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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

FACET BIOTECH CORPORATION
(Name of Subject Company)

FACET BIOTECH CORPORATION
(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

30303Q103
(CUSIP Number of Class of Securities)

Francis Sarena
Vice President, General Counsel and Secretary
1500 Seaport Boulevard
Redwood City, CA 94063
(650) 454-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Robert Spatt
Richard Capelouto
Kirsten Jensen
Simpson Thacher & Bartlett LLP
2550 Hanover Street
Palo Alto, CA 94304
(650) 251-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is Facet Biotech Corporation, a Delaware corporation ("Facet"), and the address and telephone number of its principal executive offices are 1500 Seaport Boulevard, Redwood City, California 94063, (650) 454-1000.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this "Statement") relates is Facet's Common Stock, par value $0.01 per share ("Common Stock"), including the associated rights to purchase shares of Series A Preferred Stock ("Rights", and together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of September 7, 2009, as amended by the amendments thereto dated as of December 15, 2009, December 16, 2009 and March 9, 2010 (as amended from time to time, the "Rights Agreement"), by and between Facet and Mellon Investor Services LLC as Rights Agent (the "Rights Agent"). As of March 19, 2010, there were outstanding 25,252,500 shares of Common Stock.

Item 2.    Identity and Background of Filing Person

Name and Address

        Facet is the person filing this Statement. Facet's name, address and business telephone number are set forth in "Item 1. Subject Company Information", which information is incorporated by reference. Facet's website address is www.facetbiotech.com. The information on Facet's website should not be considered a part of this Statement.

Tender Offer

        This Statement relates to the tender offer by Amber Acquisition Inc. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Abbott Laboratories ("Abbott"), to purchase all outstanding Shares at a purchase price of $27.00 per share, in cash, without interest and less any required withholding of taxes (the "Offer Price"). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the "Schedule TO"), filed by Purchaser and Abbott with the Securities and Exchange Commission (the "SEC") on March 23, 2010, and is subject to the conditions set forth in the Offer to Purchase dated March 23, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer").

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 9, 2010 (the "Merger Agreement"), among Abbott, Purchaser and Facet. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will consummate a merger in which any remaining Shares of Facet will be converted into the right to receive the same per Share price paid in the Offer. Upon consummation of the proposed merger, Purchaser will merge with and into Facet and will cease to exist, with Facet continuing as the surviving corporation.

        According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Abbott and Purchaser are 100 Abbott Park Road, Abbott Park, Illinois 60064, (847) 937-6100.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as disclosed in this Statement or in the Information Statement of Facet attached to this Statement as Annex B and incorporated herein by reference (the "Information Statement") or as otherwise incorporated by reference herein, as of the date of this Statement, to the knowledge of Facet, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between Facet or any of its affiliates and (1) Facet's executive officers, directors or affiliates or (2) Purchaser, Abbott or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Facet's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Abbott's right (after acquiring a majority of the Shares (determined on a fully diluted basis) pursuant to the Offer) to designate persons to the Board of Directors of Facet (the "Board") other than at a meeting of the stockholders of Facet.

        Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements between Facet and Abbott

  Merger Agreement

        A summary of the Merger Agreement is contained in Section 11(b) entitled "The Merger Agreement" in the Offer to Purchase, which is being mailed to Facet stockholders together with this Statement. The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by this reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties' respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by this reference.

  Abbott IL-12 Patent License Agreement

        Facet and Abbott are parties to a patent license agreement, dated December 23, 2003 (the "Patent License Agreement"), pursuant to which Facet licensed to Abbott exclusive rights to certain intellectual property related to fully human antibodies capable of binding interleukin-12 (IL-12) or its receptor. Abbott has announced that its anti-IL-12 biologic, ABT-874, is in phase 3 development for psoriasis.

        Facet could receive regulatory related milestone payments with respect to ABT-874 and royalties on future sales of ABT-874 in the low single digits. Certain of the rights licensed to Abbott were initially licensed by Facet from Hoffmann-La Roche, Inc. and F. Hoffmann-La Roche Ltd. (together, "Roche") and Facet must share with Roche any consideration Facet may receive from Abbott under the Patent License Agreement.

  Abbott Humanization Agreements

        Facet and Abbott are parties to a master agreement, dated June 3, 2004 (the "Master Agreement"), pursuant to which Abbott may request Facet to perform antibody humanization services with respect to antigens specified by Abbott and Facet would license to Abbott rights under certain humanization patents and know-how. Upon Abbott's election under the Master Agreement to have Facet humanize an antibody to a specified antigen, Facet and Abbott enter into a humanization agreement governing the humanization services and license grants with respect to the specified antigen. Currently, Facet and Abbott are parties to five such humanization agreements, each of which was entered into under the Master Agreement. Under each humanization agreement, Facet received an upfront fee to humanize an antibody to the antigen specified by Abbott. Under these humanization agreements, Facet also receives annual maintenance fees and may receive development, regulatory and sales-based milestone payments and royalties in the low single digits on net sales of antibodies covered by these humanization agreements. Facet is obligated to pay a portion of any royalties from Abbott under these humanization agreements to PDL BioPharma, Inc., a predecessor entity to Facet ("PDL") until the expiration of antibody humanization related patents held by PDL.

  Confidentiality Agreement

        Facet and Abbott are parties to a confidentiality agreement (the "Confidentiality Agreement"). The Confidentiality Agreement provides, among other things, that, in connection with Abbott's interest in a possible negotiated transaction involving Facet, Abbott will keep all oral and written information concerning, and furnished by, Facet or its representatives and all analyses, compilations, data, studies, notes, interpretations, memoranda, or other documents prepared by Abbott or its representatives containing or based in whole or in part on any such information, confidential and will not disclose such information to any other person (except to its representatives that have a need to know such information for the purpose of evaluating a transaction, or as required by law) without the consent of Facet.

  Beneficial Ownership of Shares

        According to the Schedule TO, as of March 23, 2010, neither Abbott nor Purchaser beneficially owned any Shares.

Arrangements with Current Executive Officers and Directors of Facet

        The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Facet and its executive officers or directors that relate to the Offer. Additional material agreements, understandings and actual or potential conflicts of interest between Facet and its executive officers or directors that are unrelated to the Offer are discussed in the Information Statement. The following summaries are qualified in their entirety by reference to the Merger Agreement, Facet's 2008 Equity Incentive Plan (the "2008 Plan"), Facet's Retention and Severance Plan (the "Severance Plan") and Facet's 2008 Employee Stock Purchase Plan (the "ESPP"), which are filed as Exhibits (e)(1), (e)(8), (e)(13) and (e)(21) hereto, respectively, and are incorporated herein by reference.

  Treatment of Shares, Stock Options and Restricted Stock Pursuant to the Merger Agreement

        Those of Facet's directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Facet. If the directors and executive officers tender all of the 92,619 Shares owned by them as of March 9, 2010 (which number of Shares excludes restricted Shares and options to purchase Shares, which are addressed in the succeeding paragraph below) for purchase pursuant to the Offer and those Shares were purchased by the Purchaser for the Offer Price, the directors and executive officers will receive an aggregate of $2,500,713 in cash. As discussed below under "Item 4. The Solicitation or Recommendation", to the knowledge of Facet, all of Facet's directors or executive officers currently intend to tender all of their Shares for purchase pursuant to the Offer.

        If the Merger is consummated following the Offer, under the terms of the Merger Agreement, all stock options outstanding (whether or not vested and whether held by directors, executive officers or other employees) will be cancelled, and the holders thereof will receive cash consideration equal to the product of the number of options they own (both vested and unvested) and the difference between the Offer Price and the exercise price of the options. As of March 9, 2010, the directors and executive officers of Facet held options to purchase an aggregate of 927,046 Shares, 327,439 of which were vested and exercisable and 599,607 were unvested as of that date, with exercise prices ranging from $6.17 to $15.38.

        If the Merger is consummated following the Offer, under the terms of the Merger Agreement, each director and executive officer will receive the same cash consideration for each Share underlying a restricted stock award (whether vested or unvested) as the other stockholders of Facet will receive per Share. As of March 9, 2010, an aggregate of 257,465 unvested Shares underlying restricted stock awards were held by the directors and executive officers of Facet.

        The following table summarizes the equity interests of the each of Facet's current executive officers and directors as of March 9, 2010, including the aggregate consideration each individual will receive for Shares if such individual tendered all Shares owned by such individual as of such date in the Offer, and the payment each individual will receive pursuant to the terms of the Merger Agreement upon the cash-out of outstanding stock options and restricted stock awards held by such individual as of such date in connection with the Merger, in each case based on the Offer Price.

Name of Director or Executive Officer	Number of Unrestricted Shares Owned	Cash Consideration for Unrestricted Shares	Number of Vested Stock Options	Cash Consideration for Vested Stock Options	Number of Unvested Stock Options	Cash Consideration for Unvested Stock Options	Number of Shares of Unvested Restricted Stock	Cash Consideration for Unvested Restricted Stock	Total Cash Consideration under Merger Agreement
Brad Goodwin	10,000	$270,000	22,222	$455,352	4,445	$77,521	3,334	$90,018	$892,890
Hoyoung Huh	0	$0	8,333	$96,829	8,334	$96,841	8,333	$224,991	$418,662
Gary Lyons	8,333	$224,991	18,333	$376,229	3,334	$58,145	2,500	$67,500	$726,865
David Parkinson	8,333	$224,991	18,333	$376,229	3,334	$58,145	2,500	$67,500	$726,865
Kurt von Emster	8,333	$224,991	16,667	$341,674	3,334	$58,145	1,667	$45,009	$669,818
Faheem Hasnain	18,463	$498,501	118,354	$2,419,561	264,646	$5,244,589	102,667	$2,772,009	$10,934,660
Herb Cross	5,281	$142,587	11,677	$216,169	16,189	$314,612	11,602	$313,254	$986,623
Andrew Guggenhime	12,383	$334,341	44,986	$840,922	85,754	$1,638,507	33,606	$907,362	$3,721,132
Maninder Hora	7,516	$202,932	27,855	$514,428	37,001	$719,070	13,803	$372,681	$1,809,110
Ted Llana	2,989	$80,703	22,558	$455,171	68,135	$1,333,064	39,893	$1,077,111	$2,946,050
Mark Rolfe	1,113	$30,051	0	$0	64,000	$1,032,960	21,333	$575,991	$1,639,002
Francis Sarena	9,875	$266,625	18,121	$344,289	41,101	$788,975	16,227	$438,129	$1,838,018

  Treatment of Employee Stock Purchase Plan Pursuant to the Merger Agreement

        Under the Merger Agreement, any offering period under the ESPP which had commenced prior to March 9, 2010 will continue, and the Shares will be issued to participants in the ESPP on the next currently scheduled purchase date occurring after March 9, 2010 and prior to effective time of the Merger (the "Effective Time"). With respect to any offering period under the ESPP that would by its terms continue past the completion of the Merger, the Board (or an appropriate committee under the ESPP) is required to take such action as is necessary to terminate the ESPP on the business day immediately prior to the closing of the Merger, and each participant's accumulated payroll deductions will be used to purchase Shares immediately prior to the completion of the Merger in accordance with the terms of the ESPP, and the Shares purchased under ESPP will be canceled in the Merger and converted into the right to receive the Offer Price.

  Other Potential Payments upon Termination or Change in Control

        Facet's executive officers participate in, or have entered into, as applicable, the various arrangements and agreements discussed below, which provide for the vesting of equity awards and the payment of compensation in connection with a "change in control" (as defined in these arrangements and agreements) of Facet, such as would occur upon the completion of the Offer (in certain instances, benefits are provided only in the event of termination without "cause" or for "good reason" following a change in control).

  Acceleration of Vesting of Options and Restricted Stock under the 2008 Plan and Severance Plan

        Each of the 2008 Plan and the Severance Plan contain provisions providing for the acceleration of vesting of equity awards in connection with a change of control under certain circumstances. However, in light of the provisions of the Merger Agreement providing for the payment of cash with respect to all unvested options and unvested shares of restricted stock upon consummation of the Merger, these 2008 Plan and Severance Plan provisions regarding acceleration of vesting would only be applicable to the extent that a termination of employment of an executive officer were to occur after completion of the Offer and prior to the Effective Time.

        The 2008 Plan provides that the Compensation Committee of the Board, as administrator, in its discretion may provide for the acceleration of vesting of awards issued under the 2008 Plan (which includes all presently unvested options to purchase Shares and restricted Shares held by executive officers of Facet), including in the event of a change in control such as the Offer. However, the terms of the Merger Agreement restrict Facet's ability to take any such action to accelerate without Abbott's prior consent.

        All outstanding equity awards held by the executive officers are also subject to the terms of the Severance Plan, which provides for the acceleration of any unvested equity awards in connection with the involuntary termination of employment of an executive officer, which termination occurs within 18 months following a change in control such as the Offer. Information as to what would constitute an "involuntary termination" appears below under "Other Payments Under Severance Plan in Event of Involuntary Termination of Employment".

  Other Payments Under Severance Plan in Event of Involuntary Termination of Employment

        In addition to containing provisions regarding acceleration of equity vesting as described above, the Severance Plan also provides for payment of severance and the provision of substantially similar health and life insurance benefits in connection with the involuntary termination of employment of an executive officer, which termination occurs within 18 months following a change in control such as the Offer. As used in the Severance Plan, "involuntary termination" means termination of employment by Facet other than for cause, or the participant's death or permanent disability, including failure to renew an employment agreement, or the participant's resignation for good reason (each, a "triggering termination"). The severance benefits provided are conditioned on the executive officer's execution of a general release of all claims against Facet.

        If an executive officer's employment is involuntarily terminated in connection with or within 18 months after a change in control, then such officer is entitled to certain payments based on such officer's monthly "base salary rate" and "bonus rate" (in each case, as defined below), together with certain additional benefits, as follows:

  •
  a lump sum payment equal to the officer's monthly base salary rate plus monthly incentive bonus rate (calculated based on the greater of the targeted annual bonus and the prior year's actual bonus) for a specified number of months following such termination of employment: (i) 24 months for the chief executive officer, (ii) 18 months for a senior vice president, (iii) 12 months for a vice president and (iv) 9 months for a key employee;

  •
  health and life insurance benefits at a specified cost for a specified number of months following such termination of employment: (i) 24 months for the chief executive officer, (ii) 18 months for a senior vice president, (iii) 12 months for a vice president and (iv) 9 months for a key employee;

  •
  full vesting and acceleration of all the officer's stock options and other equity awards, with the right to exercise stock options for a period of one year following such termination of employment; and

  •
  paid outplacement services for six months.

        For purposes of the Severance Plan, in connection with an involuntary termination of employment within 18 months after a change of control such as the Offer, the term monthly "base salary rate" means an amount equal to the officer's monthly base salary immediately prior to the triggering termination (without giving effect to any reduction constituting "good reason" for resignation) or, if greater, the officer's monthly base salary immediately prior to the change in control. The term "bonus rate" means a quotient determined by dividing by 12 whichever of the following amounts is the greatest: (1) the aggregate amount of all annual incentive bonuses earned by the officer during the fiscal year immediately prior to the year of the change in control, (2) the aggregate amount of all annual incentive bonuses earned by the officer during the fiscal year immediately prior to the year of the triggering termination, or (3) the aggregate of all annual incentive bonuses that would be earned by the officer at the targeted annual rate assuming attainment of 100% of all applicable performance goals in the year in which the triggering termination occurs. For this purpose, annual incentive bonuses do not include signing bonuses, retention bonuses or other nonrecurring cash awards that are not part of an annual incentive bonus program.

        As used in the Severance Plan, "cause" means the occurrence of any of the following:

  •
  theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit or falsification of any of Facet's documents or records;

  •
  material failure to abide by Facet's code of conduct or other written policies;

  •
  material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of Facet;

  •
  intentional act which has a material detrimental effect on Facet's reputation or business;

  •
  repeated failure or inability to perform any reasonable assigned duties after written notice of, and a reasonable opportunity to cure, such failure or inability;

  •
  material breach of any employment or other similar agreement with Facet not cured within 20 days after notice; or

  •
  conviction of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude.

        As used in the Severance Plan, "good reason" means the occurrence of any of the following conditions without informed written consent:

  •
  a material diminution in the officer's authority, duties or responsibilities;

  •
  a material diminution in the authority, duties or responsibilities of the officer's supervisor;

  •
  a material reduction in the officer's base salary rate or annual incentive bonus target rate, unless comparable reductions are concurrently made for all other officers and key employees of Facet;

  •
  a change in work location that increases the regular one-way commute distance by more than 30 miles; or

  •
  any action or inaction by Facet that constitutes a material breach of the Severance Plan or an employment agreement.

  280G Gross-Up

        The participation agreement of Faheem Hasnain under the Severance Plan provides that Facet will pay Mr. Hasnain a tax "gross-up" payment in the event that an excise tax payment becomes payable by Mr. Hasnain under Sections 280G and 4999 of the Internal Revenue Code (the "Code") in connection with a change in control transaction such as the Offer. The effect of the tax "gross-up" payment would be that the net amount retained by Mr. Hasnain from all payments and benefits after deduction of all applicable taxes (including excise taxes, penalties and interest), would equal the net amount he would have retained in the absence of such excise taxes. However, Mr. Hasnain is not entitled to a tax gross-up payment in the event that the payments made to him that would otherwise be subject to an excise tax do not exceed the greatest amount of payments that could be paid without giving rise to the excise tax by an amount equal to the lesser of (i) $100,000 or (ii) 5% of the payments that could be paid without giving rise to the excise tax. See the table below for the amount of the potential payment to Mr. Hasnain in connection with the completion of the Offer and consummation of the Merger, assuming a subsequent involuntary termination of his employment as indicated below.

        With respect to the other executive officers, the Severance Plan provides that payments and benefits will be cut back to the degree necessary to provide the officer with the greatest after-tax benefit in the event any portion of the payments becomes subject to excise taxes under Section 280G and 4999 of the Code. The officers may also elect to reduce the amount of vesting acceleration of their equity awards to avoid triggering these excise taxes. The value of the acceleration of the stock options and restricted stock awards held by the other executive officers will not trigger the application of excise taxes under Sections 280G and 4999 of the Code.

        The following table summarizes all potential payments described under "Other Potential Payments upon Termination or Change in Control", assuming an involuntary termination of Facet's executive officers as of April 30, 2010 and completion of the Offer and consummation of the Merger prior to that date (and assuming that all of the payments described above under "Treatment of Shares, Stock Options and Restricted Stock Pursuant to the Merger Agreement" have been previously made).

Name	Cash Severance Payments ($)(1)	Continuation of Health and Life Insurance Benefits	Outplacement Services ($)	Tax Gross-Up Payments ($)	Total ($)
Faheem Hasnain	$1,980,000	$49,363	$10,000	$1,339,021	$3,378,384
Herb Cross	$318,500	$24,776	$10,000	$—	$353,276
Andrew Guggenhime	$801,075	$37,093	$10,000	$—	$848,168
Maninder Hora	$398,150	$24,776	$10,000	$—	$432,926
Ted Llana	$682,500	$37,093	$10,000	$—	$729,593
Mark Rolfe	$672,375	$37,093	$10,000	$—	$719,468
Francis Sarena	$420,021	$24,776	$10,000	$—	$454,797

(1)
The amount of each officer's cash severance payments was determined in accordance with the Severance Plan and is based on each officer's monthly base salary rate and annual incentive bonus amount or annual incentive bonus rate (see Annex B for more information).

        Some of the foregoing payments and/or benefits may be delayed or limited as necessary to comply with or be exempt from Code Sections 280G and 409A and the regulations thereunder.

  Effect of Merger Agreement on Employee Benefits.

        For the period commencing at the Effective Time and ending on the earlier of twelve (12) months following the Effective Time and the date on which the employment of a Facet employee who continues his or her employment with the entity surviving the Merger terminates, the Merger Agreement provides that the entity surviving the Merger will provide each such employee with:

  •
  at least the same annual rate of base salary as was provided to such employee immediately prior to the Effective Time; and

  •
  an opportunity to earn annual performance bonus and commission opportunities that are comparable to the bonus and commission opportunities that were provided to such employee immediately prior to the Effective Time.

        Until the earlier of December 31, 2010 and the date on which the employment of such Facet employee terminates, the Merger Agreement provides that the entity surviving the Merger will provide each such Facet employee with employee benefits that are substantially comparable in the aggregate to those benefits that were provided to such Facet employee immediately prior to the Effective Time (excluding, for this purpose, any equity compensation arrangements that were made available to such employee prior to the Effective Time). However, the Merger Agreement provides that neither Abbott nor the entity surviving the Merger will be under any obligation to retain any Facet employee or group of Facet employees or to retain any Facet benefit plan, other than as required by law.

        Abbott or the entity surviving the Merger will recognize all service of directors, officers or employees of Facet with Facet (including service with any predecessor employer of Facet, to the extent service with such predecessor employer is recognized by Facet) prior to the completion of the Merger for vesting or eligibility purposes (but not for purposes of early retirement subsidies under any defined benefit pension plan or benefit accrual purposes) with respect to any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, maintained by Abbott or any of its subsidiaries (other than retiree healthcare plans or programs and any equity compensation arrangement, but including any paid time off, vacation and severance pay arrangements) in which any director, officer or employee of Facet will participate upon completion of the Merger, unless such recognition of service would result in a duplication of benefits or to the extent that such service was not recognized under the corresponding Facet employee benefit plan.

  Exculpation and Indemnification of Facet Directors and Officers

        Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") permits a Delaware corporation to include a provision in its certificate of incorporation that its directors will not be liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty. Facet's amended and restated certificate of incorporation (the "Certificate") includes such a provision. Such provision, however, does not preclude the personal liability of directors for monetary damages (i) for breaches of the duty of loyalty, (ii) for acts or omissions not in good faith, involving intentional misconduct, or involving knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which a director derives an improper personal benefit.

        Additionally, as permitted by Section 145 of the DGCL, Facet's bylaws (the "Bylaws") provide that (i) Facet shall indemnify its directors and officers and may indemnify its employees and agents in each case to the fullest extent permitted by Delaware law, (ii) Facet shall advance expenses to such directors and officers, and may advance expenses to such employees and agents, in connection with defending a proceeding, (iii) the rights conferred in the Bylaws are not exclusive of any other rights under any agreement or otherwise and (iv) Facet may maintain director and officer liability insurance.

        Facet has entered into indemnity agreements with its directors and Facet's executive officers to, among other things, provide them with the maximum indemnification allowed under applicable law, including, to the extent permitted by applicable law, indemnification for judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being a director, officer or employee of Facet. Facet has also purchased directors' and officers' liability insurance insuring Facet's directors and officers against certain claims that may be asserted against them in their capacity as directors and officers of Facet.

        Pursuant to the Merger Agreement, Abbott has agreed, for six years after the Effective Time, to provide (or to cause the surviving corporation of the Merger to provide) indemnification and exculpation for (i) each person who is or has been, as of the date of the Merger Agreement, or who becomes, prior to the Effective Time, an officer or director of Facet or any of its subsidiaries and (ii) individuals that are party to indemnity agreements in effect as of March 9, 2010, in each case as provided under the Certificate and Bylaws, the corresponding governance documents of Facet's subsidiaries and such indemnity agreements, as applicable. These indemnification obligations will not be terminated or modified in a way that adversely affects any indemnified party without the prior consent of such party.

        Under the terms of the Merger Agreement, Abbott also has agreed either to cause Facet's current directors' and officers' liability insurance policy to be maintained in effect for a period of six years after the Effective Time or to obtain a prepaid "tail" policy, in each case covering acts or omissions at or prior to the Effective Time for a period of six years after the Effective Time, and covering all those persons who are currently covered by Facet's directors' and officers' liability insurance. Any such "tail" policy shall be on terms with respect to such coverage and amounts no less favorable to such indemnified persons than those of the current policy; except that if the annual premium for such policy exceeds 250% of the current annual premium, Abbott will not be required to pay such amount and shall instead purchase a substitute policy with the greatest coverage available for such 250% amount.

Item 4.    The Solicitation or Recommendation

Solicitation/Recommendation

        After consideration, including review of the terms and conditions of the Offer in consultation with Facet's financial and legal advisors, the full Board, by unanimous vote at a meeting on March 9, 2010, determined that the terms of the Offer are fair to and in the best interests of Facet's stockholders, and the Board unanimously approved and declared advisable the Offer, the Merger and the Merger Agreement.

        Accordingly, for the reasons described in more detail below, the Board has unanimously (i) determined that the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, are fair to and in the best interests of Facet and the stockholders of Facet, (ii) approved and declared advisable the Merger Agreement, the Offer and the Merger and (iii) recommended that the stockholders of Facet accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

        In reaching the conclusions and in making the recommendation described above, the Board consulted with Facet's management, as well as Facet's financial and legal advisors, and took into account a number of reasons, described under "Reasons for the Board's Recommendation" below.

        Copies of a letter to Facet's stockholders relating to the recommendation of the Board is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

  Background of the Offer

        At the beginning of 2008, PDL was engaged in three businesses, one of which was its biotechnology operations. In April 2008, following the divestiture of its commercial operations and antibody manufacturing facility through three asset sale transactions, PDL announced its intent to separate its antibody humanization royalty assets from its biotechnology operations by spinning off its biotechnology operations to its stockholders. In July 2008, in preparation for the spin-off, PDL organized Facet as a wholly owned subsidiary of PDL. In December 2008, PDL contributed its biotechnology operations and $405 million in cash to Facet and distributed all of Facet's outstanding shares to PDL's stockholders of record. On December 18, 2008, Facet became an independent, publicly traded company. In January 2009, the Company effected a restructuring and reduction in force and announced that, as a result, the Company expected to fund its business operations for approximately four years and advance and enhance its drug development pipeline to demonstrate meaningful value over this period.

        Facet and Biogen Idec Inc. ("Biogen Idec") are parties to a collaboration agreement providing for, among other things, the joint development, manufacture and commercialization of daclizumab in multiple sclerosis and indications other than transplant and respiratory diseases. On August 17, 2009, two weeks after the public announcement by Facet that Biogen Idec and Facet expected to initiate the DECIDE phase 3 study for daclizumab in the first half of 2010, the chief executive officer of Biogen Idec told Faheem Hasnain, the President and Chief Executive Officer of Facet, that Biogen Idec wanted to purchase Facet's rights to daclizumab. Mr. Hasnain responded that a sale of those rights likely would not make strategic sense for Facet at that point in time, given the significant value Facet attributed to the daclizumab program. Biogen Idec's chief executive officer then indicated that if Facet was not interested in selling its daclizumab rights, Biogen Idec would be interested in an acquisition of the entire company.

        On August 20, 2009, Biogen Idec made a non-public proposal to Facet to acquire all of the outstanding Shares at a cash price of $15.00 per Share, which it confirmed in writing the following day. On August 21, 2009, Facet contacted Centerview Partners LLC ("Centerview") and requested that Centerview serve as Facet's financial advisor and assist Facet in evaluating Biogen Idec's proposal. The Board, after consulting with Facet's management, Centerview and Facet's legal advisor, Simpson Thacher & Bartlett LLP ("Simpson Thacher"), determined that the $15.00 per Share offer was inadequate and rejected Biogen Idec's proposal.

        On September 4, 2009, Biogen Idec delivered a letter to the Board, which Biogen Idec also made public, proposing to acquire all of the Shares at a purchase price of $14.50 per Share. On September 8, 2009, the Board announced that it had determined that the Biogen Idec proposal was inadequate and not in the best interests of the stockholders, and that the Board had adopted the Rights Agreement. On September 21, 2009, Biogen Idec commenced a tender offer to acquire all of the Shares at $14.50 per Share in cash, and on September 30, 3009, the Board recommended that Facet's stockholders not tender their Shares to Biogen Idec. On December 3, 2009, Biogen Idec increased its tender offer price to $17.50 per Share in cash, stating that the revised price was its best-and-final offer and that Biogen Idec would allow the tender offer to expire on December 16, 2009 unless Facet's stockholders tendered a majority of the outstanding Shares prior to expiration. On December 10, 2009, the Board recommended that Facet's stockholders not tender their Shares to Biogen Idec in connection with the revised offer. In connection with its December 10, 2009 recommendation, the Board stated that Facet was willing to enter in a confidentiality agreement to permit Biogen Idec to engage in due diligence to determine whether Biogen Idec would materially increase its offer. At midnight on December 16, 2009, the Biogen Idec offer expired after less than a majority of Facet's stockholders tendered their Shares.

        After the announcement on September 4, 2009 of Biogen Idec's offer to acquire Facet, a number of pharmaceutical companies contacted Centerview indicating potential interest in a strategic transaction involving Facet or its assets. In connection with the Board's December 10, 2009 recommendation regarding Biogen Idec's revised tender offer, Facet stated that the Board had requested Centerview to solicit additional third parties that may have an interest in a transaction that the Board would find in the best interests of Facet's stockholders. Between September 4, 2009, the date of Biogen Idec's initial public offer to acquire Facet, and March 9, 2010, Centerview had contact with 39 parties to gauge their interest in a potential strategic transaction involving Facet. Facet permitted those parties that expressed interest to enter into confidentiality agreements with Facet and conduct due diligence of Facet's business. Following the expiration of Biogen Idec's tender offer, Facet and its financial advisor had several contacts with Biogen Idec in which Biogen Idec indicated that it did not have any interest in pursuing an acquisition of Facet in a transaction that would value Facet in excess of $17.50 per Share.

        Throughout the time that the Biogen Idec tender offer was pending, the Board met on a frequent basis to review the status of the tender offer, receive updated information regarding various matters relating to the offer, discuss possible alternatives to the offer, and receive updates on each of the various contacts that had occurred between Facet or Centerview and third parties who were potentially interested in transactions involving Facet or its assets, including updates on all management presentations to third parties and other due diligence activities.

        On December 18, 2009, Centerview contacted Sean E. Murphy, Abbott's Vice President, Licensing and New Business Development, to determine if Abbott was interested in engaging in discussions with Facet regarding a potential strategic transaction.

        On December 21, 2009, the Board held a regularly scheduled meeting. At that meeting, representatives of Centerview and management reviewed the status and results of Centerview's and Facet's discussions with third parties, including an update on Centerview's contact with Abbott. Later on December 21, 2009, Gayle A. Kirkpatrick, Abbott's Divisional Vice President, Global Business Development & Licensing, contacted Centerview to express Abbott's interest in engaging in discussions with Facet regarding a potential acquisition at a conference both parties were scheduled to attend in San Francisco in January, and to request a confidentiality agreement.

        Between December 22, 2009 and December 30, 2009, representatives of Abbott and Centerview corresponded regarding arrangements for the meeting to be held on January 12, 2010. In addition, representatives of Facet and Abbott proceeded to negotiate a confidentiality agreement to facilitate further discussions and the exchange of confidential information in connection with Abbott's due diligence investigation, which the parties entered into on January 12, 2010. The confidentiality agreement also contained a standstill covenant pursuant to which Abbott agreed, subject to certain conditions, not to attempt to acquire or otherwise seek control of Facet prior to January 1, 2012 on an unsolicited basis.

        On January 12, 2010, Mr. Hasnain, Andrew Guggenhime, Facet's Senior Vice President and Chief Financial Officer, Ted Llana, Facet's Senior Vice President, Commercial and Corporate Development, and Mark Rolfe, Facet's Senior Vice President and Chief Scientific Officer, gave a presentation in San Francisco regarding Facet's business and prospects, including an overview of Facet's business, various product collaboration agreements, finances and future plans, to members of Abbott management, including Mary T. Szela, Abbott's Senior Vice President, Global Strategic Marketing and Services, Pharmaceutical Products Group, William J. Chase, Abbott's Vice President, Licensing and Acquisitions, and John G. Poulos, Abbott's Group Vice President, Global Pharmaceutical Licensing and New Business Development. Representatives of Centerview also attended the presentation.

        On January 15, 2010, Abbott requested access to Facet's secure online electronic data room, and to discuss scheduling further due diligence meetings with Facet's management team.

        On January 18, 2010, Abbott and its advisors were given access to Facet's electronic data room. During the period from January 18, 2010 through February 24, 2010, representatives of Abbott reviewed the materials contained in Facet's electronic data room and engaged in business and legal due diligence discussions by telephone with various representatives of Facet, and sent a number of requests for additional due diligence information to representatives of Facet, to which Facet responded.

        Between January 19, 2010 and February 2, 2010, numerous due diligence conference calls were held between Abbott's representatives and Facet's representatives to discuss, among other things, Facet's clinical development programs, protein engineering technologies, commercial contracts and intellectual property and regulatory matters relevant to certain of Facet's products. On February 2, 2010, representatives of Abbott visited Facet's facility in Redwood City, California, to conduct due diligence with respect to Facet's business.

        On January 19, 2010 and February 12, 2010, the Board held regularly scheduled meetings. At each of those meetings, representatives of Centerview and Facet management reviewed the status and results of the discussions of Centerview and Facet with third parties including Abbott, as well as Abbott's due diligence activities to date.

        On February 12, 2010, Ms. Szela and Mr. Chase called Mr. Hasnain and stated that Abbott's senior management would meet to discuss the potential acquisition of Facet on February 15, 2010, and that they expected that after that meeting Abbott would be prepared to discuss the price at which Abbott would potentially be willing to acquire Facet.

        On February 17, 2010, Mr. Chase and Mr. Poulos called Centerview and stated that Abbott's preliminary valuation for Facet was $25.00 per Share in cash, subject to addressing additional business diligence matters through further meetings with Facet's management and approval of Abbott's board of directors, and that such offer would not be subject to a financing condition.

        On February 18, 2010, Ms. Szela and Mr. Chase called Mr. Hasnain to follow up on the conversation with Centerview, and to discuss generally the diligence items that Abbott would need to review in greater detail in meetings with Facet's management. In that conversation, Mr. Hasnain indicated his expectation that Abbott should increase its proposed offer price after its additional due diligence questions were discussed with Facet's management. During this call, the parties scheduled additional due diligence meetings for February 24 and 25 at Facet's offices in Redwood City, California.

        Between February 22 and February 24, 2010, Abbott's legal counsel, Jones Day, sent a number of requests for additional due diligence information to representatives of Facet, to which Facet responded.

        On February 24 and February 25, 2010, the additional legal and business due diligence meetings were held at Facet's offices in Redwood City. A meeting concerning legal due diligence was held on February 24, 2010 among Francis Sarena, Facet's Vice President, General Counsel and Secretary, a representative of Simpson Thacher, representatives of Abbott and a representative of Jones Day. On February 25, 2010, Messrs. Hasnain, Guggenhime, Llana and Sarena and other members of Facet's management and representatives of Centerview met with Ms. Szela, Mr. Chase and other representatives of Abbott in a series of meetings regarding Abbott's outstanding business due diligence concerns. Following these meetings, Abbott's representatives continued their legal and business due diligence review of Facet throughout the next week.

        On March 1, 2010, Mr. Chase called Mr. Hasnain and Centerview to discuss the terms of the proposed transaction. Mr. Chase indicated that while Abbott had further due diligence to complete, Facet had satisfactorily addressed Abbott's primary business diligence questions, and Abbott was prepared to increase its proposed offer price to up to $27.00 per Share, subject to satisfactory completion of due diligence, negotiation of a satisfactory acquisition agreement, approval of the transaction by Abbott's board of directors, and a 14-day exclusivity period, during which Abbott would complete its due diligence and negotiate the terms of definitive transaction documents. Mr. Hasnain inquired whether up to $27.00 per Share was the best price that Abbott would be prepared to offer, and Mr. Chase indicated that it was. Mr. Hasnain also inquired whether Abbott would consider a price structure that included a contingent value right that would enable Facet's stockholders to share in the future appreciation in value of daclizumab and Facet's other development products. Mr. Chase indicated that Abbott was not willing to include a contingent value right.

        On March 2, 2010, a telephonic meeting of the Board was convened to discuss the Abbott proposal and the status of the discussions with other third parties. At that meeting, Facet's management and Centerview reviewed the discussions with Abbott and the due diligence conducted by Abbott through that date. Management of Facet and Centerview also provided an overview of the discussions that had been conducted to date by Facet and Centerview with other parties who had expressed a potential interest in a transaction with Facet, as well as Biogen Idec's prior statements that it was not interested in pursuing a transaction that valued Facet at more than $17.50 per Share. Following discussion, the Board authorized management to engage in negotiations with Abbott to see whether agreement could be reached with respect to the terms of a transaction to be presented to the Board. However, the Board declined to authorize Facet to provide Abbott any exclusive negotiating period.

        On March 2, 2010, Mr. Chase and Mr. Hasnain spoke again by telephone to discuss various matters relating to the proposed transaction. Mr. Hasnain indicated that Facet's board of directors was not willing to grant an exclusivity period to Abbott. Mr. Chase also requested additional information with respect to various matters required for Abbott to complete its due diligence review. Later that day, Mr. Chase and Mr. Hasnain spoke again by telephone to discuss the process of negotiating definitive transaction documents and the coordination of Abbott's and Facet's communications planning. Later on March 2, 2010, representatives of Simpson Thacher provided an initial draft of a merger agreement to Abbott and Jones Day contemplating a transaction structured as a tender offer followed by a merger. The draft merger agreement proposed a termination fee of 2% of the transaction value, payable only under circumstances in which Facet terminated the merger agreement to accept a superior proposal or in which the merger agreement was terminated under limited circumstances after a competing takeover proposal had been made to Facet.

        On March 5, 2010, representatives of Abbott and Facet and their respective legal counsel met at the offices of Jones Day in Chicago to negotiate the terms of the merger agreement. Representatives of Abbott and Jones Day provided a detailed list of changes that Abbott would require to the draft merger agreement, including increasing the termination fee to 5% of the transaction value, significantly expanding the circumstances under which a termination fee would be paid to Abbott and modifying terms to provide greater transaction certainty to Abbott. Abbott also indicated during these discussions that it would require that Facet reimburse its expenses if the merger agreement was terminated under specified circumstances. Mr. Sarena and Simpson Thacher briefed Messrs. Hasnain and Guggenhime and other members of Facet's senior management on March 5, 2010 on the significant issues raised in the merger agreement negotiations with Abbott.

        On the morning of March 6, 2010, Jones Day delivered a revised draft of the merger agreement to Facet and Simpson Thacher reflecting resolution of several negotiated issues and Abbott's position with respect to issues that had not then been agreed by the parties. After review, Mr. Sarena and Simpson Thacher briefed Mr. Hasnain and other members of Facet's senior management on the material issues raised by that draft, which included issues concerning the scope of Facet's representations and warranties and pre-closing covenants, the closing conditions and transaction certainty, the size of the termination fee and related matters. Mr. Hasnain then called Mr. Chase and expressed his concern at the number of issues in the draft merger agreement that remained to be resolved. Mr. Chase responded that he was confident that a satisfactory acquisition agreement could be negotiated, but that Abbott would not agree to a 2% termination fee. Representatives of Abbott and Facet and their respective legal counsel continued to meet throughout the day at the offices of Jones Day in Chicago to negotiate the terms of the merger agreement.

        On the morning of March 7, 2010, Simpson Thacher delivered a revised draft of the Merger Agreement to Jones Day. Mr. Sarena and Simpson Thacher then briefed Mr. Hasnain and other members of Facet's senior management on the significant issues in the draft which remained under discussion. In the afternoon of March 7, 2010, the Board held a meeting at which representatives of Centerview, Simpson Thacher and members of Facet's management were present. At that meeting, a representative of Simpson Thacher reviewed the fiduciary duties of the Board in connection with their consideration of a potential transaction with Abbott. Members of Facet's management and representatives of Centerview and Simpson Thacher reviewed the solicitations that had occurred of third parties that could have an interest in a transaction, and the status and results of the discussions that Centerview and Facet had conducted with third parties other than Abbott. Representatives of Centerview reviewed with the Board its financial analysis of the $27.00 per Share offer and the Board, management and Centerview discussed the terms proposed by Abbott, as well as the business, operations, financial results and prospects of Facet. A representative of Simpson Thacher also reviewed the principal terms of the draft merger agreement distributed by Simpson Thacher on March 7, 2010, the status of the negotiations with Abbott, and the material open issues that remained regarding closing conditions and transaction certainty, the size of the termination fee and related matters. Between the evenings of March 7, 2010 and March 8, 2010, Facet, Simpson Thacher, Abbott and Jones Day continued to negotiate the terms of the merger agreement. Mr. Sarena and Simpson Thacher continued to brief Mr. Hasnain and other members of Facet's senior management on an on-going basis regarding the issues concerning the merger agreement. During this period, Mr. Chase and Mr. Hasnain also spoke by telephone a number of times to discuss various transaction terms.

        On the morning of March 8, 2010, Jones Day delivered a revised draft of the merger agreement to Facet and Simpson Thacher. This draft continued to reflect Abbott's request for a termination fee of 5% of the transaction value, expense reimbursement in favor of Abbott if the merger agreement was terminated under specified circumstances and provisions providing Abbott with greater transaction certainty. Facet continued to seek terms that would also provide Facet with greater transaction certainty.

        During the afternoon of March 8, 2010, representatives from Abbott, Jones Day, Facet and Simpson Thacher continued negotiating the terms of the merger agreement. During the course of those discussions, Abbott and Facet agreed that in exchange for providing Abbott with some of the terms it was seeking in order to provide it with greater transaction certainty, Abbott would no longer insist on a 5% termination fee and instead would agree to a termination fee of $25,250,000, or approximately 3.5% of the total transaction value, under the circumstances specified in the Merger Agreement.

        In the late afternoon of March 8, 2010, Mr. Chase called Mr. Hasnain to discuss issues relating to the merger agreement, and indicated that Abbott's proposed offer price was $27.00 per Share.

        In the evening of March 8, 2010, the Board held a meeting, which members of Facet's management and representatives of Centerview and Simpson Thacher attended. A representative of Simpson Thacher reviewed the terms of the draft merger agreement, the status of the material issues that had been discussed with the Board on March 7, 2010 and the remaining open issues. The Board then discussed the terms of the Merger Agreement and the open issues with representatives of management, Simpson Thacher and Centerview.

        On March 9, 2010, following meetings between representatives of Abbott and Facet and their respective legal counsel, Jones Day distributed the draft merger agreement in the form that was to be presented to Facet's board of directors for its review, and Simpson Thacher distributed the final version of the disclosure schedules referenced in the merger agreement.

        In the afternoon of March 9, 2010, the Board held a meeting at which members of Facet's management and representatives of Centerview and Simpson Thacher were present. At that meeting, a representative of Simpson Thacher reviewed the fiduciary duties of the Board in connection with the Board's consideration of a potential transaction with Abbott, and reviewed the final terms of the proposed merger agreement. Representatives of Centerview reviewed its financial analysis of the proposed transaction with Abbott. After responding to questions, Centerview delivered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, that as of such date and based upon and subject to the factors and assumptions set forth in the written opinion, the $27.00 per Share in cash to be paid to the holders of Shares (other than Purchaser and any of its affiliates) pursuant to the Offer or the Merger, as applicable, was fair to such holders from a financial point of view. The full text of the written opinion of Centerview, which sets forth the assumptions and limitations, matters considered and procedures followed with respect to the opinion, is attached to this Statement as Annex A.

        After considering the proposed terms of the Merger Agreement and the various presentations, as well as the resolutions to be adopted by the Board in connection with the transaction, the Board then unanimously approved the Merger Agreement and a related amendment to the Rights Agreement. Thereafter, on the afternoon of March 9 2010, Facet and the Rights Agent executed the amendment to the Rights Agreement and Facet, Abbott and Purchaser executed the Merger Agreement. Following the closing of the stock market on March 9, 2010, Abbott and Facet issued a joint press release announcing the transaction.

  Reasons for the Recommendation of the Board

        The Board, in reaching its unanimous decision to (i) determine that the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, are fair to and in the best interests of Facet and the stockholders of Facet, (ii) approve and declare advisable the Merger Agreement, the Offer and the Merger and (iii) recommend that the stockholders of Facet accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required by applicable law, adopt the Merger Agreement, consulted with Facet's management and its legal and financial advisors and have considered and evaluated a number of factors, including:

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  Full and Fair Value.  The Board's belief that the Offer Price of $27.00 per Share represents full and fair value for the Shares, taking into account the Board's familiarity with the business, operations, prospects, business strategy, properties, assets, and financial condition of Facet, and the certainty of this value in cash in the Offer compared to the risks and uncertainty associated with the operation of Facet's business, including the risks inherent in, the costs associated with and the time required for the development and marketing of pharmaceutical products.

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  Premium to Current and Historical Trading Prices of Shares.  The relationship of the Offer Price of $27.00 per Share to the current trading price and the historical trading prices of the Shares, including:

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  the fact that the Offer Price represents a 66.6% premium over the $16.21 per Share closing price on March 9, 2010, the last trading price prior to the execution of the Merger Agreement;

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  the fact that the Offer Price represents a 64.6% premium over the $16.40 per Share closing price on December 16, 2009, the date of expiration of the Biogen Idec tender offer; and

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  the fact that the Offer Price represents a 206.1% premium over the $8.82 per Share closing price on September 3, 2009, the day before Biogen Idec publicly announced its indication of interest in acquiring Facet.

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  Certainty of Value.  The fact that the consideration to be received by Facet's stockholders in the Offer and the Merger will consist entirely of cash, which will provide liquidity and certainty of value to Facet's stockholders.

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  Negotiations with Abbott.  The course of negotiations between Facet and Abbott, which resulted in an increase of $2.00, or 8.0%, in the price per Share offered by Abbott.

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  Review of Strategic Alternatives.  The Board's belief, after consultation with Facet's financial and legal advisors and review of the other strategic opportunities reasonably available to Facet, including continuing to operate as an independent company or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that completion of the Offer and consummation of the Merger represent Facet's best prospect for maximizing stockholder value.

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  Solicitation Process Undertaken by Facet.  The actions taken by Facet and the events during and following the unsolicited tender offer by Biogen Idec, which included:

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  the public announcement on December 10, 2009 that Facet Biotech had directed its financial advisor to solicit additional third parties that might have an interest in a transaction that the Board would find in the best interests of Facet's stockholders;

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  the contact by Centerview, at the direction of the Board, with 39 potential acquirers to determine their interest in acquiring Facet if the Board decided to pursue a change of control transaction;

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  Facet enabling those parties who expressed interest in Facet and its assets to conduct due diligence;

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  the contacts by Facet and Centerview with Biogen Idec to inquire whether Biogen Idec had any interest in potentially pursuing an acquisition of Facet at a value in excess of $17.50 per Share, and the responses received that Biogen Idec did not; and

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  the fact that during Biogen Idec's unsolicited tender offer and during the publicly announced process only Abbott and Biogen Idec made offers to acquire Facet.

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  Tender Offer Structure.  The fact that the transaction is structured as a tender offer, meaning that:

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  the completion of the Offer and delivery to Facet's stockholders of the Offer Price can occur on a prompt basis, reducing the period of uncertainty during the pendency of the transaction to Facet's stockholders, employees and business partners; and

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  the completion of the Offer will be followed by a second-step Merger, in which stockholders who do not tender their Shares in the Offer will receive the same cash price as the Offer Price.

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  Extension of Offer.  The fact that, subject to limited exceptions, Purchaser will be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

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  Opinion of Financial Advisor.  The opinion of Centerview, delivered to the Board orally on March 9, 2010, and subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in the written opinion, the $27.00 per Share in cash to be paid to the holders of Shares (other than Purchaser and any of its affiliates) pursuant to the Offer or the Merger, as applicable, was fair to such holders from a financial point of view, as more fully described below in Item 8 under "Opinion of Facet's Financial Advisor".

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  Likelihood of Completion.  The Board's belief that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger and the absence of a financing condition.

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  Terms of Merger Agreement; Ability to Respond to Unsolicited Proposals.  The terms and conditions of the Merger Agreement, including the ability of Facet to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, and the right of the Board of Directors after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $25,250,000 (approximately 3.5% of the transaction value), and the belief of the Board, after discussion with Facet's advisors, that the termination fee was within the range of termination fees payable in similar transactions.

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  Delaware Appraisal Rights.  The availability of statutory appraisal rights to Facet's stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

        The Board has also considered a variety of risks and other potentially negative factors concerning the Offer and the Merger. These factors included the following:

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  No Stockholder Participation in Future Growth or Earnings.  The fact that Facet's public stockholders will cease to participate in Facet's future earnings growth or benefit from any future increase in its value following the Merger and the possibility that the price of the Shares might have increased in the future to a price greater than $27.00 per Share.

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  No-Shop Restrictions.  The restrictions that the Merger Agreement imposes on soliciting competing proposals.

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  Termination Fee.  The possibility that the termination fee of $25,250,000 payable by Facet to Abbott may discourage other bidders and, if the Merger Agreement is terminated, impact Facet's ability to engage in another transaction for up to one year should the Offer not be completed, and the fact that Facet may be required to pay the termination fee under circumstances in which Facet does not engage in an another transaction.

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  Closing Conditions.  The fact that completion of the Offer and the Merger would require antitrust clearance and the satisfaction of other closing conditions that are not within Facet's control, including that the Biogen Idec collaboration agreement remain in full force and effect in all material respects and that no material adverse effect on the clinical development of daclizumab has occurred.

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  Taxable Consideration.  The fact that the gains from the transactions contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

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  Business Disruption Resulting from Offer.  The possible disruption to Facet's business and the possible effect on the ability of Facet to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of Facet's management.

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  Potential Conflicts of Interest.  The fact that Facet's executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Facet's other stockholders.

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  Interim Restrictions on Business Pending the Completion of the Offer.  The restrictions imposed by the Merger Agreement on the conduct of Facet's business prior to completion of the Offer which could delay or prevent Facet from undertaking business opportunities that may arise during that time.

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  No Meaningful Stockholder Vote on Merger by Stockholders other than Abbott after Completion of the Offer.  The fact that if the Offer is completed, Facet's remaining stockholders who are unaffiliated with Abbott will not have a meaningful opportunity to vote, as following completion of the Offer Purchaser will control at least a majority of Facet's outstanding Shares, meaning that Purchaser will control the votes required to approve the Merger and may be able to consummate the Merger without a stockholder vote if Abbott or Purchaser, with or without the Top-Up Option, owns more than 90% of Facet's outstanding Shares.

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  Abbott Control of Board after Completion of Offer.  The provisions of the Merger Agreement that provide, subject to certain conditions, Purchaser with the ability to obtain representation on the Board proportional to Purchaser's ownership of Shares upon completion of the Offer.

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  Risk Associated with Failure to Complete the Offer and Consummate the Merger.  The risks and costs to Facet if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, and the payment by Facet of its expenses associated with the Offer and Merger.

  Considerations of the Board

        The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transaction proposed thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Facet, taking into account the advice of Facet's financial and legal advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of Facet were aware of the interests of certain officers and directors of Facet as described in "Item 3. Past Contracts, Transactions, Negotiations and Agreements".

  Recommendation of the Board

        In light of the factors described above, the Board has unanimously (i) determined that the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, are fair to and in the best interests of Facet and the stockholders of Facet, (ii) approved and declared advisable the Merger Agreement, the Offer and the Merger and (iii) recommended that the stockholders of Facet accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

  Intent to Tender

        To the knowledge of Facet, after making reasonable inquiry, all of Facet's executive officers and directors currently intend to tender all Shares held of record or beneficially by such persons for purchase pursuant to the Offer.

Item 5.    Person/Assets Retained, Employed, Compensated or Used

        Facet retained Centerview as its financial advisor in connection with the Offer. Centerview will receive fees of approximately $12.3 million for its services if the Offer is completed. In addition, Facet has agreed to reimburse Centerview's expenses and to indemnify Centerview against certain liabilities arising out of its engagement.

        Facet also engaged MacKenzie Partners, Inc. ("MacKenzie") to assist it in connection with Facet's communications with its stockholders with respect to the offer made by Biogen Idec. Facet agreed to pay customary compensation to MacKenzie for such services. In addition, Facet agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses, and MacKenzie and certain related persons will be indemnified against certain liabilities arising out of or in connection with the engagement.

        Facet has retained Brunswick Group LLC ("Brunswick") as its public relations advisor in connection with the Offer. Facet has agreed to pay customary compensation for such services and to reimburse Brunswick for its out-of-pocket expenses, and Brunswick and certain related persons will be indemnified against certain liabilities relating to or arising out of the engagement.

        Except as set forth above, neither Facet nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Facet on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

        During the past 60 days, no transactions with respect to the Common Stock have been effected by Facet or, to Facet's knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price
Ted Llana	1/20/2010	Surrender of shares to Facet to satisfy tax withholding obligations in connection with vesting of restricted shares	2,344	$17.39
Herb Cross	1/23/2010	Surrender of shares to Facet to satisfy tax withholding obligations in connection with vesting of restricted shares	1,319	$15.68
Faheem Hasnain	3/01/2010	Employee stock purchase plan purchase	1,200	$7.7095
Maninder Hora	3/01/2010	Employee stock purchase plan purchase	1,200	$7.7095
Mark Rolfe	3/01/2010	Employee stock purchase plan purchase	1,113	$7.7095
Francis Sarena	3/01/2010	Employee stock purchase plan purchase	818	$7.7095

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as described in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, Facet is not now undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Facet or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Facet or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Facet. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Schedule TO, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.    Additional Information

        The information contained in all of the exhibits to this Statement referred to in Item 9 below is incorporated herein by reference in its entirety.

Board Action Regarding Rights Agreement

        At its meeting on September 7, 2009, the Board adopted the Rights Agreement to protect stockholders against, among other things, unsolicited attempts to acquire control of Facet at an inadequate price or that are otherwise not in the best interests of Facet and its stockholders.

        Under the Rights Agreement, the rights will become exercisable if a person becomes an "acquiring person" by acquiring beneficial ownership of 15% or more of the Common Stock or if a person commences a tender offer that could result in that person owning 15% or more of the Common Stock.

        In December 2009, Facet entered into two amendments to the Rights Agreement. These amendments permitted each of Biotechnology Value Fund L.P. and The Baupost Group, L.L.C., and certain of their respective affiliates, to increase the beneficial ownership of Common Stock by such stockholder (when aggregated with the Common Stock holdings of their affiliates) to an amount exceeding 15% but less than 20% of the outstanding shares of Common Stock without becoming an "acquiring person", subject to certain terms and conditions set forth in such amendments to the Rights Agreement and in the stockholders agreements entered into by such stockholders with Facet concurrently with such amendments to the Rights Agreement.

        Immediately prior to the execution of the Merger Agreement, Facet and the Rights Agent entered into an amendment to the Rights Agreement, dated March 9, 2010. The March 9, 2010 amendment amends the Rights Agreement to provide that neither the execution of the Merger Agreement nor the completion of the Offer, nor the consummation of the Merger or the other transactions contemplated by the Merger Agreement will trigger the separation or exercise of Rights. Pursuant to this amendment, none of Abbott, Purchaser or any of their affiliates or associates will be deemed an "acquiring person" under the Rights Agreement solely by virtue of the approval, execution, delivery, adoption or performance of the Merger Agreement or the completion of the Offer, or the consummation of the Merger or any other transactions contemplated by the Merger Agreement. In addition, the March 9, 2010 amendment further provides that immediately prior to the effective time of the Merger, the Rights will expire and become null and void, without any payment, liability or obligation on the part of Facet, the Rights Agent or the holders of any Rights.

        Copies of the Rights Agreement, the amendments to the Rights Agreement dated December 15, 2009, December 16, 2009 and March 9, 2010, and the stockholders agreements dated December 15, 2009 and December 16, 2009, have been filed as Exhibits (e)(2), (e)(3), (e)(5), (e)(7), (e)(4) and (e)(6), respectively, to this Statement and are incorporated herein by reference.

Delaware General Corporation Law

        Facet is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer.

  Business Combination Statute

        Section 203 of the DGCL prevents an "interested stockholder" (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation's voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

  (i)
  before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

  (ii)
  upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

  (iii)
  following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

  Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser or Abbott purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving Facet is consummated, holders of Shares immediately prior to the effective time of such merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent merger.

        Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, Facet will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

        The foregoing summary of the rights of stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Antitrust Laws

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements. Facet and Abbott each filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC on March 23, 2010.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's or Abbott's acquisition of Shares pursuant to the Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws.

Top-Up Option

        Pursuant to the terms of the Merger Agreement, Facet has granted to Purchaser an option (the "Top-Up Option"), exercisable in whole but not in part on one or more occasions, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by Abbott, at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares (determined on a fully diluted basis). Purchaser may exercise the Top-Up Option at any time after Purchaser has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn. The Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized Shares available for issuance (giving effect to Shares reserved for issuance under Facet's equity plans as if such Shares were outstanding).

        The aggregate purchase price for the Shares purchased upon exercise of the Top-Up Option may be paid by Purchaser or Abbott in whole or in part in cash and by executing and delivering to Facet an unsecured promissory note having a principal amount equal to the balance of the aggregate purchase price for the Shares purchased upon exercise of the Top-Up Option, except Purchaser is required to pay an amount equal to at least the par value of the Shares purchased upon exercise of the Top-Up Option in cash. Any such promissory note will bear interest at the applicable federal rate as determined for U.S. income tax purposes, and will mature on the first anniversary of the date of execution and delivery of such promissory note.

        The Top-Up Option will terminate upon the earlier of the Effective Time, and the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of Facet would otherwise be assured because of Abbott's and Purchaser's collective ownership of a majority of the Shares following completion of the Offer.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Short Form Merger

        The DGCL provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of the stock of a subsidiary that would otherwise be entitled to vote on a merger, that corporation can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Facet stockholder.

Section 14(f) Information Statement.

        The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of Facet's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Litigation

        On March 10, 2010, stockholder John Dugdale filed a complaint on behalf of himself and all others similarly situated in the Superior Court of the State of California, County of San Mateo (the "Complaint"). The Complaint purports to be a stockholder class action and alleges claims for breach of fiduciary duties against Facet's directors Faheem Hasnain, Brad Goodwin, Gary Lyons, David Parkinson, Kurt von Emster, Hoyoung Huh and Does 1-25 (the "Individual Defendants") and aiding and abetting against Facet (collectively, with the Individual Defendants, the "Defendants"), in connection with the proposed transaction with Abbott. The Complaint seeks declaratory and injunctive relief, including an order compelling the Individual Defendants to exercise their fiduciary duties in the best interests of Facet's stockholders, prohibiting Defendants "from consummating the [p]roposed [a]cquisition" absent procedures to "obtain the highest possible price for shareholders" and disclosure of "all material information" to stockholders, and rescinding "to the extent already implemented, the [p]roposed [a]cquisition and any proposals, voting agreements and termination fees." The Complaint further seeks fees and costs, including attorneys' and experts' fees. The case is Dugdale v. Facet Biotech Corp. et al., No. CIV492783.

Opinion of Facet's Financial Advisor

        Centerview rendered its opinion to the Board that, as of March 9, 2010 and based upon and subject to the factors and assumptions set forth therein, the $27.00 per Share in cash to be paid to the holders of Shares (other than Purchaser and any of its affiliates) pursuant to the Offer or the Merger, as applicable, is fair to such holders from a financial point of view.

        The full text of the written opinion of Centerview, dated March 9, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Centerview provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter or how any such holder should vote or act on any matter relating to the Transactions.

        In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things, a draft of the Merger Agreement, dated March 8, 2010. Centerview also reviewed and analyzed certain publicly available business and financial information relating to Facet, including Facet's audited financial statements as of and for the year ending December 31, 2009, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of Facet and provided to Centerview for purposes of its analysis. In addition, Centerview met with Facet's management to review and discuss such information and, among other matters, Facet's business, operations, assets, financial condition and future prospects.

        Centerview reviewed and considered certain financial and stock market data relating to Facet, and it compared that data with similar data for certain other companies, the securities of which are publicly traded, that Centerview believed may be relevant or comparable in certain respects to Facet or one or more of its businesses or assets, and Centerview reviewed and considered the financial terms of certain business combinations in the biotechnology and pharmaceuticals industries. Centerview also performed such other financial studies, analyses, and investigations and reviewed such other information as it considered appropriate for purposes of its opinion.

        For purposes of rendering the opinion described above, Centerview assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with it or publicly available, and Centerview did not assume any responsibility for independent verification of any of such information. In addition, Centerview assumed, with Facet's consent, that the transactions set forth in the definitive Merger Agreement, among Facet, Abbott and Purchaser (the "Transactions") would be consistent in all material respects with those set forth in the draft of the Merger Agreement, dated March 8, 2010. Centerview also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to it, and Centerview further assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of Facet's management. Centerview expressed no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, Centerview did not review any of Facet's books and records, or assume any responsibility for conducting a physical inspection of the properties or facilities of Facet, or for making or obtaining an independent valuation or appraisal of Facet's assets or liabilities, and no such independent valuation or appraisal was provided to Centerview. Centerview also assumed that the Transactions described in the Merger Agreement would be consummated without waiver or modification of any of the material terms or conditions contained therein by any party. Centerview's opinion does not address any legal, regulatory, tax or accounting matters.

        Centerview's opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to Facet. The opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $27.00 per Share in cash proposed to be paid to the holders of Shares (other than Purchaser and any of its affiliates) pursuant to the Offer or the Merger, as applicable. In addition, Centerview does not express any view on, and its opinion does not address, the fairness of:

  •
  the $27.00 per Share in cash proposed to be paid to the holders of Shares pursuant to the Offer or the Merger, as applicable, or the fairness of any other term or aspect of the Offer or the Merger to, or any consideration received in connection therewith by, Purchaser, Abbott or any of their respective affiliates, or to creditors or other constituencies of Facet or of Purchaser; or

  •
  the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Facet, or class of such persons in connection with the Transactions, relative to the $27.00 per Share in cash proposed to be paid to the holders of Shares (other than Purchaser and any of its affiliates) pursuant to the Offer or the Merger, as applicable. Centerview does not express any opinion as to the prices at which the Shares will trade at any time. Centerview's opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Centerview assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date thereof. Centerview's advisory services and the opinion expressed in Centerview's opinion were provided for the information and assistance of the Board in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter or how any such holder should vote or act on any matter relating to the Transactions. Centerview's opinion was approved and authorized for issuance by a fairness opinion review committee.

        The following is a summary of the material financial analyses delivered by Centerview to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Centerview, nor does the order of analyses described represent relative importance or weight given to those analyses by Centerview. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Centerview's financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 7, 2010 and is not necessarily indicative of current market conditions.

  Stock Trading and Premium Analysis

        Centerview reviewed the historical trading prices and volumes for Facet's common stock since Facet's spin-off from PDL on December 18, 2008. In addition, Centerview analyzed the consideration to be received by holders of Shares pursuant to the Merger Agreement in relation to the prices of the Shares on March 5, 2010, on selected dates and over selected periods. The following table presents the results of this analysis:

	Spot Share Price	Premium Based on $27.00 Offer
Current Price (as of March 5, 2010)	$16.71	61.6%
Unaffected Share Price Close One Day Prior to Announcement of Biogen Idec's Initial Public Offer (September 3, 2009)	8.82	206.1%
Biogen Idec Final Tender Offer (December 16, 2009)	17.50	54.3%
One Month Prior (February 5, 2010)	15.44	74.9%

  Analyst Reports

        Centerview reviewed price targets for the Shares in recently published, publicly available equity research analyst reports and observed that the per share price targets for Facet ranged from $22.00 to $25.00.

  Selected Companies Analysis

        Centerview reviewed and compared certain financial information for Facet to corresponding financial information for the following publicly traded companies in the biotechnology or pharmaceuticals industries, each of which had publicly disclosed a product pipeline of pharmaceutical compounds, with at least one compound in Phase 3 development and no FDA-approved, marketed compound:

Partnered Phase 3 Compound	Unpartnered Phase 3 Compound
Seattle Genetics, Inc.	Optimer Pharmaceuticals, Inc.
Exelixis, Inc.	MAP Pharmaceuticals, Inc.
Affymax, Inc.	Orexigen Therapeutics, Inc.
ARIAD Pharmaceuticals, Inc.	Antigenics Inc.

        No company used in this analysis is identical or directly comparable to Facet. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Facet was compared.

        Centerview also calculated and compared various financial measures for Facet and the selected companies and information it obtained from SEC filings, FactSet (a data source containing historical market prices) and research analyst estimates. With respect to Facet and the selected companies, Centerview calculated the equity value, enterprise value (calculated as equity value plus debt minus cash), and adjusted technology value (calculated as enterprise value adjusted for the development and commercial rights owned by each of the partners of the selected companies' Phase 3 compound accounting for the rights Facet has to daclizumab). Based on the estimates of adjusted technology value, this analysis implied a per share price range of $16.00 to $27.50.

  Selected Transactions Analysis

        Centerview analyzed certain publicly available information relating to the following transactions in the biotechnology and pharmaceuticals industries, these transactions (listed by target, acquiror and date of announcement) were:

Selected Transactions with a Target's Lead Pharmaceutical Compound in Phase 3

Target	Acquiror	Date Announced
Ception Therapeutics Inc.	Cephalon	02/23/10
Corthera, Inc.	Novartis AG	12/23/09
Medarex, Inc.	Bristol-Myers Squibb Company	07/22/09
Cougar Biotechnology, Inc.	Johnson & Johnson	05/21/09
Lev Pharmaceuticals, Inc.	ViroPharma Incorporated	07/15/08
Coley Pharmaceutical Group, Inc.	Pfizer Inc.	11/16/07
NovaCardia, Inc.	Merck & Co., Inc.	07/25/07
Cerexa, Inc.	Forest Laboratories, Inc.	12/14/06
AnorMED Inc.	Genzyme Corporation	10/09/06
Corus Pharma, Inc.	Gilead Sciences, Inc.	07/19/06
NeuTec Plc	Novartis AG	06/07/06
Peninsula Pharmaceuticals, Inc.	Ortho-McNeil Pharmaceutical, Inc. (a subsidiary of Johnson & Johnson)	04/19/05

Selected Transactions with a Target's Lead Pharmaceutical Compound in Phase 2

Target	Acquiror	Date Announced
Novexel S.A.	AstraZeneca PLC	12/23/09
AkaRx, Inc.	Eisai Co. Ltd.	12/18/09
Calixa Therapeutics Inc.	Cubist Pharmaceuticals, Inc.	12/14/09
Proteolix Inc.	Onyx Pharmaceuticals Inc.	10/12/09
Fovea Pharmaceuticals SA	Sanofi-Aventis S.A.	10/01/09
ESBATech AG	Alcon, Inc. (a subsidiary of Nestle SA)	09/13/09
BiPar Sciences, Inc.	Sanofi-Aventis S.A.	04/15/09
Protez Pharmaceuticals, Inc.	Novartis AG	06/04/08
Alantos Pharmaceuticals Holding, Inc.	Amgen Inc.	06/06/07
Ilypsa, Inc.	Amgen Inc.	06/04/07
Morphotek, Inc.	Eisai Co. Ltd.	03/22/07
Hypnion Inc.	Eli Lilly and Company	03/05/07
Cabrellis Pharmaceuticals Corporation	Pharmion Corporation	11/15/06
Fumapharm AG	Biogen Idec Inc.	05/31/06
Salmedix, Inc.	Cephalon Inc.	05/12/05

        No company, business or transaction used in this analysis is identical or directly comparable to Facet or the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Facet and the Merger were compared.

        With respect to Facet and the selected transactions, Centerview calculated the offer values, transaction values (calculated as offer value plus debt minus cash), and adjusted technology values (calculated as transaction value adjusted for the development and commercial rights owned by each of the partners of the selected companies' Phase 3 compound accounting for the rights Facet has to daclizumab). Based on this analysis, the implied per share price range was (i) $13.00 to $28.25 based on the selected transactions with a target's lead pharmaceutical compound in Phase 3 development and (ii) $11.75 to $21.00 based on the selected transactions with a target's lead pharmaceutical compound in Phase 2 development.

        For each of the selected transactions with a lead pharmaceutical compound in Phase 3, Centerview also calculated and compared the premium represented by the price paid for the target to the closing price per share of the target one day prior to the announcement date (or unaffected date for the AnorMED Inc./Genzyme Corporation transaction). Based on this analysis, the implied per share price range was (i) $10.50 to $23.75 based on the premium to Facet's share price close one day prior to announcement of Biogen Idec's initial public offer (September 3, 2009) and (ii) $19.75 to $44.75 based on the premium to Facet's then-current share price (March 5, 2010).

  Pipeline Technical Valuation Analysis

        Centerview reviewed publicly available financial and stock market information for Facet and the following five publicly traded companies in the biotechnology or pharmaceuticals industries, each of which had publicly disclosed a product pipeline of pharmaceutical compounds, with at least one compound in Phase 3 development and no FDA-approved, marketed compound:

Seattle Genetics, Inc.(1) Optimer Pharmaceuticals, Inc. MAP Pharmaceuticals, Inc. Orexigen Therapeutics, Inc. Antigenics Inc.

(1)
As of December 14, 2009, prior to the partnership announcement of Seattle Genetics' lead drug brentuximab vedotin (SGN-35).

        Centerview reviewed, among other things, technology values (calculated as equity values plus debt minus cash), based on closing stock prices on March 5, 2010, of the selected companies and numbers of compounds in each of four stages (preclinical, Phase 1, Phase 2 and Phase 3) of clinical development. Centerview calculated, for each company, the hypothetical number of FDA-approved, marketed compounds that the product pipeline of such company might be expected to yield by multiplying the cumulative probability of clinical success rates of compounds at each stage of clinical development, based on industry benchmarks, by the number of such company's compounds in each stage of clinical development. Centerview then calculated, for each company, the implied technology value per marketed compound by dividing the technology value calculated for such company by the hypothetical number of FDA-approved, marketed compounds that might be produced by such company's product pipeline.

        Centerview then calculated an adjusted technology value (adjusted for the development and commercial rights Facet has to each of its pipeline compounds after accounting for the rights owned by each of the partners of the selected companies) for Facet by multiplying the implied technology values per marketed compound for the comparable companies by the hypothetical number of FDA-approved, marketed compounds that might be produced by Facet, as calculated using the methodology described above. This analysis indicated a maximum and minimum implied adjusted technology value for Facet.

This value was then calculated into an implied per share equity range, by adding Facet's net cash and subtracting the estimated liabilities associated with excess outstanding operating leasing agreements. Based on this analysis, the implied per share price range was $13.75 to $23.00.

  Sum-of-the-Parts Analysis

        Centerview performed a sum-of-the-parts analysis to calculate an implied per share equity range of Facet's core assets using certain financial analyses approved for Centerview's use by Facet. Centerview assumed and included in the implied per share equity range, among other things, that a range of future funding needs would be met by issuances of new equity at a range of share prices increasing at approximately the cost of equity.

        The sum-of-the-parts analysis to calculate an implied per share equity range was based on:

  (a)
  A discounted cash flow analysis, representing the implied present value of the estimated unlevered, fully-taxed, free cash flows from calendar year 2010 through calendar year 2025 (based on forecasts prepared by Facet's management) plus the present value of an implied terminal value, in each case utilizing discount rates ranging from 13.5% to 15.5% and adjusting, where appropriate, for the probability of clinical success rates, for each of Facet's: (i) daclizumab business; (ii) elotuzumab business; (iii) TRU016 collaboration business; (iv) royalties, milestones and maintenance revenues associated with additional products sold or expected to be sold by third parties, but excluding the businesses listed in (i), (ii), and (iii); (v) corporate adjustments for net operating loss utilization for tax purposes and other corporate tax shields from, among other things, depreciation, amortization and stock-based compensation; (vi) estimated expenses from Facet's outstanding operating leasing agreements, adjusted for the positive impact of various scenarios accounting for a potential sublease(s) throughout the life of the operating leasing agreements; and (vii) estimated future general and administrative expenses.

  (b)
  A triangulation of comparables analysis of technology platforms and early-stage pipelines from publicly traded comparables, venture investment valuation comparables and historical precedent acquisitions representing the valuation of (i) Facet's additional pipeline of compounds in clinical and preclinical development, including volociximab (M200), PDL192, and PDL241, but excluding the businesses mentioned in (a) and (ii) Facet's proprietary protein engineering technology platform assets.

  (c)
  Facet's estimated cash per share, based on Facet's Form 10-K for the fiscal year ended December 31, 2009.

        In aggregate, this analysis implied a per share price range of $21.75 to $28.25.

        In addition, Centerview performed a sensitivity analysis addressing the impact of various alternate scenarios prepared by Facet's management on the discounted cash flow analysis for Facet's daclizumab business. These sensitivities were based on changes to the assumptions and forecasts used by Facet's management. Decreasing the probability of success of daclizumab implied a per share price range of $17.50 to $22.50, while increasing the market potential of daclizumab implied a per share price range of $23.50 to $30.50.

  Miscellaneous

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Centerview's opinion. In arriving at its fairness determination, Centerview considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Facet or Abbott or the Transactions.

        Centerview prepared these analyses for purposes of providing its opinion to the Board as to the fairness from a financial point of view of the $27.00 per Share in cash to be paid to the holders of Shares (other than Purchaser and its affiliates) pursuant to the Offer or the Merger, as applicable. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Facet, Abbott, Centerview or any other person assumes responsibility if future results are materially different from those forecast.

        The consideration for the Transactions was determined through arm's-length negotiations between Facet and Abbott and was approved by the Board. Centerview provided advice to Facet during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Facet or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

        As described above, Centerview's opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Offer and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Centerview in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Centerview attached as Annex A.

        In the ordinary course of its business, Centerview or its affiliates may, from time to time make a market in, have a long or short position in, buy and sell or otherwise effect transactions for customer accounts and for its own accounts in securities or loans of, or perform investment banking, commercial lending or other services for, Facet, Abbott and other entities which are or may be involved in the Offer and the Merger. The Board selected Centerview as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated August 21, 2009, Facet engaged Centerview to act as its financial advisor in connection with the Transactions. Centerview acted as financial advisor to the Board in connection with its consideration of the Transactions and other matters pursuant to Centerview's engagement and acted as financial advisor to the Board in connection with its consideration of certain transactions proposed by Biogen Idec in 2009. Centerview was not engaged to act as an agent or a fiduciary of Facet, any of its affiliates, or its stockholders. Centerview will receive fees of approximately $12.3 million for its services if the Offer is completed. In addition, Facet has agreed to reimburse Centerview's expenses and to indemnify Centerview against certain liabilities arising out of its engagement. Centerview also may provide investment banking and other financial services to Facet, Abbott, or their respective affiliates in the future, for which Centerview may receive compensation.

Forward-Looking Statements

        Statements made in this Statement include forward-looking statements of Facet that are not historical facts. These forward-looking statements may be identified by words such as "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "could," "should," "may," "will," "would," "continue," "forecast," and other similar expressions. Each of these forward-looking statements involves risks and uncertainties. Actual results or developments may differ materially from those, express or implied, in these forward-looking statements. Various factors may cause differences between current expectations and actual results or developments, including risks and uncertainties associated with the Offer. These risks and uncertainties associated with the Offer include, among others, uncertainties as to how many of Facet's stockholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived, and the risk that stockholder litigation in connection with the Offer may result in significant costs of defense, indemnification and liability. Other factors that may cause Facet's actual results or developments to differ materially from those expressed or implied in the forward-looking statements in this Statement are discussed in Facet's filings with the SEC, including the "Risk Factors" sections of Facet's periodic reports on Form 10-K and Form 10-Q filed with the SEC. Copies of Facet's filings with the SEC may be obtained at the "Investors" section of Facet's website at www.facetbiotech.com or at www.sec.gov. All forward-looking statements in this Statement and the attachments hereto are qualified in their entirety by this cautionary statement.

Item 9.    Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase, dated March 23, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)
Joint press release issued by Abbott and Facet on March 9, 2010, incorporated herein by reference to the Schedule TO-C filed by Abbott on March 10, 2010 (incorporated by reference to Exhibit (a)(5) (A) to the Schedule TO).
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on March 23, 2010 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(1)(H)	Press Release issued by Abbott on March 23, 3010 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).
(a)(1)(I)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex B to the Schedule).
(a)(2)	Letter, dated March 23, 2010 to Facet's stockholders.
(a)(4)	Opinion of Centerview, dated as of March 9, 2010 (attached as Annex A to the Schedule).
(e)(1)
Agreement and Plan of Merger, dated as of March 9, 2010, among Abbott, Amber Acquisition Inc. and Facet (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Facet with the SEC on March 10, 2010).
(e)(2)	Rights Agreement, effective as of September 7, 2009, between Facet and the Rights Agent (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed September 9, 2009).
(e)(3)
Amendment to Rights Agreement, dated as of December 15, 2009, between Facet and the Rights Agent (incorporated by reference to Exhibit 4.2 to Registration Statement on Form 8-A filed December 16, 2009).
(e)(4)
Stockholders Agreement, dated as of December 15, 2009, by and between Facet and Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., Investment 10, L.L.C., BVF Partners L.P., BVF Inc. and Mark N. Lampert (incorporated by reference to Exhibit 10.1 attached to the Current Report on Form 8-K filed by Facet with the SEC on December 15, 2009).
(e)(5)
Amendment No. 2 to Rights Agreement, dated as of December 16, 2009, between Facet and the Rights Agent (incorporated by reference to Exhibit 4.3 to Registration Statement on Form 8-A filed December 16, 2009).

Exhibit No.	Document
(e)(6)	Stockholders Agreement, dated as of December 16, 2009, by and between Facet and The Baupost Group, L.L.C., SAK Corporation and Seth A. Klarman (incorporated by reference to Exhibit 10.1 attached to the Current Report on Form 8-K filed by Facet with the SEC on December 16, 2009).
(e)(7)
Amendment No. 3 to Rights Agreement, dated as of March 9, 2010, between Facet and the Rights Agent (incorporated by reference to Exhibit 4.1 attached to the Current Report on Form 8-K filed by Facet with the SEC on March 10, 2010).
(e)(8)	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Registration Statement on Form 10-12B/A filed October 27, 2008)
(e)(9)	Form of Notice of Grant of Stock Option under the 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Registration Statement on Form 10-12B/A filed October 6, 2008
(e)(10)	Form of Stock Option Agreement under the 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Registration Statement on Form 10-12B/A filed October 6, 2008)
(e)(11)	Forms of Notice of Grant of Restricted Stock Award under the 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Registration Statement on Form 10-12B/A filed October 6, 2008)
(e)(12)	Form of Restricted Stock Agreement under the 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Registration Statement on Form 10-12B/A filed October 6, 2008)
(e)(13)	Retention and Severance Plan (incorporated by reference to Exhibit 10.8 to Facet's Registration Statement, as amended, on Form 10-12B/A filed October 27, 2008).
(e)(14)
Agreement to Participate in the Retention and Severance Plan, dated December 1, 2008, by and between Facet Biotech Corporation and Faheem Hasnain (incorporated by reference to Exhibit 10.9 to Facet's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(15)
Agreement to Participate in the Retention and Severance Plan, dated December 1, 2008, by and between Facet Biotech Corporation and Andrew Guggenhime (incorporated by reference to Exhibit 10.10 to Facet's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(16)
Agreement to Participate in the Retention and Severance Plan, dated December 1, 2008, by and between Facet Biotech Corporation and Maninder Hora (incorporated by reference to Exhibit 10.11 to Facet's Annual Report on Form 10-K for the fiscal year ended December 31, 2008)
(e)(17)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 to Facet's Registration Statement, as amended, on Form 10-12B/A filed November 12, 2008).
(e)(18)
Offer Letter, dated December 1, 2008, by and between Facet Biotech Corporation and Faheem Hasnain (incorporated by reference to Exhibit 10.14 to Facet's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(19)
Offer Letter, dated November 13, 2008, by and between Facet Biotech Corporation and Andrew Guggenhime (incorporated by reference to Exhibit 10.15 to Facet's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit No.	Document
(e)(20)	Offer Letter, dated November 13, 2008, by and between Facet Biotech Corporation and Maninder Hora (incorporated by reference to Exhibit 10.16 to Facet's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
(e)(21)	2008 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 to Facet's Registration Statement on Form S-8 dated Current Report on Form 8-K filed January 20, 2009)
(e)(22)
Amended and Restated Certificate of Incorporation of Facet Biotech Corporation, effective August 28, 2008 (incorporated by reference to Exhibit 3.1 to Facet's Registration Statement, as amended, on Form 10-12B/A filed October 6, 2008).
(e)(23)	Bylaws of Facet Biotech Corporation (incorporated by reference to Exhibit 3.2 to Facet's Registration Statement, as amended, on Form 10-12B/A filed October 6, 2008).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FACET BIOTECH CORPORATION
By:	/s/ FRANCIS SARENA
	Name:	Francis Sarena
	Title:	Vice President, General Counsel and Secretary
	Dated:	March 23, 2010

Annex A

March 9, 2010

Board of Directors
Facet Biotech Corporation
1500 Seaport Blvd.
Redwood City, CA 94063

Members of the Board:

        We understand that Facet Biotech Corporation (the "Company"), Abbott Laboratories ("Parent"), and Amber Acquisition Inc., a wholly-owned subsidiary of Parent ("Merger Sub") propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") that provides for Merger Sub to commence a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $0.01 per share ("Company Common Stock"), together with the associated rights which were distributed to holders of shares of Company Common Stock pursuant to the Rights Agreement, dated as of September 7, 2009, as amended, by and between the Company and Mellon Investor Services, LLC, as rights agent, (collectively, the "Shares") at a price of $27.00 per Share, net to the seller in cash, without interest thereon. We also understand that, pursuant to the Merger Agreement, following completion of the Offer, Merger Sub will merge with and into the Company (the "Merger"), as a result of which the Company will become a wholly-owned subsidiary of Parent and each issued and outstanding share of Company Common Stock (other than Shares that are owned by wholly-owned subsidiaries of the Company or Shares as to which appraisal rights have been perfected pursuant to Section 262 of the Delaware General Corporation Law) will be cancelled and converted into the right to receive $27.00 per share, in cash, without interest (the per share consideration to be received in the Offer and the Merger, the "Consideration"). The terms and conditions of the Offer and the Merger (collectively, the "Transactions") are set forth more fully in the Merger Agreement.

        You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of Shares, of the Consideration.

        In connection with rendering our opinion, we have reviewed, among other things, a draft of the Merger Agreement, dated March 8, 2010. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company, including the Company's audited financial statements as of and for the year ending December 31, 2009, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

        We have also reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain business combinations in the biotechnology and specialty pharmaceuticals industries. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

        In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. In addition, we have assumed, with your consent, that the Transactions set forth in the definitive merger agreement, among the Company, Parent and Merger Sub will be consistent in all material respects with those set forth in the draft of the Merger Agreement dated March 8, 2010. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We also have assumed that the Transactions described in the Merger Agreement would be consummated without waiver or modification of any of the material terms or conditions contained therein by any party. Our opinion does not address any legal, regulatory, tax or accounting matters.

        In rendering this opinion, Centerview Partners, LLC ("Centerview") has not been engaged to act as an agent or a fiduciary of the Company, any of its affiliates, or its stockholders. In the ordinary course of our business, Centerview or its affiliates may, from time to time make a market in, have a long or short position in, buy and sell or otherwise effect transactions for customer accounts and for our own accounts in securities or loans of, or perform investment banking, commercial lending or other services for, the Company and other entities which are or may be involved in the Transactions. We are acting as financial advisor to the Board of Directors of the Company (the "Board of Directors") in connection with its consideration of the Transactions and other matters pursuant to our engagement and have acted as financial advisor to the Board of Directors in connection with its consideration of certain transactions proposed by Biogen Idec Inc. in 2009. We have received certain fees for our services in connection with our engagement, and the Company has agreed to pay us additional fees for our services in connection with our engagement, the amount of which depends upon whether a sale of the Company or a business combination involving the Company is consummated, including as a result of the Transactions. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We also may provide investment banking and other financial services to the Company, Merger Sub, Parent or their respective affiliates in the future, for which we may receive compensation.

        Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than Merger Sub and any of its affiliates) pursuant to the Offer or the Merger, as applicable. In addition, we do not express any view on, and our opinion does not address, the fairness of the Consideration or any other term or aspect of the Offer or the Merger to, or any consideration received in connection therewith by, Merger Sub, Parent or any of their respective affiliates, creditors, or other constituencies of the Company or of Merger Sub nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Offer or the Merger. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter or how any such holder should vote or act on any matter relating to the Transactions. Our opinion has been approved and authorized for issuance by a fairness opinion review committee.

        It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Transactions and may not be quoted, referred to or reproduced at any time or in any manner without our prior written consent except for inclusion in its entirety in a Schedule 14D-9 or in a proxy statement relating to the Transactions.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than Merger Sub and any of its affiliates) pursuant to the Offer or the Merger, as applicable, is fair to such holders from a financial point of view.

Very truly yours,

CENTERVIEW PARTNERS LLC

Annex B

FACET BIOTECH CORPORATION

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
REQUESTED NOT TO SEND US A PROXY.

        Facet Biotech Corporation, a Delaware corporation (the "Company," "Facet" or "we"), is mailing this Information Statement on or about March 23, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of common stock, par value $0.01 per share (the "Common Stock"), of the Company, including the associated preferred stock purchase rights (together with the shares of Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of September 9, 2009, as amended, between the Company and Mellon Investor Services, LLC, as Rights Agent.

        The Schedule 14D-9 relates to the cash tender offer by Amber Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), disclosed in a Tender Offer Statement on Schedule TO dated March 23, 2010 and filed with the Securities and Exchange Commission (the "SEC"), to purchase all of the outstanding Shares at a price of $27.00 per Share, net to the seller in cash, without interest (such price per Share, or if increased, such higher price per Share, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 2010, and the related Letter of Transmittal (together with any amendments or supplements thereto, the "Offer"). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of March 9, 2010 (the "Merger Agreement"), by and among Abbott, Purchaser and the Company.

        Facet is mailing this Information Statement to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

        Abbott and Purchaser provided the information in this Information Statement concerning Abbott, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information. Capitalized terms which are used but not otherwise defined herein shall have the meaning assigned to them in the Merger Agreement.

GENERAL INFORMATION

        The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of March 19, 2010, there were 25,252,500 Shares issued and outstanding and 4,662,202 Shares reserved and available for issuance pursuant to the Company's 2008 Equity Incentive Plan and 2008 Employee Stock Purchase Plan.

BACKGROUND INFORMATION

        On March 9, 2010, the Company entered into the Merger Agreement with Abbott and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, three business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the "DGCL"), Purchaser will merge with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation.

        In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares held in the treasury of the Company, any Shares owned by Abbott, Purchaser, or any wholly owned subsidiary of Abbott, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price.

        There has been no change in control of the Company since the beginning of the Company's last fiscal year.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

        The Merger Agreement provides that promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares as represents at least a majority of the then-outstanding Shares, and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Purchaser will be entitled to designate such number of directors (the "Designees"), rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of (x) the total number of directors on the Board (after giving effect to any increase in the number of directors pursuant to Section 1.03 of the Merger Agreement) and (y) the percentage that the number of Shares beneficially owned by Abbott and/or Purchaser (including Shares accepted for payment and the Shares purchased upon exercise of the Top-Up Option, if any), bears to the total number of Shares outstanding. The Merger Agreement further provides that the Company shall promptly take all actions necessary to cause Purchaser's designees to be elected or appointed to the Board, including increasing the size of the Board (including by amending the Amended and Restated Bylaws of the Company if necessary), increasing the number of directors, and/or seeking and accepting resignations of incumbent directors. Additionally, the Merger Agreement provides that the Company will use its best efforts to cause individuals designated by Purchaser to constitute the same percentage as such individuals represent of the entire Board on the following: (1) each committee of the Board and (2) each board of directors and each committee (or similar body) thereof of each subsidiary of the Company. The Merger Agreement provides further that the Company will take all actions necessary to effect any such election or appointment of the Designees, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder.

Potential Designees

        Purchaser has informed the Company that it will choose the Designees for the Board from the list of persons set forth below. The following table, prepared with information furnished to the Company by Purchaser and Abbott, sets forth, with respect to each individual who may be designated by Purchaser as one of its Designees, the name, age of the individual as of March 12, 2010, present principal occupation with Abbott and employment history during the past five years. Abbott and Purchaser have informed the Company that each individual is a U.S. citizen (except as set forth below) and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such individual is c/o Abbott Laboratories, 100 Abbott Park Road, Abbott Park, Illinois 60064.

        None of the individuals listed below has, during the past five years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities with respect to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Carlos Alban	47	Mr. Alban serves as Senior Vice President, International Pharmaceuticals, a position he has held since 2009. From 2008 to 2009 Mr. Alban served as Vice President, Pharmaceuticals, Western Europe and Canada. He served as Vice President, Western Europe and Canada from 2007 to 2008 and as Vice President, Pharmaceutical European Operations from 2006 to 2007. Prior to that, Mr. Alban served as Regional Director, North Europe from 2004 to 2006. He has been a corporate officer since 2006.
Richard W. Ashley	66	Mr. Ashley serves as Executive Vice President, Corporate Development, a position he has held since 2004. He was elected as a corporate officer in 2004.
Olivier Bohuon	51
		Mr. Bohuon serves as Executive Vice President, Pharmaceutical Products, a position he has held since 2009. From 2008 to 2009, he served as Senior Vice President, International Pharmaceuticals. From 2006 to 2008, he served as Senior Vice President, International Operations. Mr. Bohuon previously served as Vice President, European Operations from 2003 to 2006 and has been a corporate officer since 2003. He is a citizen of France.
John M. Capek	48
		Mr. Capek serves as Executive Vice President, Medical Devices, a position he has held since 2007. Mr. Capek previously served as Senior Vice President, Abbott Vascular from 2006 to 2007 and Vice President and President, Cardiac Therapies in 2006. He served as President, Guidant Vascular Intervention from 2005 to 2006 and Vice President and General Manager, Bioabsorbable Vascular Solutions (a subsidiary of Guidant Corporation) from 2003 to 2005. He has been a corporate officer since 2006.
Thomas F. Chen	60
		Mr. Chen serves as Senior Vice President, International Nutrition, a position he has held since 2008. From 2006 to 2008, he served as Senior Vice President, Nutrition International Operations. He previously served as Vice President, Nutrition International, Asia and Latin America from 2005 to 2006 and Vice President, Nutrition International, Asia, Canada, Latin America during 2005. He served as Vice President, Abbott International, Pacific/Asia/Africa from 1998 to 2005. Mr. Chen was elected as a corporate officer in 1998.
Thomas C. Freyman	55	Mr. Freyman serves as Executive Vice President, Finance and Chief Financial Officer, a position he has held since 2004. Mr. Freyman was elected as a corporate officer in 1991.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Stephen R. Fussell	52	Mr. Fussell serves as Senior Vice President, Human Resources, a position he has held since 2005. From 1999 to 2005, he served as Vice President, Compensation and Development. Mr. Fussell was elected as a corporate officer in 1999.
Robert B. Hance	50
		Mr. Hance serves as Senior Vice President, Vascular, a position he has held since 2008. He previously served as Senior Vice President, Diabetes Care Operations from 2006 to 2008. For a period of time in 2006, he served as Vice President and President, Vascular Solutions. From 2003 to 2006, Mr. Hance served as Vice President and President, Abbott Vascular Devices. He was elected as a corporate officer in 1999.
John C. Landgraf	57
		Mr. Landgraf serves as Senior Vice President, Pharmaceuticals, Manufacturing and Supply, a position he has held since 2008. He previously served as Senior Vice President, Global Pharmaceutical Manufacturing and Supply from 2004 to 2008. Mr. Landgraf was elected as a corporate officer in 2000.
Holger A. Liepmann	58
		Mr. Liepmann serves as Executive Vice President, Nutritional Products, a position he has held since 2008. He previously served as Executive Vice President, Global Nutrition from 2006 to 2008. For a period of time in 2006, Mr. Liepmann served as Executive Vice President, Pharmaceutical Products Group. From 2004 to 2006, he served as Senior Vice President, International Operations. Mr. Liepmann was elected as a corporate officer in 2001.
Greg W. Linder	53	Mr. Linder serves as Vice President and Controller, a position he has held since 2004. He was elected as a corporate officer in 1999.
Heather L. Mason	49
		Ms. Mason serves as Senior Vice President, Diabetes Care, a position she has held since 2008. She previously served as Vice President, Latin America Pharmaceuticals from 2007 to 2008. From 2005 to 2007, she served as Vice President, International Marketing and from 2001 to 2005, she served as Vice President, Specialty Operations. Ms. Mason was elected as a corporate officer in 2001.
James V. Mazzo	52
		Mr. Mazzo serves as Senior Vice President, Abbott Medical Optics, a position he has held since 2009. He previously served as Chairman of the Board of Directors, Advanced Medical Optics, Inc. (a global leader in the development, manufacture, and marketing of medical devices for the eye) from 2006 to 2009. From 2004 to 2009, he served as Chief Executive Officer of Advanced Medical Optics, Inc. From 2004 to 2007, he served as President of Advanced Medical Optics, Inc. He was elected as a corporate officer in 2009.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Edward L. Michael	53	Mr. Michael serves as Executive Vice President, Diagnostic Products, a position he has held since 2008. He previously served as Executive Vice President, Diagnostics from 2007 to 2008. For a period of time in 2007, Mr. Michael served as Senior Vice President, Medical Products. From 2003 to 2007, he served as Vice President and President, Molecular Diagnostics. He was elected as a corporate officer in 1997.
Donald V. Patton Jr.	57
		Mr. Patton serves as Senior Vice President, U.S. Pharmaceuticals. Mr. Patton previously served as Senior Vice President, U.S. Nutrition from 2007 to 2009. During 2007, he served as Senior Vice President, Abbott Nutrition Products Division. From 2006 to 2007, he served as Vice President, Diagnostic Global Commercial Operations. From 2005 to 2006, he served as Vice President, Commercial Operations. Mr. Patton served as Vice President, International Marketing from 2004 to 2005. He was elected as a corporate officer in 2004.
Laura J. Schumacher	46
		Ms. Schumacher serves as Executive Vice President, General Counsel and Secretary, a position she has held since 2007. From 2005 to 2007, she served as Senior Vice President, Secretary and General Counsel. Ms. Schumacher was elected as a corporate officer in 2003.
Mary T. Szela	46
		Ms. Szela serves as Senior Vice President, Global Strategic Marketing and Services, Pharmaceutical Products Group. She previously served as Senior Vice President, U.S. Pharmaceuticals from 2008 to 2009. She served as Senior Vice President, Pharmaceutical Operations from 2007 to 2008. During 2006, she served as Vice President, Commercial Pharmaceutical Operations. She served as Vice President, Pharmaceutical Products, Primary Care Operations from 2001 to 2006. Ms. Szela was elected as a corporate officer in 2001.
Michael J. Warmuth	47
		Mr. Warmuth serves as Senior Vice President, Diagnostics, a position he has held since 2008. During 2008, he served as Vice President, Hematology Diagnostics. He previously served as Vice President, Global Engineering Services from 2007 to 2008. From 2006 to 2007, Mr. Warmuth served as Divisional Vice President, Global Engineering Services and from 2004 to 2006, he served as Divisional Vice President of Quality, Global Pharmaceutical Operations. Mr. Warmuth was elected as a corporate officer in 2007.
J. Scott White	41
		Mr. White serves as Senior Vice President, U.S. Nutrition. He previously served as Division Vice President and Regional Director for Latin America, Abbott Nutrition International from 2007 to 2009. From 2005 to 2007, he served as Division Vice President and General Manager for Pediatric Nutrition, U.S. Nutrition. He was elected as a corporate officer in 2009.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Miles D. White	54	Mr. White has been a director of Abbott since 1998. Mr. White has served as Abbott's Chairman of the Board and Chief Executive Officer since 1999. He served as an Executive Vice President of Abbott from 1998 to 1999, as Senior Vice President, Diagnostics Operations from 1994 to 1998, and as Vice President, Diagnostics Systems Operations from 1993 to 1994. Mr. White joined Abbott in 1984. He received both his bachelor's degree in mechanical engineering and M.B.A. degree from Stanford University. He serves on the board of trustees of The Culver Educational Foundation, The Field Museum in Chicago, and Northwestern University. He currently serves as a director of McDonald's Corporation. Mr. White also served on the board of directors of Motorola, Inc. from 2005 to 2009 and Tribune Company from 2005 to 2007.

        None of the Designees is a director of, or holds any position with, the Company. Abbott and Purchaser have each advised the Company that, to its respective knowledge, except as disclosed in the Offer to Purchase, none of the Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Abbott and Purchaser have each advised the Company that, to its respective knowledge, none of the Designees has any family relationship with any current director, executive officer, or key employee of the Company.

        We expect that the Designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Board. We anticipate that this step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designees will constitute at least a majority of the available positions on the Board. It is not currently known which of the current directors of the Company may resign, if any.

CURRENT BOARD OF DIRECTORS

        The Board is presently composed of six members. The terms of each director will expire upon the election and qualification of the directors to be nominated at the next annual meeting of the stockholders.

Director	Other Positions with the Company	Age	Director Since
Brad Goodwin	Chairperson of the Board	55	2008
Faheem Hasnain	President and Chief Executive Officer	51	2008
Hoyoung Huh, M.D., Ph.D.	—	40	2009
Gary Lyons	—	58	2008
David R. Parkinson, M.D.	—	59	2008
Kurt von Emster	—	42	2009

        The following are brief biographies of each current member of the Board.

        Brad Goodwin was elected to serve on the Board in November 2008. Mr. Goodwin is currently the President and Chief Executive Officer of Keren Pharmaceutical, Inc., a private company developing external guide sequences (EGSs) as a method of silencing RNA. From 2001 to 2006, Mr. Goodwin served as Chief Executive Officer and a member of the Board of Directors of Novacea, Inc. ("Novacea"), a publicly held biopharmaceutical company focused on in-licensing, developing and commercializing novel therapies for the treatment of cancer. From 2000 to 2001, Mr. Goodwin served as President, Chief Operating Officer and Founder of Collabra Pharma, a privately held company offering pharmaceutical product licensing and development. From 1987 to 2000, Mr. Goodwin held various positions at Genentech, Inc., including most recently Vice President of Finance. While at Genentech, in addition to his finance responsibilities, he helped structure and negotiate significant product licenses, including the license of Rituxan®, and developed long-range strategic plans. Mr. Goodwin is currently a member of the Board of Directors of Rigel Pharmaceuticals, Inc. ("Rigel") and NeurogesX Inc., both of which are publicly held biotechnology companies. In the past five years, Mr. Goodwin also served on the board of directors of: PDL BioPharma, Inc. ("PDL") (April 2006 to December 2008), CoTherix, Inc. (January 2004 to January 2007) and Novacea, Inc. (February 2002 to December 2006). Mr. Goodwin received his B.S. degree in accounting and finance from the University of California at Berkeley.

        Faheem Hasnain was elected to serve on the Board in November 2008. He currently serves as President and Chief Executive Officer of the Company. Mr. Hasnain was the President and Chief Executive Officer of PDL, having joined PDL in October 2008. From October 2004 to September 2008, Mr. Hasnain served at Biogen Idec Inc. ("Biogen"), most recently as its Executive Vice President, Oncology/Rheumatology Strategic Business Unit. From March 2002 to September 2004, Mr. Hasnain served as President, Oncology Therapeutics Network, at Bristol-Myers Squibb Company ("BMS"). From 2000 to 2002, Mr. Hasnain served as Vice President, Global eBusiness, at GlaxoSmithKline and, from 1988 to 2000, he served in key commercial and entrepreneurial roles within GlaxoSmithKline and its predecessor organizations, spanning global eBusiness, international commercial operations, sales and marketing. In the past five years, Mr. Hasnain also served on the board of directors of: PDL (October 2008 to December 2008) and Tercica, Inc. (February 2008 to October 2008). Mr. Hasnain received a B.H.K. and B.Ed. from the University of Windsor Ontario in Canada.

        Hoyoung Huh, M.D, Ph.D. was elected to serve on the Board in September 2009. Dr. Huh is currently Chairman of the Board of BiPar Sciences, Inc. ("BiPar"), a leading oncology therapeutics company and pioneer in the novel mechanism of DNA-repair inhibition. He served as President and Chief Executive Officer of BiPar from March 2008 to November 2009. BiPar was acquired by the global pharmaceutical company, sanofi-aventis, in April of 2009, and remains as a center of innovation within sanofi-aventis. From March 2005 to February 2008, Dr. Huh served at Nektar Therapeutics, Inc., as a member of its board of directors, Chief Operating Officer and head of the PEGylation Business Unit. Dr. Huh has led multiple partnerships with major pharmaceutical companies, including Bayer AG, Baxter International Inc., BMS, Novartis AG, Pfizer, Inc and Roche Holding Ltd. Dr. Huh is a thought leader and frequent speaker on topics including technology licensing, mergers and acquisitions, and innovative product launches. From September 1997 to February 2005, Dr. Huh served at McKinsey & Company, a global management consulting firm, where he served most recently as a partner and a leader in the healthcare and biotechnology practice across U.S., Europe and Asia. He currently serves on the board of directors at BayBio, a biotechnology industry association, and Interplast, Inc. SciDose LLC, Epizyme, Inc. and Jennerex Biotherapeutics, Inc., each of which is a private entity. In the past five years, Dr. Huh also served on the board of directors of Nektar Therapeutics, Inc. from February 2008 to June 2009. Dr. Huh received his M.D. degree from Cornell University, Ph.D. in Genetics/Cell Biology from Cornell University/Sloan-Kettering Institute, and his A.B. in Biochemistry from Dartmouth College.

        Gary Lyons was elected to serve on the Board in November 2008. Mr. Lyons served as the President and Chief Executive Officer of Neurocrine Biosciences, Inc. ("Neurocrine") from February 1993 to January 2008. Prior to joining Neurocrine, Mr. Lyons held a number of senior management positions at Genentech, including Vice President of Business Development and Vice President of Sales. Mr. Lyons also serves on the Boards of Directors of Rigel, Vical Incorporated, Poniard Pharmaceuticals, Inc. and Neurocrine, each of which is a publicly traded biotechnology company. In the past five years, Mr. Lyons also served on the board of directors of PDL from July 2008 to December 2008. Mr. Lyons received his B.S. in marine biology from the University of New Hampshire and his M.M. from Northwestern University's J.L. Kellogg Graduate School of Management.

        David R. Parkinson, M.D. was elected to serve on the Board in November 2008. Since September 2007, Dr. Parkinson has served as President and Chief Executive Officer of Nodality, Inc., a South San Francisco, California-based biotechnology company focused on the biological characterization of signaling pathways in patients with malignancy to enable more effective therapeutics development and clinical decision-making. From March 2006 to September 2007, Dr. Parkinson served as Senior Vice President, Oncology Research and Development, at Biogen where he oversaw all of Biogen's oncology discovery research efforts and the development of its oncology pipeline. From May 2003 to March 2006, Dr. Parkinson served as Vice President, Oncology Development, at Amgen Inc. From January 1997 to May 2003, Dr. Parkinson served as Vice President, Global Oncology Clinical Development, at Novartis. During his tenures at Amgen and Novartis, Dr. Parkinson was responsible for clinical development activities leading to a series of successful global drug registrations for important cancer therapeutics, including Gleevec®, Femara®, Zometa®, Kepivance®, and Vectibix®. Dr. Parkinson worked at the National Cancer Institute from 1990 to 1997, serving as Chief of the Investigational Drug Branch, then as Acting Associate Director of the Cancer Therapy Evaluation Program, before leaving for Novartis. Prior to the NCI, Dr. Parkinson held academic positions at the M.D. Anderson Cancer Center, University of Texas and New England Medical Center of Tufts University School of Medicine. Dr. Parkinson is a past Chairman of the Food & Drug Administration (FDA) Biologics Advisory Committee and is a recipient of the FDA's Cody Medal. He currently serves on the National Cancer Policy Forum of the Institute of Medicine and is a member of the FDA's Science Board. Dr. Parkinson received his M.D. degree from the University of Toronto Faculty of Medicine and Hematology/Oncology training at McGill University and New England Medical Center.

        Kurt von Emster was elected to serve on the Board in February 2009. Since March 2009, Mr. von Emster has served as a Managing Director of venBio LLC, a life sciences advisory group. From November 2000 to February 2009, Mr. von Emster was with MPM Capital serving most recently as a Managing Director of MPM BioEquities and as Portfolio Manager for the MPM BioEquities Fund. From July 1989 to November 2000, he was with the Franklin Templeton Group, most recently as a Vice President and Portfolio Manager. He is currently a member of the board of directors at Somaxon

Pharmaceuticals, Inc., a public biotechnology company, and Metabolex Inc., a privately held drug development company. He is a Chartered Financial Analyst (CFA) and a member of the Association for Investment Management and Research and of the Security Analysts of San Francisco. Mr. von Emster received his B.S. from the University of California at Santa Barbara.

Attendance at Meetings

        The table below lists the number of meetings that occurred and actions taken by written consent during 2009 of the Board and each of the committees of the Board. Each director currently serving attended more than 75% of the aggregate number of the meetings of the Board and the Board committees on which each director sits.

	Meetings	Written Consents
Board	24	5
Nominating and Governance Committee	7	—
Audit Committee	9	—
Compensation Committee	8	4
Scientific Review Committee	—	—
Equity Grant Committee	—	12

        We have no formal policy requiring our directors to attend annual meetings. We believe that annual meetings provide an opportunity for stockholders to communicate with directors and therefore request that each of our directors make a reasonable effort to attend the annual meeting. Four of our five then-serving directors attended our 2009 Annual Meeting of Stockholders.

Director Compensation

        The following table sets forth the compensation paid to our non-employee Board members in 2009, and the narrative discussion that follows describes different components of our directors' compensation. Mr. Hasnain, one of our Board members, is also our President and Chief Executive Officer, and as such does not receive additional compensation with respect to his service as a Board member. For a description of Mr. Hasnain's compensation, please see the section of this Information Statement entitled "Executive Officers."

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1)(2) ($)	Option Awards(1)(2) ($)	All Other Compensation ($)	Total ($)
Brad Goodwin	$149,000	$93,573	$125,363	—	$367,936
Hoyoung Huh, M.D., Ph.D.(3)	$45,167	$128,162	$166,345	—	$339,674
Gary Lyons	$133,500	$75,315	$101,057	—	$309,872
David R. Parkinson, M.D.	$103,125	$75,315	$101,057	—	$279,497
Kurt von Emster(4)	$119,209	$70,101	$94,477	—	$283,787

(1)
Amounts listed in this column reflect the aggregate grant date fair value of stock and option awards granted during 2009 to directors computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts for awards in 2009, 2008 and 2007 are included in Note 3 to the Company's audited financial statements for fiscal year ended December 31, 2009 included in the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2010.

(2)
The aggregate number of option and restricted stock awards outstanding at December 31, 2009 held by each of our non-employee directors is set forth in the table below. Information regarding the number of stock and option awards held as of December 31, 2009 by our employee director, Mr. Hasnain, is set forth in the table titled "Outstanding Equity Awards at December 31, 2009" in the "Compensation Discussion and Analysis" section of this Information Statement.

(3)
Dr. Huh joined the Board in September 2009.

(4)
Mr. von Emster joined the Board in February 2009.

	Option Awards
			Stock Awards
	Number of Securities Underlying Unexercised Options— Exercisable	Number of Securities Underlying Unexercised Options— Unexercisable
Director			Number of Shares or Units of Stock That Have Not Vested
Brad Goodwin	18,333	8,334	13,334
Hoyoung Huh, M.D., Ph.D.	4,166	12,501	8,333
Gary Lyons	15,278	6,389	10,833
David R. Parkinson, M.D.	15,278	6,389	10,833
Kurt von Emster	13,889	6,112	10,000

        The cash and equity compensation payable to non-employee directors ("Outside Directors") is described below. Members of the Board who are also employees of the Company are not entitled to any compensation with respect to their service as Board members.

Cash Compensation

  •
  Outside Directors, other than the Chairperson of the Board: $35,000 per year.

  •
  If the Chairperson is an Outside Director, the Chairperson receives a retainer of $50,000 per year in lieu of the $35,000 retainer payable to the other Outside Directors.

  •
  Member of the Audit Committee: $7,500 per year.

  •
  Chairperson of the Audit Committee: $15,000 per year.

  •
  Member of all Board committees other than the Audit Committee: $6,000 per year.

  •
  Chairperson of all Board committees other than the Audit Committee: $12,000 per year.

  •
  Attendance at meetings of the Board: $2,000 per meeting.

  •
  Attendance at Board committee meetings: $1,000 per meeting.

Equity Compensation

  •
  Outside Directors, other than the Chairperson of the Board, receive an initial grant of 8,333 shares of Company restricted stock and an option to purchase 16,667 shares of Company common stock upon election or appointment to the Board.

  •
  Outside Directors, other than the Chairperson of the Board, receive an annual grant of 5,000 shares of Company restricted stock and an option to purchase 10,000 shares of common stock, except that the first annual grant to a new director is prorated if the new director was elected or appointed in between annual stockholder meetings.

  •
  If the Chairperson of the Board is an Outside Director, the Chairperson of the Board receives an initial grant of 10,000 shares of Company restricted stock and an option to purchase 20,000 shares of Company common stock upon election or appointment to the Board.

  •
  If the Chairperson of the Board is an Outside Director, the Chairperson of the Board receives an annual grant of 6,667 shares of Company restricted stock and an option to purchase 13,333 shares of common stock, except that the first annual grant to a new Chairperson of the Board is prorated if the new Chairperson of the Board was elected or appointed in between annual stockholder meetings.

        Stock options granted to Board members customarily vest monthly over 12 months and restricted stock granted to the Board members customarily vests approximately one year after grant, in each case subject to the Board member's continued service to the Company.

 CORPORATE GOVERNANCE

Independence

        In March 2010, the Board, based on the recommendation of our Nominating and Governance Committee, determined that each of the directors listed below, representing a majority of the Board, is an independent director under Rule 5605(a)(2) of the Nasdaq Marketplace rules for listed companies.

Independent Directors

  •
  Brad Goodwin

  •
  Hoyoung Huh, M.D., Ph.D.

  •
  Gary Lyons

  •
  David R. Parkinson, M.D.

  •
  Kurt von Emster

        The Board, based on the recommendation of our Nominating and Governance Committee, also determined that each member of our Audit, Compensation and Nominating and Governance Committees was independent during 2009, and is currently independent, under Nasdaq's Marketplace rules for listed companies.

Certain Relationships and Related Person Transactions

        In 2009 we were not a party to any transaction in which the amount involved exceeds $120,000 and in which any of our directors or executive officers or any other related person had or will have a direct or indirect material interest, other than the compensation paid to our executive officers with respect to their employment relationship with us and compensation paid to our non-employee directors for their service as members of the Board, which compensation is disclosed in this Information Statement. All other relationships previously considered by the Audit Committee were not deemed material.

        The Company and Trubion Pharmaceuticals, Inc. ("Trubion") are in the process of negotiating an agreement with Nodality pursuant to which the Company, Trubion and Nodality would collaborate in the application of certain of Nodality's technology to the TRU-016 product, which the Company and Trubion are co-developing. Trubion would reimburse Nodality for certain out-of-pocket and personnel costs under the agreement. The Company expects that the aggregate cost of currently planned work under the agreement with Nodality would be approximately $250,000, 50% of which the Company would reimburse Trubion pursuant to the terms of the Company's collaboration agreement with Trubion. David Parkinson, M.D., Ph.D., is a member of our Board and is the President and Chief Executive Officer and a member of the Board of Directors of Nodality. Although we have reviewed with our Audit Committee the possibility of our entering into this agreement with Nodality and the general terms and conditions of this potential agreement, our Audit Committee has not yet formally assessed (1) the materiality of any direct or indirect interest of Dr. Parkinson in the planned agreement among the Company, Trubion and Nodality or (2) the approximate dollar value of the amount of the Dr. Parkinson's interest, if any, in the transaction.

        Our Audit Committee is responsible for reviewing and approving all related person transactions, including transactions with executive officers and directors, for potential conflicts of interests or potential improprieties. Under SEC rules, related person transactions are those transactions to which we are or may be a party to in which the amount involved exceeds $120,000, and in which any of our directors or executive officers or any other related person had or will have a direct or indirect material interest, excluding, among other things, compensation arrangements with respect to employment and Board membership. Our Audit Committee would approve a related person transaction if it determined that the transaction is in our best interests.

        Our directors are required to disclose in an executive session of the Board any potential conflict of interest, or personal interest in a transaction that the Board is considering. Our executive officers are required to disclose any related person transaction to our Compliance Officer who would notify the Audit Committee of the transaction. We also poll our directors on a quarterly basis with respect to related person transactions and their service as an officer or director of other entities.

        Any director involved in a related person transaction that is being reviewed or approved must recuse himself or herself from participation in any related deliberation or decision. Whenever possible, the transaction should be approved in advance and if not approved in advance, must be submitted for ratification promptly after.

        We have not yet adopted written policies and procedures regarding the review and approval or ratification of related-person transactions that the Company would be required to disclose pursuant to Item 404 of Regulation S-K, other than the general proscriptions regarding conflicts of interest set forth in our Code of Business Conduct, which is applicable to all of our officers, directors, and employees.

Board Structure and Risk Oversight

        The Board believes that separate individuals should, generally, hold the positions of Chairperson of the Board and Chief Executive Officer, and that the Chairperson should not be an employee of the Company. Since the Spin-off of the Company, the Chairperson of the Board has been an independent, non-employee member of the Board. The Chairperson of the Board is responsible for coordinating the Board's activities, including the scheduling of meetings and executive sessions of the non-employee directors and the relevant agenda items in each case (in consultation with the Chief Executive Officer as appropriate). The Board believes this leadership structure enhances the Board's oversight of and independence from our management, the ability of the Board to carry out its roles and responsibilities on behalf of our stockholders and our overall corporate governance.

        The Board meets in executive session after each regular Board meeting to, among other things, assess management's reports to the Board, evaluate the strategic direction of the Company and consider the effectiveness of management and similar matters. The Chairperson customarily meets with the Chief Executive Officer after such independent sessions to communicate the independent directors' views on particular matters.

        The Board has designated five committees to address particular areas of responsibility: the Audit, Compensation, Nominating and Governance, Scientific Review and Equity Grant Committees. The Board believes that this structure provides the Board with the opportunity to exercise independent review of the Company's results and to apply more directed oversight of specific functions through its committees.

        The Board exercises it role in the oversight of risk management both directly and through its committees, in particular the Audit Committee. Our senior financial and accounting and legal personnel periodically report to the Audit Committee regarding material risks to our business, among other matters, including in connection with the preparation of periodic reports on Form 10-Q and

10-K, and the Audit Committee meets in executive sessions with representatives of our independent registered public accounting firm. The Board also is periodically apprised by our management of material risks to our business, and changes in material risks to our business, and considers these risks and the Company's efforts to address or mitigate these risks.

Committees of the Board

        We are managed under the direction of the Board. The Board has established five standing committees: an audit committee, a compensation committee, a nominating and governance committee, a scientific review committee and an equity grant committee. The table below lists the members of each of the five committees of the Board as of March 23, 2010.

Committee	Members
Audit	Brad Goodwin (Chairperson) Hoyoung Huh, M.D., Ph.D. Gary Lyons Kurt von Emster
Compensation	Brad Goodwin Hoyoung Huh, M.D., Ph.D. Gary Lyons (Chairperson) Kurt von Emster
Nominating and Governance	Brad Goodwin Gary Lyons David R. Parkinson, M.D. Kurt von Emster (Chairperson)
Scientific Review	David R. Parkinson, M.D. Hoyoung Huh, M.D., Ph.D.
Equity Grant	Faheem Hasnain

Audit Committee

        Our Audit Committee operates under a written charter, which is available in the "Corporate Governance" section on our website at www.facetbiotech.com.

        Mr. Goodwin has served as the Chairperson of our Audit Committee since December 2008 and Mr. von Emster has served as a member of our Audit Committee since February 2009. The Board, based on the recommendation of our Nominating and Governance Committee, has determined that Mr. Goodwin and Mr. von Emster are audit committee financial experts, as defined in Item 407(d)(5)(2) of Regulation S-K promulgated by the SEC. The members of our Audit Committee, Mr. Goodwin, Mr. Lyons, Dr. Huh and Mr. von Emster, are independent members of the Board under Nasdaq's Marketplace rules for listed companies.

        The primary purpose of our Audit Committee is to oversee our accounting and financial reporting process and the audits of our financial statements, assist the Board in fulfilling its oversight responsibilities by reviewing and reporting to the Board on the integrity of the financial reports and other financial information we provide to any governmental body or to the public, and on our compliance with these legal and regulatory requirements.

        The functions of our Audit Committee include:

  •
  Monitoring the independence and performance of our independent registered public accounting firm and recommending an independent registered public accounting firm to the Board;

  •
  Reviewing the planned scope of the annual audit and the results of the annual audit;

  •
  Pre-approving all audit services and permissible non-audit services provided by our independent registered public accounting firm and overseeing the compensation for such services;

  •
  Reviewing the accounting and reporting principles we apply in preparing our financial statements;

  •
  Reviewing our internal financial, operating and accounting controls and finance and accounting personnel with management and our independent registered public accounting firm;

  •
  Reviewing certain risk management functions including procedures for complaints regarding accounting matters for anonymous complaints, and reviewing legal matters that could raise material financial issues;

  •
  Reviewing with management and our independent registered public accounting firm, as appropriate, our financial reports and other financial information we provide to any governmental body or the public, and our compliance with legal and regulatory requirements; and

  •
  Reviewing and approving, or recommending action to the Board regarding, transactions that may present potential for conflict of interest, or require a waiver under our code of conduct such as transactions with our officers, directors or significant stockholders.

Compensation Committee

        Our Compensation Committee operates under a written charter, which is available in the "Corporate Governance" section on our website at www.facetbiotech.com.

        The primary purpose of our Compensation Committee is to discharge the Board's responsibilities relating to compensation and benefits of our officers and directors. In carrying out these responsibilities, our Compensation Committee reviews all components of officer and director compensation for consistency with our Compensation Committee's compensation philosophy, as in effect from time to time. The Compensation Committee also evaluates the design of our compensation policies and practices to ensure that incentives are aligned with the goals of the Company and do not encourage or incentivize individuals to undertake excessive or inappropriate risk. The Compensation Committee also provides a level of oversight of the operation of our compensation programs that—together with the significant level of Board oversight of the Company's operations—allows the periodic evaluation of the level of risk taking by employees.

        The functions of our Compensation Committee include:

  •
  Designing and implementing competitive compensation policies to attract and retain key personnel;

  •
  Reviewing and formulating policy and determining or making recommendations to the Board regarding compensation of our officers and directors;

  •
  Administering our equity incentive plans and granting or recommending grants of equity awards to our officers and directors under these plans and overseeing the Equity Grant Committee's exercise of authority to grant awards to non-officer employees of the Company; and

  •
  Reviewing and establishing Company policies in the area of officer perquisites.

        Our Chief Executive Officer does not participate in the determination of his own compensation or the compensation of directors. However, he makes recommendations to our Compensation Committee regarding the amount and composition of the compensation of our other officers and he participates in the Compensation Committee's deliberations about these other officers' compensation.

        Our Compensation Committee has the sole authority to retain and obtain advice or assistance from compensation consultants as well as legal counsel or accounting or other advisors. The Company would bear the fees and costs of any such consultant or advisor engaged by our Compensation Committee. Our Compensation Committee has not yet engaged any compensation consultants.

        Our Compensation Committee expects that it would generally engage independent compensation consultants to provide:

  •
  Advice in selecting a peer group of companies for executive compensation comparison purposes;

  •
  Comparative market data on officer and board director compensation practices and programs of peer companies and competitors;

  •
  Guidance on industry best practices and emerging trends and developments in officer and board director compensation;

  •
  Preparation of "tally sheets" for each officer; and

  •
  Advice on determining the total compensation of each of our officers and the material elements of total compensation, including (1) annual base salaries, (2) target cash bonus amounts, (3) stock option awards and (4) restricted stock awards.

        Our management may from time to time separately retain its own compensation consultants to advise on various matters related to evaluating and designing compensation programs. These management-engaged compensation consultants may coordinate with our Compensation Committee or our Compensation Committee's independent compensation consultant. The Company has not yet engaged any compensation consultants.

Nominating and Governance Committee

        Our Nominating and Governance Committee operates under a written charter, which is available in the "Corporate Governance" section on our website at www.facetbiotech.com.

        The primary purpose of our Nominating and Governance Committee is to:

  •
  Identify individuals qualified to become Board members;

  •
  Select, and recommend to the Board, director nominees for each election of directors;

  •
  Develop criteria for selecting qualified director candidates;

  •
  Consider committee member qualifications, appointment and removal;

  •
  Recommend corporate governance principles, codes of conduct and compliance mechanisms applicable to us; and

  •
  Provide oversight in the evaluation of the Board and each committee of the Board.

        Our Nominating and Governance Committee regularly assesses the optimum size of the Board and its committees and the needs of the Board for various skills, background and business experience in determining whether it is advisable to consider additional candidates for nomination.

Evaluation of Director Nominations

        In fulfilling its responsibilities to select, and recommend to the Board, director nominees for each election of directors, our Nominating and Governance Committee considers the following factors:

  •
  the appropriate size of the Board and its committees;

  •
  the perceived needs of the Board for particular skills, background and business experience;

  •
  the skills, background, reputation, and business experience of nominees compared to the skills, background, reputation, and business experience already possessed by other Board members;

  •
  nominees' independence from management;

  •
  applicable regulatory and listing requirements, including independence requirements and legal considerations, such as antitrust compliance;

  •
  the benefits of a constructive working relationship among directors; and

  •
  the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

        The goal of our Nominating and Governance Committee is to ensure that the Board is composed of directors that bring to the Company a variety of perspectives and skills derived from high quality business and professional experience. Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the best interests of our stockholders. They must also have an inquisitive and objective perspective and mature judgment. Director candidates, in the judgment of our Nominating and Governance Committee, must also have sufficient time available to perform all Board and committee responsibilities. Board members are expected to prepare for, attend and participate in all Board and applicable committee meetings.

        Other than the foregoing, there are no stated minimum criteria for director nominees, although our Nominating and Governance Committee may also consider such other factors as it may deem, from time to time, to be in the best interests of the Company and our stockholders.

        Our Nominating and Governance Committee annually evaluates the Board members who are willing to continue in service against the criteria set forth above in determining whether to recommend these directors for re-election at the next annual meeting of stockholders.

        We do not have a formal policy with regard to the consideration of diversity in identifying director nominees. Our Corporate Governance Guidelines ("Guidelines"), however, provide that our Nominating and Governance Committee should review with the Board the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. The Guidelines provide that the assessment should include issues of diversity, age, skills such as understanding of research, manufacturing, development, technology and finance, and international background.

        The primary consideration in the searches our Nominating and Governance Committee has conducted to date has been to identify candidates with professional backgrounds that would complement those of existing Board members. The Nominating and Governance Committee has considered diversity, including racial, ethnic and gender diversity as one attribute in the process of identifying candidates in the director searches it has conducted.

        As part of conducting director searches, our Nominating and Governance Committee has reported to the Board on its assessment of Board members skills as specified in our Guidelines.

Candidates for Nomination as Director

        Candidates for nomination as director come to the attention of our Nominating and Governance Committee from time to time through incumbent directors, management, stockholders or third parties. These candidates may be considered at meetings of our Nominating and Governance Committee at any point during the year. Such candidates are evaluated against the criteria set forth above. If our Nominating and Governance Committee believes at any time that it is desirable that the Board consider additional candidates for nomination, the committee may poll directors and management for suggestions or conduct research to identify possible candidates and may, if our Nominating and

Governance Committee believes it is appropriate, engage a third-party search firm to assist in identifying qualified candidates.

        Our Nominating and Governance Committee's policy is to evaluate any recommendation for director nominee proposed by a stockholder and our bylaws also permit stockholders to nominate directors for consideration at an annual meeting, subject to certain conditions. Any recommendation for director nominee must be submitted in writing to:

    Facet Biotech Corporation
    Attention: Corporate Secretary
    1500 Seaport Boulevard
    Redwood City, California 94063

        Our bylaws require that any director nomination made by a stockholder for consideration at an annual meeting must be received in writing 90 to 120 days prior to the anniversary of the date of the prior year's annual meeting of stockholders as first specified in the Company's notice of annual meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent). If no annual meeting was held in the previous year, or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, a stockholder's director nomination notice must be received in writing not later than 90 days prior to the annual meeting or the 10th day following the date on which public announcement of the date of such annual meeting is first made.

        Each written notice containing a stockholder nomination of a director at an annual meeting must include:

  •
  the name and address, as they appear on the Company's books, of the stockholder who intends to make the nomination, or the beneficial owner, if any, on whose behalf the nomination is being made and of the person or persons to be nominated;

  •
  a representation that the stockholder (1) is a holder of record of our stock entitled to vote for the election of directors on the date of such notice and (2) intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

  •
  the class and number of shares of the Company that are owned beneficially and of record by the stockholder and such other beneficial owner;

  •
  a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder or such other beneficial owner, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of stock of the Company;

  •
  a description of all arrangements or understandings between the nominating stockholder or beneficial owner and each nominee and any other person or persons (naming such person or persons) pursuant to which the stockholder is making the nomination or nominations;

  •
  such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the Board; and

  •
  the consent of each nominee to serve as a director, if elected.

        Any other recommendation of a director nominee must include:

  •
  the candidate's name, age, contact information and present principal occupation or employment; and

  •
  a description of the candidate's qualifications, skills, background, and business experience during, at a minimum, the last five years, including the candidate's principal occupation and employment and the name and principal business of any corporation or other organization in which the candidate was employed or served as a director.

        All director nominees must also complete a customary form of directors' questionnaire as part of the nomination process. The evaluation process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of our Nominating and Governance Committee.

EXECUTIVE OFFICERS

        Biographical information regarding our executive officers as of March 23, 2010 is set forth below. Under our bylaws, each executive officer is appointed annually by the Board, and each holds office until such officer resigns, is removed, is otherwise disqualified to serve, or such officer's successor is elected and qualified.

Name	Age	Position
Herb Cross(1)	38	Vice President, Finance
Andrew Guggenhime	41	Senior Vice President and Chief Financial Officer
Faheem Hasnain(2)	51	President and Chief Executive Officer
Maninder Hora, Ph.D.	56	Vice President, Product and Quality Operations
Ted Llana, Ph.D.	46	Senior Vice President, Commercial and Corporate Development
Mark Rolfe	50	Senior Vice President and Chief Scientific Officer
Francis Sarena	39	Vice President, General Counsel and Secretary

(1)
Mr. Cross is identified in this section as an executive officer of the Company because he is an "officer" for purposes of Section 16 of the Securities Exchange Act of 1934 because Mr. Cross is our principal accounting officer.

(2)
Biographical information for Mr. Hasnain is included in the section titled "Board of Directors" in this Information Statement.

        Herb Cross, our Vice President, Finance, and principal accounting officer, joined us in December 2008. Prior to joining the Company, Mr. Cross served as the Corporate Controller and principal accounting officer of PDL, having joined PDL in November 2006. From November 1999 to June 2006, Mr. Cross held positions of increasing responsibility at Neoforma, Inc. ("Neoforma"), most recently as Vice President of Finance, a position he held since February 2001. Neoforma was a provider of supply chain management solutions for the healthcare industry before it was acquired by Global Healthcare Exchange, LLC in March 2006. From August 1994 to November 1999, Mr. Cross was employed by Arthur Andersen LLP, an independent public accounting firm, most recently as a Manager in the Assurance and Business Advisory Services group, during which time Mr. Cross managed the audits of both public and private corporations in the software, technology, retail and manufacturing industries. Mr. Cross is a Certified Public Accountant and received his B.S. in Business Administration, with a dual emphasis in Finance and Accounting, from the Haas School of Business at the University of California at Berkeley.

        Andrew Guggenhime, our Senior Vice President and Chief Financial Officer, has served in his current position since December 2008. From April 2006 to December 2008, Mr. Guggenhime served as the Senior Vice President and Chief Financial Officer of PDL. From January 2000 to March 2006, Mr. Guggenhime served at Neoforma, most recently as Chief Financial Officer. Neoforma was a provider of supply chain management solutions for the healthcare industry before it was acquired by Global Healthcare Exchange, LLC in March 2006. From 1996 until 2000, Mr. Guggenhime was a part of the Healthcare Investment Banking group of Merrill Lynch & Co., most recently as a Vice President, where he specialized in working with healthcare services firms and healthcare Internet companies on a variety of transactions, including mergers and acquisitions, initial public offerings, add-on equity offerings and debt offerings. Prior to joining Merrill Lynch & Co., Mr. Guggenhime worked at Wells Fargo & Company in a number of capacities, most recently as Assistant Vice President in Wells Fargo's Real Estate Capital Markets group. Mr. Guggenhime received his B.A. in International Politics and Economics from Middlebury College and his M.M. from the J.L. Kellogg Graduate School of Management at Northwestern University.

        Maninder Hora, Ph.D., our Vice President, Product and Quality Operations, joined us in December 2008. Dr. Hora has over 25 years of drug development experience in the biopharmaceutical and pharmaceutical industry. From July 2006 to December 2008, Dr. Hora served at PDL most recently as Vice President, Product Operations. From 1986 to 2006, Dr. Hora held positions of increasing responsibility with Chiron Corporation (now Novartis) in Emeryville, California, serving most recently at Chiron as Vice President of Process and Product Development. Dr. Hora served as a key member of various teams that successfully registered eight drugs or vaccines in the U.S. and Europe during his 20-year tenure at Chiron. Dr. Hora has also held positions at Wyeth Pharmaceuticals and GlaxoSmithKline PLC prior to joining Chiron. Dr. Hora completed his Ph.D. in Bioengineering from the Indian Institute of Technology, Delhi, India, and was a Fulbright Scholar at the University of Washington, Seattle prior to joining the industry.

        Ted Llana, Ph.D., our Senior Vice President, Commercial and Corporate Development, joined us in January 2009. From September 2001 to November 2008, Dr. Llana held various positions of increasing responsibility at Biogen, most recently as Vice President, Oncology/Rheumatology Strategic Business Unit. In his most recent role at Biogen, he defined and executed the strategy to grow and progress Biogen's oncology and rheumatology pipelines and managed Biogen's Rituxan® collaboration with Genentech, Inc. Prior to working in the oncology business unit, Dr. Llana headed up corporate strategy at Biogen and led global marketing at Biogen. Dr. Llana's prior business experience includes serving as a partner at Documedics, Inc. and as a Vice President at Covance, Inc. where he provided strategic consulting on product commercialization and marketing in the pharmaceutical, biotechnology and medical device industries. Dr. Llana began his career as a Biologist at the National Cancer Institute. He received his Ph.D. in Cellular Immunology from Cornell University and his MBA from Georgetown.

        Mark Rolfe, Ph.D., our Senior Vice President and Chief Scientific Officer, joined us in August 2009. From December 1999 to July 2009, Dr. Rolfe held various positions of increasing responsibility at Millennium: The Takeda Oncology Company, most recently as Vice President, Oncology Discovery. From 1993 to 1999, Dr. Rolfe worked at Mitotix, Inc., where he last served as Director, Molecular Biology. From 1989 to 1993, Dr. Rolfe worked at Celltech Ltd., where he last served as Principal Scientist. Prior to Celltech, he completed post-doctoral fellowships at the Columbia University College of Physicians and Surgeons in New York and the Imperial Cancer Research Fund in London. He received his Ph.D. from the National Institute for Medical Research, London, and his B.A. and M.A. from Brasenose College, Oxford University.

        Francis Sarena, our Vice President, General Counsel and Secretary, has served in his current position since December 2008. From April 2006 to December 2008, Mr. Sarena held positions of increasing responsibility with PDL most recently as Vice President, General Counsel and Secretary of PDL. Mr. Sarena served as a Corporate Associate at Bingham McCutchen LLP from September 2000 to April 2006 representing clients primarily in merger and acquisition transactions, corporate and securities law matters and equity financing transactions. Mr. Sarena received his J.D. from University of California, Berkeley, Boalt Hall School of Law, and his B.S. in Finance from San Francisco State University.

COMPENSATION DISCUSSION AND ANALYSIS

Background Regarding Spin-off from PDL

        In April 2008, PDL announced a plan to spin off (the "Spin-off") its biotechnology operations (the "Biotechnology Operations") into a separate publicly traded U.S. company in order to separate the Biotechnology Operations from PDL's antibody humanization royalty related operations (the "Royalty Operations"). In connection with preparing for the Spin-off, we were incorporated in Delaware on July 29, 2008.

        In December 2008, PDL transferred to us the Biotechnology Operations and all but two of PDL's employees became employees of the Company. On December 18, 2008, the Spin-off was effective, we ceased being a subsidiary of PDL and we became a publicly traded company independent from PDL.

        Prior to the Spin-off, the Biotechnology Operations were operated by PDL. PDL and the Biotechnology Operations experienced a significant amount of change from 2007 until the Spin-off and the PDL Compensation Committee was particularly active throughout this period addressing a variety of compensation-related matters that emerged as a result of these changes. During this time, PDL adopted broad-based cash retention bonus programs. Some of these retention benefits as originally offered by PDL were payable through the end of 2009. In connection with the Spin-off, we offered these same retention benefits to ensure that employees joining the Company from PDL had comparable compensation packages and to retain them after the Spin-off. Some of these retention programs and incentives were targeted at or designed for executive officers of PDL who became executive officers of the Company. The retention compensation that was earned under these programs was in addition to what we would otherwise pay our officers and employees with respect to their service to the company. These retention programs ended in 2009. The circumstances in which these retention bonus programs were adopted were unique and we do not expect to implement similar retention programs in the foreseeable future.

        Also, because the vast majority of PDL's employees solely supported the Biotechnology Operations during 2008 and because three of the named executive officers identified in this Information Statement were officers of PDL until mid-December 2008, we have included in the Summary Compensation Table the compensation earned by these officers as officers of PDL and refer in various parts of this Compensation Discussion and Analysis to compensation policies of and decisions made by PDL or its Compensation Committee.

Compensation Program Objectives

        The goal of our executive compensation program is to effectively motivate our executive leadership to achieve the stated goals of the Company and to perform in a manner that maximizes stockholder value. To that end, we seek to maintain an executive compensation program that ensures that we can successfully recruit high quality candidates for senior leadership positions and retain these executives through appropriate base compensation, equity and cash awards and incentives tied to their individual performance and their contribution to our overall performance as measured against the achievement of company-wide goals and objectives.

        Our Compensation Committee annually reviews and evaluates the components and effectiveness of our executive compensation program to ensure that our programs are consistent with our goals and that our executive compensation program is aligned with the marketplace in which we compete for executive talent.

        Our Compensation Committee solicits and receives input from our Human Resources, Finance and Legal departments and Chief Executive Officer and takes into account this input in determining the structure and amount of compensation for our individual officers and in designing compensation plans and programs. Our Compensation Committee also solicits input from other Outside Directors in evaluating the performance of our Chief Executive Officer. Members of management of our Human Resources, Finance and Legal departments and our Chief Executive Officer attend portions of our Compensation Committee's meetings; however, our Chief Executive Officer is not present during voting or deliberations regarding his compensation. Members of management of our Human Resources, Finance and Legal departments are not present during voting regarding our Chief Executive Officer's compensation, but may be asked to participate in certain of the deliberations regarding our Chief Executive Officer's compensation.

        We expect that from time to time our Compensation Committee will use the services of independent compensation consultants to provide advice regarding executive compensation independent of the advice and recommendations of management, including with respect to the composition of our peer group, gathering peer group and other relevant executive compensation information and analysis of this information and preparing "tally sheets" of each officer's compensation for our Compensation Committee's review.

Compensation Program Elements

        Compensation payable to our executive officers is primarily comprised of five elements, designed together to motivate our officers to perform in a manner that enables us to meet our strategic goals and annual business objectives and increase stockholder value. The five elements which comprise our total compensation program are (1) base salary, (2) employee benefits, (3) annual cash incentives, (4) equity incentives and (5) change in control and severance benefits. Each of these elements is discussed in more detail below.

Peer Group Selection and Benchmarking

        The Compensation Committee periodically reviews and revises the list of peer group companies (the "Peer Group List") that the Compensation Committee uses to compare the Company's officer compensation programs and obtain comparative data on officer and director compensation. The Compensation Committee customarily receives input in this review process from the Company's management. Peer group companies are selected based on whether the company is similarly-sized based on the number of employees, the amount of annual research and development expenses and market capitalization. In determining whether we should include a company on the Peer Group List, the Compensation Committee also evaluates the therapeutic area or areas on which the company focuses, the stages of development of its products and whether we would compete for executive officer talent with the company. Our Peer Group List is currently composed of the companies listed below:

    Ariad Pharmaceuticals, Inc.
    ArQule, Inc.
    Array Biopharma, Inc.
    Geron Corporation
    Idenix Pharmaceuticals, Inc.
    Immunogen, Inc.
    Incyte Corporation

    InterMune, Inc.
    Lexicon Pharmaceuticals, Inc.
    Micromet, Inc.
    Progenics Pharmaceuticals, Inc.
    Rigel Pharmaceuticals, Inc.
    Seattle Genetics, Inc.
    Theravance, Inc
    XOMA Ltd.

        Our Human Resources group periodically purchases third-party compensation benchmark surveys, including the Global Life Sciences Survey produced by Radford, and prepares and provides additional analyses to assist our Compensation Committee's evaluation and comparison of each element of executive compensation. We have obtained comparative compensation data from Radford with respect to our peer group. Because Radford requires a minimum of 20 companies to prepare comparative compensation reports, we included the following companies with our peer group for this purpose:

    Arena Pharmaceuticals, Inc
    Dendreon Corporation
    Exelixis, Inc
    GTx, Inc.
    Inspire Pharmaceuticals, Inc.
    Maxygen, Inc.
    Nektar Therapeutics

        We expect that our Compensation Committee would supplement the third-party compensation information that our Human Resources group obtains with information the Compensation Committee would obtain from time to time from independent compensation consultants.

        Our Compensation Committee reviews the survey and peer group compensation information it receives to ensure that our total compensation program for executive officers is competitive and that we retain and properly motivate our executive officers.

Base Salary

        Base salary is the fundamental, fixed element of our executive officers' compensation and the foundation for each officer's total compensation.

        The initial amount of base salary our Compensation Committee determines to pay each of our officers is primarily driven by two factors: (1) the amount the market would pay for similar positions with like responsibilities and (2) the officer's experience, knowledge, skills and education. In assessing what the market would pay for a given position, our Compensation Committee relies on peer group executive compensation information prepared by outside compensation consultants and compensation benchmark surveys we purchase. Our Compensation Committee currently targets the 50th percentile of the market for an officer's total cash compensation, including base salary. However, the officer's overall experience and education would then determine where within the market salary range the officer's base salary initially would be set.

        Our Compensation Committee annually reviews each officer's base salary and customarily adjusts it based on three elements: (1) performance of the officer's respective functional responsibilities against defined objectives, (2) individual performance, using the performance areas identified below, and (3) changes in the competitive marketplace using benchmarks of comparable positions in the biotech industry. To evaluate functional performance, our Compensation Committee receives a performance assessment from our Chief Executive Officer, rating each officer's individual performance. Each officer's individual and functional area performance is measured through our annual focal review process, which assesses a variety of performance areas and evaluates whether and to what extent the officer's performance meets, exceeds or falls below expectations and how consistently or often performance exceeds expectations. The areas for individual performance review include contributions towards the meeting of corporate objectives and:

  •
  Strategic leadership skills;

  •
  Ability to drive performance;

  •
  Communication skills;

  •
  Ability to collaborate and build alignment cross-functionally;

  •
  Ability to create an environment that encourages continuous improvement;

  •
  Ability to build and maintain a high-performing team; and

  •
  Ability to manage change.

        To ensure that each of our officers is compensated commensurate within market parameters, our Compensation Committee reviews peer group and benchmark survey information, using outside compensation surveys, to assess the reasonableness and competitiveness of annual base salaries and any proposed salary increase for our officers. This benchmarked data helps to ensure that our overall annual adjustments to salary are designed to appropriately reward, incentivize and retain our officers.

        Shortly prior to the events described under the heading "Background Regarding Spin-off from PDL" above, PDL had an employee base of nearly 1,200 employees, which is approximately six times greater than our current employee base, a market capitalization several times larger than our current market capitalization and aggregate annual revenue and expense amounts that were several times our expected annual revenue and expense amounts. As a result, PDL's peer group was significantly different than our current peer group and consisted of entities that are significantly larger than companies we currently consider to be our peers based on several measures. In addition, during this time, PDL had a compensation philosophy that targeted the 60th percentile of cash compensation for its peer group, whereas our current compensation philosophy is to target the 50th percentile for cash compensation. The base salaries of some of our officers were originally established prior to the events described under the heading "Background Regarding Spin-off from PDL" above.

        In February 2010, our Compensation Committee evaluated the 2009 performance of each of our officers, including our named executive officers, and the information relating to competitive salary levels, to determine what adjustments, if any, should be made to each officer's annual base salary. Based on this evaluation, our Compensation Committee approved the adjustments to our named executive officers' annual base salaries identified in the table below.

	2009 Base Salary	2010 Base Salary	Increase 2009 to 2010 (%)
Faheem Hasnain	$550,000	$550,000	—
Andrew Guggenhime	$362,050	$362,050	—
Ted Llana	$300,000	$306,000	2.0%
Mark Rolfe	$320,000	$326,000	4.5	%(1)
Maninder Hora	$294,150	$294,150	—

(1)
In accordance with Company policy, Dr. Rolfe's merit increase was prorated based on his August 20, 2009 start date with the Company and equaled 1.9% after the proration factor was applied.

        Although each of our named executive officers met or exceeded expectations in 2009, our Compensation Committee determined to not increase certain officers' annual base salaries for 2010. With respect to Mr. Hasnain's base salary, the determination to keep his base salary unchanged for 2010 was based on his experience as a public company chief executive officer and his pay position relative to current peer company data for his position. Mr. Guggenhime's and Dr. Hora's annual base salaries were left unchanged for 2010 because each of their annual base salaries is significantly above the 50th percentile of annual base salary for comparable positions in our current peer group. Dr. Llana's base salary increase was based on his performance with the Company since his hire in January 2009. Of particular note was Dr. Llana's contribution to the successful completion of the collaboration transaction with Trubion. Dr. Rolfe's increase was based on his contributions since joining the Company in August 2009, and his expanded role as interim head of our Clinical organization in the absence of a Chief Medical Officer.

Employee Benefits

        We provide our employees, including our officers, with customary benefits, including medical, dental, vision and life insurance coverage, short-term and long-term disability coverage and the ability to participate in our 401(k) plan, which provides that we will match contributions up to certain limits based on tenure of employment with credit given for tenure at PDL, and our tax-qualified employee stock purchase plan. The costs of our insurance coverage benefits are largely borne by us; however, employees do pay portions of the premiums for some of these benefits. We believe these benefits are of the type customarily offered to employees by our peer group and in our industry.

        This element of compensation is intended to provide assurance of financial support in the event of illness or injury, encourage retirement savings through a 401(k) plan and encourage equity ownership by our employees through our employee stock purchase plan.

Cash Incentive Bonuses

        Another component of our officers' total compensation is the annual cash bonus. The annual cash bonus is intended to encourage high levels of individual and Company performance by rewarding our officers for their individual contributions and our overall performance during the year.

        Each employee's baseline target bonus, including each officer's target bonus, is determined based on the salary grade or level of the employee and equals a percentage of the employee's annual base salary. Our Compensation Committee sets the target bonus levels by salary grade level for all officers and employees, based on review of peer and benchmarking data and taking into consideration the targeted levels of other elements of compensation. The targeted bonus levels are intended to put a higher amount of total compensation and cash compensation at risk based on our performance and individual performance for officers and employees with relatively higher responsibilities. Our Compensation Committee will review target bonuses for officers each year with this goal in mind.

        The actual amount of bonus to be received by each officer is adjusted from the target bonus level based on our performance during the year, as determined by the Board, and individual performance of the officer during the year. As noted above, our Chief Executive Officer conducts the annual assessment of the performance of officers other than our Chief Executive Officer, and our Compensation Committee reviews our Chief Executive Officer's assessment of the other officers. Our Compensation Committee is solely responsible for evaluating our Chief Executive Officer's performance and assesses his performance annually. The individual performance of each officer is reviewed by our Compensation Committee, which determines the amount of target bonus adjustment.

2009 Bonus Program

        In March 2009, the Board approved a performance-based bonus program for calendar year 2009 (the "2009 Bonus Program") pursuant to which eligible employees, including officers, would receive cash bonuses for the successful achievement of certain corporate goals during 2009.

        In June and September 2009, our Compensation Committee reviewed management's estimate of performance against the goals under the 2009 Bonus Program and provided input as to the reasonableness of management's estimates used for financial statement accrual purposes. In December 2009, the Board evaluated performance against the goals under the 2009 Bonus Program and determined to fund the bonus pool under the 2009 Bonus Program at 110% of target.

        A description of the goals under the 2009 Bonus Program, their respective possible weighting and the actual weighting based on the Board's assessment of performance against the goals under the 2009 Bonus Program are set forth in the table below.

Weighting
Goal Category	Goal Met	Possible	Actual
1. Progress our Pipeline		25%	29.8%
a. Undertake strategic review of daclizumab program	Yes
b. Advance clinical development of elotuzumab as a monotherapy and in combination	Yes
c. Advance clinical development of PDL192	No
d. Advance understanding of PDL192 signaling pathways	Yes
e. Advance pre-clinical development of PDL241	Yes
2. Expand our Pipeline		25%	26.2%
a. Advance technology platform strategy	Yes
b. Enter into collaboration or other strategic technology platform transaction	No
c. Augment clinical pipeline with at least two clinical stage products	Partially
3. Enhance Financial Strength and Flexibility		25%	27.5%
a. Achieve budgeted operating expenses	Yes
b. Utilize no more than $93 million in cash during 2009	Yes
c. Decrease manufacturing spend	Yes
d. Reduce facility-related expenses	Yes
4. Recruit Key Talent		15%	10.5%
a. Fill key open positions	Partially
b. Establish Scientific Advisory Board	Partially
5. Strengthen our Culture and Reputation		10%	11.0%
a. Enhance performance oriented culture	Yes
b. Build corporate reputation and increase awareness of the Company within the scientific and investment communities	Yes
6. Other Considerations			5.0%

Total:		100%	110.0%

        A description of certain significant factors considered by the Board in making its bonus determination with respect to the above goal categories is included below.

1.
Progress our Pipeline—Our Board decided to fund this goal category at 29.8% even though one of the objectives was not met during the year since all other goals were completed on or better than target. Although our PDL192 development program did not advance as expeditiously as planned during 2009, the management team timely and effectively coordinated and navigated discussions with the FDA to facilitate amendments to the study protocol to address challenges that arose in the trial.

2.
Expand our Pipeline—Our Board decided to fund this goal category at 26.2%, which was slightly higher than the targeted 25%. During 2009, management developed a strategy for our protein engineering platform technologies and the Company filed composition of matter ("COM") patent applications covering hundreds of engineered variants of five commercial antibodies. While we didn't enter into a collaboration agreement related to our protein engineering platform technologies, we are optimistic that we have set the groundwork for such agreements in the future since we publicly disclosed at the end of 2009 the five antibodies on which we have filed COM patent applications and provided additional information regarding the capabilities of our protein engineering platform technologies. In addition, we did enter into one of two targeted in-licensing or collaboration agreements to augment our pipeline, which agreement was with Trubion for TRU-016, on which we already have seen promising preclinical data.

3.
Enhance Financial Strength and Flexibility—Our Board decided to fund this goal category at 27.5%, which was slightly higher than the targeted 25%. We met all goals in this category by significantly reducing our operating expenses and utilizing less than $93 million in cash during 2009.

4.
Recruit Key Talent—Our Board decided to fund this goal category at 10%, which was below the targeted 15%. While we filled several significant positions in 2009, including our Senior Vice President and Chief Scientific Officer position, we did not hire a Chief Medical Officer. Also, although we identified potential Scientific Advisory Board members, held discussions with these potential members regarding their participation on our Scientific Advisory Board and held a meeting with these members, we determined to postpone the formal establishment of a Scientific Advisory Board until after we engage a Chief Medical Officer, who we would want to provide input on the formation of our Scientific Advisory Board.

5.
Strengthen our Culture and Reputation—Our Board decided to fund this goal category at 11%, which was slightly higher than the targeted 10%. We met all objectives in this goal category, including by building a solid corporate reputation and significantly increasing awareness of the Company in the scientific and investor communities.

6.
Other Considerations—In evaluating the Company's performance under the 2009 Bonus Program, our Board also considered management's performance of goals under the 2009 Bonus Program in light of events during the year, including the uncertainty and distraction of certain stockholders' advocacy for the liquidation of the Company in March and April 2009 and Biogen Idec's unsolicited offers to acquire the Company in the second half of 2009.

        In February 2010, our Compensation Committee evaluated the individual performance of each of our officers to determine the amount of bonus they would earn with respect to 2009 service. The target bonus for each of our named executive officers for 2009, as well as adjustments for the Company's performance under the 2009 Bonus Program and individual officer performance, are included in the table below. The actual cash bonuses earned by each named executive officer with respect to 2009 service are also listed in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

Named Executive Officer	Target Bonus (%) (unadjusted)	Bonus (%) (adjusted for Company performance(1))	Final Bonus (%) (adjusted for Company and individual performance)		Final Bonus ($) (adjusted for Company and individual performance)
Faheem Hasnain	75.0%	82.5%	80.0%		$440,000
Andrew Guggenhime	37.5%	41.3%	47.5%		$172,000
Maninder Hora	30.0%	33.0%	35.4%		$104,000
Ted Llana	37.5%	41.3%	49.7%		$149,000
Mark Rolfe	37.5%	41.3%	41.3	%(2)	$55,000	(2)

(1)
The target bonus of each named executive officer was multiplied by 110%, the performance multiplier under our 2009 Bonus Program, before further adjustment to reflect individual performance.

(2)
In accordance with Company policy, Dr. Rolfe's bonus rate was prorated based on his August 20, 2009 start date with the Company and equaled 17.2% or $55,000 after the proration factor was applied.

        Mr. Hasnain's bonus was determined based on the performance of the Company in 2009 and his leadership during 2009 as our Chief Executive Officer. Of particular note was the strategic leadership he provided during uncertain times for the Company, including a reduction in force and restructuring in January 2009 and addressing certain stockholders' advocacy for the liquidation of the Company in March and April 2009 as well as Biogen Idec's unsolicited offers to acquire the Company in the second half of 2009. With respect to Mr. Guggenhime, the Compensation Committee took into consideration his contributions in addressing certain stockholders' advocacy for the liquidation of the Company in March and April 2009 and Biogen Idec's unsolicited offers to acquire the Company in the second half of 2009 and the financial performance of the Company in 2009. Dr. Hora's bonus was influenced by his role in the extensive negotiations with Genmab A/S in connection with the Company's re-negotiation of its manufacturing commitments and later negotiation of the termination of the Company's clinical supply agreement with Genmab, as well as his role in matters relating to collaboration-related manufacturing matters. In determining Dr. Llana's bonus, the Compensation Committee took into account his contribution to the successful completion of the collaboration transaction with Trubion, his work in formulating the Company's strategy for its protein engineering platform technologies and his contributions to the strategic matters facing the Company during 2009. Dr. Rolfe's bonus was impacted by the significant contributions Dr. Rolfe had on the Research organization since joining the Company in August 2009 and his expanded role as interim head of the Clinical organization in absence of a Chief Medical Officer.

2010 Bonus Program

        The Company's management has set goals for the Company for 2010. Management presented these goals, goal category bonus weighting and a performance-based bonus program for calendar year 2010 (a "2010 Bonus Program") to the Board. The Board and management have discussed these goals and the bonus program, however, the Board has not yet formally adopted a set of goals or the 2010 Bonus Program. Pursuant to the terms of the Merger Agreement, any action by the Board with respect to adopting such goals for the 2010 Bonus Program would require the prior consent of Abbott while the Merger Agreement remains in effect.

        The target bonus that each eligible employee may receive with respect to performance in 2010 would equal a percentage of the employee's annual base salary at the end of 2010, which percentage is dependent on the salary grade of the employee (the "Base Target Bonus"), adjusted upward or downward based on the Company's performance of 2010 goals (as adjusted, the "Target Bonus") and the individual performance of the eligible employee.

        The Company expects that the 2010 Bonus Program would provide that successful achievement of 2010 goals would, subject to the other terms of the 2010 Bonus Program, including the exercise of the discretion of the Board to increase, decrease or eliminate bonuses payable under the 2010 Bonus Program, entitle each eligible employee to the employee's Target Bonus, subject to any adjustment for the individual performance of each such employee. The Company's successful achievement of all of the goals in the 2010 Bonus Program would, subject to the other terms of the 2010 Bonus Program, and without giving effect to any adjustment for individual performance or any adjustment made at the discretion of the Board of Directors of the Company, entitle each eligible employee to 100% of the Base Target Bonus for that employee.

        All employees, other than employees hired after September 30, 2010, would be eligible to participate in the 2010 Bonus Program, provided that they work 20 hours or more per week. Eligible employees who are assigned to regularly work a schedule of less than 40 hours per week but more than 20 hours per week would be entitled to a pro-rated portion, based on their work schedule but excluding overtime hours, of the amount of the Target Bonus to which they would otherwise be entitled, subject to any adjustment for the individual performance of such employees. Eligible employees who start after January 31, 2010 but before October 1, 2010 would be entitled to a pro-rated portion of the amount of the Target Bonus to which they would otherwise be entitled subject to any adjustment for the individual performance of such employees. In order to receive any bonus that may be paid out under the 2010 Bonus Program, eligible employees must also continue to be employed by the Company at the time bonuses, if any, are paid, which we expect would occur in the first quarter of 2011.

        The actual bonuses that we may pay under the 2010 Bonus Program will depend on the extent to which we achieve the goals set forth in the 2010 Bonus Program as approved and determined by the Board and, to the extent applicable, Abbott. We expect that the Board would reserve the right, exercisable at its discretion, to increase, decrease or eliminate the bonuses that could be paid under the 2010 Bonus Program and to amend or terminate the 2010 Bonus Program at any time.

Equity Incentives

        We believe that equity awards encourage the perspective necessary to meet longer-term financial and strategic goals and more closely align the interests of our employees with those of our stockholders. These awards cause our employees to think like owners because the value of equity awards, especially stock options, increases only if the value of our common stock increases. The long-term incentive of equity awards provides balance to the shorter-term and medium-term focus that base salary and annual bonuses may foster in isolation, thereby promoting thoughtful, balanced decision-making by our employees. We also believe that equity incentives are a key part of our ability to attract and retain employees, especially officers, in a highly competitive labor market.

New Hire Grants

        We grant to all our new employees stock option awards in connection with the start of their employment. The number of option shares granted to a new employee is based on the salary grade of the new employee and is subject to grant size guidelines established by our Compensation Committee. Because compensation packages for officers tend to be more highly negotiated than are compensation packages for other employees, equity awards to officers may vary from the guidelines customarily followed to a greater degree than awards to other employees and often will include a mix of stock options and restricted stock. For retention purposes, we target the size of our equity grants to be competitive with our peers and roughly at the 60th percentile based on compensation survey data we obtain. However, the actual grant date fair value of a given equity grant to an officer may differ from the 60th percentile target grant size for that officer's position depending on the officer's experience, knowledge, skills and education. Also, new hire equity grants to officers may be highly negotiated, which may cause a particular grant to differ from the 60th percentile target grant size for a particular position.

        Stock option grants to new employees, other than officers, are approved and granted by the Equity Grant Committee of the Board customarily on the first business day of the week following the new employee's start date and have an exercise price equal to the closing price of our common stock on the date of grant. We believe that the process of granting new hire option grants on a weekly basis provides an even-handed, fair approach for our employees generally, because the new hire stock option grant to each new employee is granted closer in time to the employee's decision to accept an employment offer than if grants were made on a monthly, quarterly or less-frequent basis. Stock option grants to promoted employees, other than officers, are also customarily approved and granted by the Equity Grant Committee on the first business day of the first week after the date of the promotion. Most promotions occur in February in connection with the annual performance review process; however, promotions also occur from time to time throughout the year. Our new hire and promotion stock option grants vest over four years with 25% of the shares subject to the option vesting on the first anniversary of the grant date and 1/48 of the shares subject to the option vesting monthly after the first anniversary.

        The Equity Grant Committee is not authorized to grant equity awards to those officers that would be deemed "officers" ("Section 16 Officers") under Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Grants to Section 16 Officers are made only by our Compensation Committee. Grants to other officers are also customarily made by our Compensation Committee and not by our Equity Grant Committee, even though our Equity Grant Committee also has the authority to grant equity awards to these other officers. Our Compensation Committee customarily approves the general terms of employment offers to prospective new officers, subject to limitations to allow our management to negotiate final terms with the candidate. The equity award grant negotiated with the prospective new officer is then sent to our Compensation Committee for approval after the officer candidate accepts our employment offer but before the start of employment. Because stock option grants to newly hired officers are customarily approved prior to the start of employment, these grants are usually effective on the officer's employment start date and have an exercise price equal to the closing price of our common stock on the officer's employment start date, which is the grant date. Our Compensation Committee also approves equity awards to officers in connection with promotions. These grants are customarily effective on the date of the promotions.

Annual Incentive Grants

        In addition to new hire option grants, we may grant employees, including our officers, annual equity awards, which customarily are granted in the third quarter of each year, approximately six months after the time we customarily pay annual cash bonuses. We believe that spacing the timing of the award of cash bonuses and annual equity grants in this manner, as opposed to awarding these incentives concurrently, increases retention value by providing employees awards twice during the year.

        Our annual stock option and restricted stock grants are on average approximately half the size of the grants that would otherwise be made to a new hire of the same salary grade, although an employee's individual performance affects the actual size of the grant, with higher performers receiving larger awards and lower performers receiving smaller or no awards. The goal of our annual equity incentive grant is to provide officers and employees with continued incentives to improve corporate performance as well as to provide retention benefits.

        Our annual incentive grants are composed of stock options and restricted stock awards to our employees and officers and with allocation between these types of equity awards based on our Compensation Committee's assessment of the relative motivational impact of the respective types of equity and consistent with our Compensation Committee's goal to minimize dilution of stockholders. Our Compensation Committee determines the number of option shares or shares of restricted stock to be granted to each individual employee or officer based on a review of:

  •
  The employee's or officer's position at the Company;

  •
  His or her individual performance;

  •
  The number of unvested stock options and restricted shares held by the officer or employee;

  •
  The amount that the employee's or officer's stock options are "in the money," that is the extent to which the current market price exceeds the exercise price of such stock options; and

  •
  Other factors, including independent equity compensation survey data.

        Our annual stock option grants have an exercise price equal to the closing price of our common stock on the date of grant and vest with respect to 1/48 of the shares subject to the option on a monthly basis after the grant date. Annual restricted stock grants vest annually with respect to one-third of the shares subject to the grant.

Re-engagement and Value-Transfer Grants

        In connection with the Spin-off, we hired nearly all of PDL's employees because all of these employees support the Biotechnology Operations. Upon the Spin-off, the unvested PDL stock options held by these employees terminated, the vested portion of their PDL stock options remained exercisable for three months following the Spin-off and any unvested PDL restricted stock held by these employees was cancelled. We did not assume any of the PDL stock options held by our employees in connection with the Spin-off and our employees did not have any equity interest in the Company at the time of the Spin-off other than shares of the Company they may have received in the distribution to all PDL stockholders with respect to PDL stock they held prior to the ex-dividend date for the Spin-off.

        In order to provide initial equity incentives to our employees and better align the interest of our employees with those of our stockholders, we made broad-based equity grants to our employees in early 2009. On January 23, 2009, consistent with disclosures we made in the Information Statement attached as an exhibit to the Registration Statement on Form 10 we filed on August 13, 2008, we granted to our employees, including our officers, unvested stock options and restricted stock ("re-engagement grants"). The re-engagement grants for non-officer employees were market competitive with the 60th percentile based on salary grade level for new hire grants. Because our Chief Executive Officer had negotiated the terms of his employment with us, including his equity grants, at the time he joined PDL in October 2008, he did not receive a re-engagement grant, but instead received the equity grants that were provided for in his offer letter with us (the "CEO Offer Letter Grants"). We granted the CEO Offer Letter Grants at the same time we granted all of the re-engagement grants and the ratio of stock options to restricted stock in the CEO Offer Letter Grants impacted the mix of stock options and restricted stock in the re-engagement grants awarded to our other officers as discussed below. With respect to our officer employees, other than our Chief Executive Officer, we determined re-engagement grant levels by evaluating both the 60th percentile grant size for new hire grants as well as average share ownership data of officers in our peer group. As noted, we also evaluated the ratio between option shares and shares of restricted stock granted to our Chief Executive Officer, which was a ratio of 3-to-1, and determined to use the same ratio for the re-engagement grants awarded to our other officers to demonstrate alignment among our officers. The CEO Offer Letter Grants and the re-engagement grants to Mr. Guggenhime and Dr. Hora, two of our named executive officers, that we awarded on January 23, 2009 are listed in the table below. Dr. Llana, one of our other named executive officers, became an officer and employee of the Company on January 6, 2009. We granted Dr. Llana's new hire equity grants on the same date as the re-engagement grants.

January 2009 Equity Grants

Named Executive Officer	Stock Options	Restricted Shares	Approximate Share Ownership(1)
Faheem Hasnain	300,000	100,000	1.63%
Andrew Guggenhime	64,000	21,330	0.35%
Maninder Hora	32,000	10,650	0.17%
Ted Llana	64,000	21,330	0.35%

(1)
The approximate share ownership represents the aggregate number of stock option and restricted shares in this table divided by 24,576,879, which was the number of outstanding shares on January 23, 2009, the grant date for these awards.

        Also, in an attempt to reflect the prior contributions of our continuing employees to the Biotechnology Operations while at PDL, we granted these employees, other than our Chief Executive Officer, restricted stock awards ("value-transfer restricted shares") and stock option awards ("value-transfer options") with an approximate value, based on certain assumptions, of the unvested PDL restricted stock and vested PDL stock options held by these employees that expired in connection with the Spin-off. The value-transfer restricted shares were granted on January 23, 2009 at the same time we granted the re-engagement grants described above. The number of value-transfer restricted shares received by a given employee was determined by the value of unvested shares of PDL restricted stock that were cancelled upon the Spin-off. Each value-transfer restricted share award has a vesting schedule that matches the vesting schedule of the corresponding unvested PDL restricted stock award which terminated upon the Spin-off. The value-transfer options were granted on April 2, 2009 to our current employees who (1) held unexercised vested stock options to purchase shares of common stock of PDL on March 17, 2009, which vested PDL options expired on March 17, 2009 (the "Vested PDL Options"); (2) held stock options to purchase shares of common stock of PDL immediately prior to the Spin-off, which options were granted after December 18, 2007 (each, a "2008 PDL Grant"); or (3) were promoted to a higher grade level by PDL in 2008 but did not receive a stock option to purchase shares of PDL in connection with such promotion (each, a "2008 Missed Grant", and together with the Vested PDL Options and the 2008 PDL Grants, the "Eligible PDL Options"). The number of shares issuable under each value transfer stock option grant was determined using a Black-Scholes valuation methodology, with each value transfer stock option granted to our employee having a value approximately equal to the value as of December 18, 2008 of the Eligible PDL Option that (1) with respect to each Vested PDL Option, was vested and unexercised at the end of business on March 17, 2009, (2) with respect to each 2008 PDL Grant, would have been vested and unexercised at the end of business on December 17, 2008 had such stock option vested on a monthly basis from the date of grant, or (3) with respect to each 2008 Missed Grant, would have been vested and unexercised at the end of business on December 17, 2008 had such stock option been granted on the effective date of the relevant promotion and vested on a monthly basis from the date of grant. We determined the value of each Eligible PDL Option using a Black-Scholes valuation methodology (1) assuming reductions to the exercise price of certain Eligible PDL Options to account for the special cash dividend distributed by PDL in May 2008, to the extent such Eligible PDL Options had not previously been adjusted for such special cash dividend, and assuming increases to the exercise price of each Eligible PDL Option by the amount of the decrease in exercise price effected in connection with the Spin-off; and (2) assuming with respect to each 2008 PDL Grant that such stock option would have vested monthly from the date of grant and with respect to each 2008 Missed Grant that such stock option would have been granted on the effective date of the relevant promotion and that such stock option would have vested monthly from the date of grant.

Value-Transfer Equity Grants

Named Executive Officer	Value-Transfer Restricted Shares	Value-Transfer Options
Faheem Hasnain(1)	—	—
Andrew Guggenhime	8,270	20,980
Maninder Hora	2,756	16,856
Ted Llana(2)	—	—

(1)
Mr. Hasnain joined PDL in October 2008 shortly before the Spin-off and did not receive any value-transfer equity awards.

(2)
Dr. Llana was not an employee of PDL prior to the Spin-off and did not receive any value-transfer equity awards.

Policy on Timing of Equity Grants

        We do not have any plan or practice to time equity grants in coordination with our public release or disclosure of material nonpublic information. We also do not time our release of material nonpublic information for purposes of affecting the value of compensation to employees, including our officers. Under our equity compensation plans:

  •
  Equity grants approved by the Board or Compensation Committee are granted effective as of the date of the meeting (the "Grant Date"), unless another later date is specified by the Board or Compensation Committee, at its discretion, including because the public announcement of material information is anticipated.

  •
  Equity grants approved by the Board or Compensation Committee pursuant to a unanimous written consent are effective as of the first business day of the week following the receipt by the Company of the last signature required for such consent, unless another effective date is specified by the terms of such consent, which date shall not be earlier than the date the written consent becomes effective.

  •
  Equity grants to our new employees are granted effective on the first business day of the week following the start date for such employees.

  •
  Equity grants to existing employees for promotion or to reward performance are granted effective on the first business day of the week following the final approval of the promotion.

Change in Control and Severance Benefits

        Our change in control benefits are intended to retain our officers during the pendency of a proposed change of control transaction and to align the interests of our officers with our stockholders in the event of a change in control. We believe that proposed or actual change in control transactions can adversely impact the morale of officers and create uncertainty regarding their continued employment. Our Compensation Committee has determined that offering change in control benefits would better ensure the retention of our officers during the pendency of a potential change in control transaction. Without these benefits, officers may be tempted to leave us prior to the closing of the change in control, especially if they do not wish to remain with the entity after the transaction closes, and any such departures could jeopardize the consummation of the transaction or our interests if the transaction does not close and we remain independent. Our Compensation Committee believes that these benefits therefore serve to enhance stockholder value in any such transaction, and align our officers' interests with those of our stockholders in change in control transactions.

        The potential payments that each of our named executive officers would have received if a change in control or termination of employment had occurred on December 31, 2009 are set forth under the section titled "Potential Payments Upon Termination or Change in Control" in this information statement.

Retention and Severance Plan

        We adopted our Retention and Severance Plan, or the "retention plan," which provides for the acceleration of vesting of equity awards and severance benefits in connection with a participant's involuntary termination of employment, whether following a "change in control" or otherwise. Each of our officers, including our named executive officers, is eligible to receive benefits under the retention plan. The extent of vesting acceleration and amount of severance payable to an officer is based on whether an officer is a "key employee," "vice president," "senior vice president" or the "chief executive officer."

        A change in control under our retention plan is deemed to occur if:

  •
  any person or entity becomes the "beneficial owner," directly or indirectly, of our securities representing 50% of the total fair market value or total combined voting power of the Company's then-outstanding securities entitled to vote generally in the election of directors, subject to certain exceptions;

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  we are a party to a merger or consolidation or similar corporate transaction, or series of related transactions, which results in the holders of our voting securities outstanding immediately prior to such transaction(s) failing to retain immediately after such transaction(s) direct or indirect beneficial ownership of more than 50% of the total combined voting power of the securities entitled to vote generally in the election of our directors or the surviving entity outstanding immediately after such transaction(s), subject to certain exceptions;

  •
  the sale, exchange or transfer of all or substantially all of our assets or consummation of any transaction, or series of related transactions, having similar effect (other than a sale or disposition to one or more of our subsidiaries); or

  •
  a change in the composition of the Board within any consecutive 12-month period as a result of which fewer than a majority of the directors are "incumbent directors" (as defined in the retention plan).

        If the surviving or acquiring entity in a change in control does not assume or otherwise issue substitutes for equity awards whose vesting is based on continued service alone ("service-based equity awards"), then, immediately prior to the change in control, 100% of the unvested portion of awards held by each participant would become vested in full. In addition, all equity awards whose vesting is based on achievement of performance goals ("performance-based equity awards") would vest in full immediately prior to the change in control in an amount that would vest had the target level of performance been achieved. In either case, continued employment to the time of the change in control is a condition to acceleration of vesting of a participant's equity awards, except as otherwise provided by the retention plan in the event of involuntary termination.

        Without the above-described acceleration of equity awards, officers may be tempted to leave us prior to the closing of the change in control, especially if they do not wish to remain with the acquiring or surviving entity, and any such departures could jeopardize the consummation of the transaction or our interests if the transaction does not close and we remain independent.

        The retention plan also provides for severance and health and life insurance continuation benefits, outplacement benefits and certain acceleration of vesting of equity awards in the event the participating officer's employment is involuntarily terminated. For the purposes of the retention plan, involuntary termination means termination of employment by the company other than for "cause" or the participant's death or permanent disability, or the participant's resignation for "good reason" (each, a "triggering termination"). The specific benefits provided vary depending on whether involuntary termination occurs within 18 months after the change in control or at other times not in connection with a change in control. In any case, the severance benefits provided and equity award vesting acceleration that occurs in connection with a triggering termination are conditioned on the officer's execution of a general release of all claims against us in a form prescribed by the retention plan.

        If a participant's employment is involuntarily terminated within 18 months after a change in control, then the participant is entitled to certain payments based on the participant's monthly base salary and annual incentive bonus rates, together with certain additional benefits, as follows:

  •
  The participant would receive a lump sum payment equal to the sum of the participant's monthly base salary rate and monthly annual incentive bonus rate for a specified number of months based on the participant's position: (1) 24 months if the participant is the chief executive officer, (2) 18 months if the participant is a senior vice president, (3) 12 months if the participant is a vice president, and (4) nine months if the participant is a key employee.

  •
  The participant would continue to receive health and life insurance benefits for (1) 24 months, if the participant is the chief executive officer, (2) 18 months if the participant is a senior vice president, (3) 12 months if the participant is a vice president, and (4) nine months if a participant is a key employee.

  •
  100 percent of the unvested portion of the equity awards held by the participant, including awards granted by the surviving or acquiring entity after the change in control, would become vested.

  •
  Stock options held by the participant would remain exercisable for one year after termination of employment.

  •
  The participant would receive outplacement services for a period of six months.

        If a participant's employment is involuntarily terminated at any time other than within 18 months after a change in control, then the participant is entitled to certain payments based on the participant's monthly base salary rate alone, together with certain additional benefits, as follows:

  •
  The participant would receive a lump sum payment equal to the participant's monthly base salary rate and monthly annual incentive bonus rate for a number of months based on the participant's position: (1) 18 months if the participant is the chief executive officer, (2) 12 months if the participant is a senior vice president, (3) nine months if the participant is a vice president, and (4) six months if the participant is a key employee.

  •
  The participant would continue to receive health and life insurance benefits for (1) 18 months if the participant is the chief executive officer, (2) 12 months if the participant is a senior vice president, (3) nine months if the participant is a vice president, and (4) six months if the participant is a key employee.

  •
  Any unvested service-based equity awards held by the participant, which would otherwise vest during the one year following termination, would become vested. Except for awards intended to quality for exemption under Section 162(m) of the Code, the vesting of performance-based equity awards would accelerate to the extent that the award would vest had the target level of performance been achieved, subject to proration if the performance period would have continued for more than 12 months beyond the date of the participant's termination of employment, in the case of performance-based equity awards intended to qualify for exemption under Section 162(m) of the Code, the extent of accelerated vesting would be determined by the actual achievement of the applicable performance goals at the end of the performance period, subject to proration if the performance period extends more than 12 months beyond the participant's termination of employment.

  •
  Stock options held by the participant would remain exercisable for one year after termination of employment.

  •
  The participant would receive outplacement services for a period of six months.

        For purposes of the retention plan, the term "monthly base salary rate" means an amount equal to the officer's monthly base salary immediately prior to the triggering termination (without giving effect to any reduction constituting "good reason" for resignation) or, if greater, the officer's monthly base salary immediately prior to the change in control. The term "monthly annual incentive bonus rate" means a quotient determined by dividing by 12 whichever of the following amounts is the greatest: (1) the aggregate amount of all annual incentive bonuses earned by the officer during the fiscal year immediately prior to the year of the change in control, (2) the aggregate amount of all annual incentive bonuses earned by the officer during the fiscal year immediately prior to the year of the triggering termination, or (3) the aggregate of all annual incentive bonuses that would be earned by the officer at the targeted annual rate assuming attainment of 100% of all applicable performance goals in the year which the triggering termination occurs. For this purpose, annual incentive bonuses do not include signing bonuses, retention bonuses or other nonrecurring cash awards that are not part of an annual incentive bonus program.

        For purposes of the retention plan, the term "cause" means the occurrence of any of the following:

  •
  Such participant's theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any of our documents or record;

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  Such participant's material failure to abide by our code of conduct or other written policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct);

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  Such participant's material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of ours (including, without limitation, such participant's improper use or disclosure of our confidential or proprietary information);

  •
  Such participant's intentional act which has a material detrimental effect on our reputation or business;

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  Such participant's repeated failure or inability to perform any reasonable assigned duties after written notice of, and a reasonable opportunity to cure, such failure or inability;

  •
  Such participant's material breach of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement of ours, which breach is not cured pursuant to the terms of such agreement or within 20 days of receiving written notice of such breach; or

  •
  Such participant's conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs such participant's ability to perform his or her duties to us.

        For purposes of the retention plan, the term "good reason" means the occurrence of any of the following conditions without such participant's informed written consent:

  •
  A material diminution in such participant's authority, duties or responsibilities, causing such participant's position to be of materially lesser rank or responsibility;

  •
  A material diminution in the authority, duties or responsibilities of the supervisor to whom such participant is required to report, causing such supervisor's position to be of materially lesser rank or responsibility; or, if such participant reports to the Board, a requirement that such participant report to a corporate officer or employee other than directly to the Board or the board of any parent company of ours;

  •
  a material reduction in such participant's base salary rate or annual incentive bonus target rate, unless reductions comparable in amount and duration are concurrently made for all other officers and key employees of ours;

  •
  a change in such participant's work location that increases the regular one-way commute distance between such participant's residence and work location by more than 30 miles; or

  •
  any action or inaction by us or our successor that constitutes a material breach with respect to such participant of the retention plan or an employment agreement under which such participant provides services to us.

        The offer letter we entered into with Faheem Hasnain, our Chief Executive Officer, provided that his participation agreement under the Retention and Severance Plan would provide for a tax "gross-up" payment to Mr. Hasnain in the event that an excise tax payment becomes payable by Mr. Hasnain under Sections 280G and 4999 of the Internal Revenue Code, which excise tax may be due in certain change of control events. The effect of the tax "gross-up" payment is that the net amount retained by him from all payments after deduction of applicable taxes, including excise tax, penalties and interest with respect to these payments, would equal the net amount that he would have retained in the absence of the excise tax imposed by Section 280G and Section 4999 of the Internal Revenue Code.

Employment Arrangements

        We entered into employment offer letters with each of our named executive officers in connection with their start of employment with us. None of these employment offer letters indicates a specific term of employment, each officer is an "at-will" employee and each officer's employment may be terminated by us or the named executive officer at any time. Each offer letter specifies the officer's initial annual base salary and annual target bonus, which are set forth in the table below. Certain additional terms of our employment arrangements with Mr. Hasnain, Dr. Llana and Dr. Rolfe are summarized below.

Named Executive Officer	Initial Annual Base Salary	Initial Annual Target Bonus
Faheem Hasnain	$550,000	75.0%
Andrew Guggenhime	$362,050	37.5%
Maninder Hora	$294,150	30.0%
Ted Llana	$300,000	37.5%
Mark Rolfe	$320,000	37.5%

Faheem Hasnain

        Our employment offer letter with Mr. Hasnain specifies that he would receive a monthly housing allowance of $6,000 until the earlier of his termination of employment or October 1, 2010. The offer letter also provided that Mr. Hasnain would be granted (1) an option to acquire 300,000 shares of our common stock and (2) a restricted stock award for 100,000 shares of our common stock; we granted these awards to Mr. Hasnain on January 23, 2009. The offer letter also provides that Mr. Hasnain's participation agreement under our retention plan will provide for a "gross-up" payment to Mr. Hasnain in the event that an excise tax payment becomes payable by Mr. Hasnain under Sections 280G and 4999 of the Internal Revenue Code, which excise tax may be due in certain change of control events, in connection with payments and benefits Mr. Hasnain may receive under our retention plan described above under the heading "Retention and Severance Plan."

Ted Llana

        Our employment offer letter with Dr. Llana also specifies that he would receive a new hire bonus of $20,000 and certain relocation benefits. We also agreed to grant to Dr. Llana shares of restricted stock and an option to purchase shares of our common stock; we granted these awards to Dr. Llana on January 23, 2009.

Mark Rolfe

        Our employment offer letter with Dr. Rolfe also specifies that he would receive a new hire bonus of $100,000 and certain relocation benefits. We also agreed to recommend that our Compensation Committee approve a grant to Dr. Rolfe of shares of restricted stock and an option to purchase shares of our common stock; we granted these awards to Dr. Rolfe on August 20, 2009.

Tax Considerations

        Our Compensation Committee has considered the provisions of Section 162(m) of the Internal Revenue Code and related Treasury Department regulations, which restrict deductibility for federal income tax purposes of executive compensation paid to our Chief Executive Officer and each of the four other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under the statute or regulations. The members of our Compensation Committee qualify as outside directors for purposes of exempting executive compensation from the limits on deductibility under Section 162(m). Our Compensation Committee is solely responsible for granting stock options to officers. In the future, our Compensation Committee will continue to evaluate the advisability of exempting executive compensation from the deductibility limits of Section 162(m). Our Compensation Committee's policy is to qualify our executives' compensation for deductibility under applicable tax laws to the maximum extent possible, consistent with our compensation objectives.

Stock Ownership Guidelines

        The Board believes that ownership of our common stock by our officers and directors promotes a focus on long-term growth and aligns the interests of our officers and directors with those of our stockholders, however, the Board has not adopted formal stock ownership guidelines that would apply to our executive officers and directors to mandate or encourage any particular ownership level.

Prohibition against Certain Equity Transactions

        Our Trading Compliance Policy prohibits our officers and directors from engaging in "short" sales and hedging or monetization transactions which could reasonably cause our officers and directors to have interests adverse to our stockholders. "Short" sales, which are sales of shares of common stock by a person that does not own the shares at the time of the sale, evidence an expectation that the value of the shares will decline in value. We prohibit our officers and directors from entering into "short" sales because such transactions signal to the market that the officer or director has no confidence in us or our short-term prospects and may reduce the officer's or director's incentive to improve our performance. In addition, Section 16(c) of the Exchange Act expressly prohibits officers and directors from engaging in short sales. Our officers and directors are also prohibited under our Trading Compliance Policy from entering into hedging or monetization transactions, such as zero-cost collars and forward sale contracts, which allow a party to lock in much of the value of their stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions would allow someone to continue to own the covered securities, but without the full risks and rewards of ownership. If an officer or director were to enter into such a transaction, the officer or director would no longer have the same objectives as our other stockholders.

REPORT OF THE COMPENSATION COMMITTEE

        The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis found on pages B-20 to B-38 of this Information Statement. Based on this review and these discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

    Respectfully submitted,

    Gary Lyons, Chairperson
    Brad Goodwin
    Hoyoung Huh
    Kurt von Emster

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

        The following table sets forth information concerning the compensation earned by our chief executive officer, our chief financial officer and our three other most highly compensated executive officers (each, a "named executive officer") during 2008 with PDL and the Company.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)		Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Faheem Hasnain	2009	571,154		—		858,810		1,794,658		440,000	(2)	76,290	(3)	3,740,912
President and Chief	2008	112,115	(4)	—		1,167,500	(5)	2,250,690	(5)	103,125	(6)	25,787	(7)	3,659,217
Executive Officer

Andrew Guggenhime	2009	379,975		179,000	(8)	315,926		683,040		172,000	(2)	5,561	(9)	1,735,502
Senior Vice President	2008	345,804		116,000	(8)	111,400		—		180,000	(6)	4,619	(9)	757,823
and Chief Financial	2007	348,081		17,755		—		382,487		97,245		3,668	(9)	849,236
Officer

Maninder Hora	2009	305,464		112,500	(8)	129,256		334,598		104,000	(2)	7,412	(9)	993,230
Vice President, Product	2008	280,951		97,500	(8)	—		—		110,000	(6)	192,664	(10)	681,115
and Quality Operations	2007	280,125		4,622		—		235,260		62,608		4,371	(9)	586,986

Ted Llana	2009	292,722	(11)	20,000	(12)	460,457		440,078		149,000	(2)	35,863	(13)	1,398,120
Senior Vice President,
Commercial and
Corporate
Development

Mark Rolfe(18)	2009	112,000	(14)	100,000	(15)	231,676		425,760		55,000	(2)	48,965	(16)	973,401
Senior Vice President
and Chief Scientific
Officer

(1)
Amounts listed in this column reflect the aggregate grant date fair value of stock and option awards granted during 2009 to officers computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts for awards in 2009, 2008 and 2007 are included in Note 3 to the Company's audited financial statements for fiscal year ended December 31, 2009 included in the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2010.

(2)
This amount reflects the amount of cash bonus earned under the 2009 Bonus Program.

(3)
Consists of (A) matching contributions made to Mr. Hasnain under the Company's 401(k) plan, (B) insurance premiums paid with respect to life insurance for the benefit of Mr. Hasnain and (C) a monthly housing allowance in accordance with Mr. Hasnain's employment offer letter.

(4)
Mr. Hasnain's annual base salary in 2008 was $550,000. The amount of salary earned is lower than his base salary, however, because Mr. Hasnain joined PDL in October 2008.

(5)
Represents the aggregate grant date fair value of equity awards granted by PDL to Mr. Hasnain in October 2008 upon the start of his employment with PDL. These awards were forfeited in their entirety on December 18, 2008 without having vested or been exercised.

(6)
This amount reflects the amount of cash bonus earned under the 2008 Bonus Program.

(7)
Pursuant to the offer letter Mr. Hasnain entered into with both PDL and Facet, he is entitled to a $6,000 monthly housing allowance and reimbursement of up to $7,500 of his attorneys' fees incurred in connection with his negotiation of his offer letter with PDL. This amount consists of three months of the housing allowance benefit and reimbursement of Mr. Hasnain's attorneys' fees.

(8)
In 2008, PDL's Compensation Committee approved time-based cash retention bonuses payable to certain of our named executive officers. The dates on which many of these retention bonuses were earnable extended to the end of 2009. We assumed these retention bonus obligations in connection with the Spin-off and entered into retention bonus letter agreements with the named executive officers listed in the tables below. The circumstances in which these retention bonuses were adopted were unique and we do not expect to implement similar retention programs in the foreseeable future.

	Retention Bonus Payment Dates in 2009
	January 31, 2009	May 31, 2009	June 30, 2009	September 4, 2009	December 31, 2009
Andrew Guggenhime	$25,000	—	$66,000	—	$88,000
Maninder Hora	—	$45,000	—	$67,500	—

	Retention Bonus Payment Dates in 2008
	July 31, 2008	September 30, 2008	October 31, 2008	December 1, 2008
Andrew Guggenhime	$25,000	$66,000	$25,000	—
Maninder Hora	—	$30,000	—	$67,500
(9)
Consists of (A) matching contributions made to the officer under the Company's 401(k) plan and (B) insurance premiums paid with respect to life insurance for the benefit of the officer.

(10)
Consists of (A) matching contributions PDL made to Dr. Hora under PDL's 401(k) plan, (B) insurance premiums paid with respect to life insurance for the benefit of Dr. Hora and (C) a relocation payment of $185,048 that PDL paid to Dr. Hora in connection with his purchase of a residence pursuant to a letter agreement between Dr. Hora and PDL.

(11)
Dr. Llana's annual base salary in 2009 was $300,000. The amount of salary earned is lower than his base salary, however, because Dr. Llana joined us in January 2009.

(12)
Consists of a hiring bonus paid to Dr. Llana at the start of his employment in January 2009.

(13)
Consists of (A) matching contributions made to Dr. Llana under the Company's 401(k) plan, (B) insurance premiums paid with respect to life insurance for the benefit of Dr. Llana and (C) a relocation allowance in accordance with Dr. Llana's employment offer letter.

(14)
Dr. Rolfe's annual base salary in 2009 was $320,000. The amount of salary earned is lower than his base salary, however, because Dr. Rolfe joined us in August 2009.

(15)
Consists of a hiring bonus paid to Dr. Rolfe at the start of his employment in August 2009.

(16)
Consists of (A) matching contributions made to Dr. Rolfe under the Company's 401(k) plan, (B) insurance premiums paid with respect to life insurance for the benefit of Dr. Rolfe and (C) a relocation allowance in accordance with Dr. Rolfe's employment offer letter.

Grants of Plan-Based Awards During 2009

        Please see the sections titled "Re-engagement and Value-Transfer Grants" above and the descriptions of our employment arrangements with Mr. Hasnain above regarding equity awards we made to our executive officers in early 2009.

        The following table lists each equity award we granted to our named executive officers during 2009.

Name	Grant Date		Date of Board of Directors Action	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards
Faheem Hasnain	01-23-2009	(1)	01-23-2009	100,000	300,000	$6.17	$1,883,180
	08-06-2009	(2)	07-28-2009	27,667	83,000	$9.95	$770,287
Andrew Guggenhime	01-23-2009	(1)	01-23-2009	21,330	64,000	$6.17	$401,725
	01-23-2009	(1)	01-23-2009	8,270	—	—	$51,026
	04-02-2009	(3)	04-02-2009	—	20,980	$9.55	$121,558
	08-06-2009	(2)	07-28-2009	15,251	45,760	$9.95	$424,657
Maninder Hora	01-23-2009	(1)	01-23-2009	10,650	32,000	$6.17	$200,770
	01-23-2009	(1)	01-23-2009	2,756	—	—	$17,005
	04-02-2009	(3)	04-02-2009	—	16,856	$9.55	$97,664
	08-06-2009	(2)	07-28-2009	5,325	16,000	$9.95	$148,416
Ted Llana	01-23-2009	(1)	01-23-2009	21,330	64,000	$6.17	$401,725
	08-06-2009	(2)	07-28-2009	8,896	26,693	$9.95	$247,711
	09-21-2009		09-21-2009	15,000	—	—	$251,100
Mark Rolfe	08-20-2009	(4)	08-18-2009	21,333	64,000	$10.86	$657,436

(1)
The equity awards granted on January 23, 2009 are discussed further in the section titled "Re-engagement and Value-Transfer Grants."

(2)
Our Compensation Committee approved this award on July 28, 2009, which was shortly before the anticipated public release of the Company's results of operations and financial condition for the quarter and six months ended June 30, 2009 (the "Q2 Earnings"). As a result, our Compensation Committee determined to make these grants effective as of the date that was two trading days after the public release of the Q2 Earnings.

(3)
The equity awards granted on April 2, 2009 are discussed further in the section titled "Re-engagement and Value-Transfer Grants."

(4)
Our Compensation Committee approved this award on August 18, 2009, which grant was conditioned on the start of Mr. Rolfe's employment with the Company, which began two days later on August 20, 2009.

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth information regarding each unexercised option to purchase shares of our common stock and shares of unvested restricted common stock held by each of our named executive officers as of December 31, 2009

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date(1)	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Faheem Hasnain	87,500	212,500	(1)	$6.17	01-23-2016
	6,916	76,084	(2)	$9.95	08-06-2016
						75,000	(3)	$1,316,250
						27,667	(4)	$485,556
Andrew Guggenhime	14,666	49,334	(5)	$6.17	01-23-2016
	20,980	—		$9.55	04-02-2016
	3,813	41,947	(6)	$9.95	08-06-2016
						21,330	(7)	$374,342
						4,135	(8)	$72,569
						15,251	(9)	$267,655
Maninder Hora	7,333	24,667	(10)	$6.17	01-23-2016
	16,856	—		$9.55	04-02-2016
	1,333	14,667	(11)	$9.95	08-06-2016
						10,650	(12)	$186,908
						1,378	(13)	$24,184
						5,235	(14)	$91,874
Ted Llana	—	64,000	(15)	$6.17	01-23-2016
	2,224	24,469	(16)	$9.95	08-06-2016
						21,330	(17)	$374,342
						8,896	(18)	$156,125
						15,000	(19)	$263,250
Mark Rolfe	—	64,000	(20)	$10.86	08-20-2016
						21,333	(21)	$374,394

(1)
Mr. Hasnain will vest in 6,250 shares subject to this option each month through the final vest date of October 1, 2012, subject to his continued employment.

(2)
Mr. Hasnain will vest in 1,729 shares subject to this option each month through the final vest date of August 6, 2013, subject to his continued employment.

(3)
Mr. Hasnain will vest in 25,000 shares subject to this restricted stock award annually on October 1st through the final vest date of October 1, 2012, subject to his continued employment.

(4)
Mr. Hasnain will vest in 9,222 shares subject to this restricted stock award annually on August 6th through the final vest date of August 6, 2012, subject to his continued employment.

(5)
Mr. Guggenhime will vest in 1,333 shares subject to this option each month through the final vest date of January 23, 2013, subject to his continued employment.

(6)
Mr. Guggenhime will vest in 953 shares subject to this option each month through the final vest date of August 6, 2013, subject to his continued employment.

(7)
Mr. Guggenhime will vest in 7,110 shares subject to this restricted stock award annually on January 23rd through the final vest date of January 23, 2012, subject to his continued employment.

(8)
Mr. Guggenhime will vest in the remaining 4,135 shares subject to this restricted stock award on April 23, 2010, subject to his continued employment.

(9)
Mr. Guggenhime will vest in 5,084 shares subject to this restricted stock award annually on August 6th through the final vest date of August 6, 2012, subject to his continued employment.

(10)
Mr. Hora will vest in 666 shares subject to this option each month through the final vest date of January 23, 2013, subject to his continued employment.

(11)
Mr. Hora will vest in 333 shares subject to this option each month through the final vest date of August 6, 2013, subject to his continued employment.

(12)
Mr. Hora will vest in 3,550 shares subject to this restricted stock award annually on January 23rd through the final vest date of January 23, 2012, subject to his continued employment.

(13)
Mr. Hora will vest in the remaining 1,378 shares subject to this restricted stock award on July 24, 2010, subject to his continued employment.

(14)
Mr. Hora will vest in 1,775 shares subject to this restricted stock award annually on August 6th through the final vest date of August 6, 2012, subject to his continued employment.

(15)
Mr. Llana will vest in 16,000 shares subject to this option on January 6, 2010, after which he will vest in 1,333 shares subject to this option each month through the final vest date of January 6, 2013, all such vesting being subject to his continued employment.

(16)
Mr. Llana will vest in 556 shares subject to this option each month through the final vest date of August 6, 2013, subject to his continued employment.

(17)
Mr. Llana will vest in 5,333 shares subject to this restricted stock award annually on January 6th through the final vest date of January 6, 2013, subject to his continued employment.

(18)
Mr. Llana will vest in 2,965 shares subject to this restricted stock award annually on August 6th through the final vest date of August 6, 2012, subject to his continued employment.

(19)
Mr. Llana will vest in 5,000 shares subject to this restricted stock award annually on September 21st through the final vest date of September 21, 2012, subject to his continued employment.

(20)
Mr. Rolfe will vest in 16,000 shares subject to this option on August 20, 2010, after which he will vest in 1,333 shares subject to this option each month through the final vest date of August 20, 2013, all such vesting being subject to his continued employment.

(21)
Mr. Rolfe will vest in 7,111 shares subject to this restricted stock award annually on August 20th through the final vest date of August 20, 2012, subject to his continued employment.

Option Exercises and Stock Vested in 2009

        The following table lists the number of shares of our common stock acquired upon exercise of options by each named executive officer during 2009 and the number of shares of restricted common stock held by each named executive officer that vested during 2009.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Faheem Hasnain	—	—	25,000	$434,250
Andrew Guggenhime	—	—	4,135	$40,482
Maninder Hora	—	—	1,378	$11,410
Mark Rolfe	—	—	—	—
Ted Llana	—	—	—	—

(1)
Value realized on vesting equals the market value of the shares that vested on the vesting date(s).

Potential Payments Upon Termination or Change in Control

        The tables below identify the potential payments that each of our named executive officers would have received in the event of a change in control or termination of employment assuming that the transaction or termination occurred on December 31, 2009 based on our closing price of $17.55 per Share on the Nasdaq Global Select Market as of that date. Except as noted below, all of the potential payments listed in the table below are payments that would have been made pursuant to the terms of our retention plan discussed above under the heading "Change in Control and Severance Benefits."

	Acceleration of Vesting
				Continuation of Benefits and Outplacement Services(2)
	Stock Options	Restricted Stock	Severance Payment(1)		Tax Gross-Up Payments	Total
Faheem Hasnain
• Change in control transaction (options not assumed)(3)	$2,996,488	$1,801,806	$—	$—	$—	$4,798,294
• Change in control employment termination(4)	$2,996,488	$1,801,806	$1,980,000	$59,363	$1,337,627	$8,175,284
• Employment termination absent a change in control(5)	$1,011,200	$600,596	$1,485,000	$47,022	$—	$3,143,818
Andrew Guggenhime
• Change in control transaction (options not assumed)(3)	$880,218	$714,566	$—	$—	$—	$1,594,784
• Change in control employment termination(4)	$880,218	$714,566	$801,075	$47,094	$—	$2,442,953
• Employment termination absent a change in control(5)	$269,024	$237,746	$534,050	$34,729	$—	$1,075,549
Maninder Hora
• Change in control transaction (options not assumed)(3)	$392,180	$304,545	$—	$—	$—	$696,725
• Change in control employment termination(4)	$392,180	$304,545	$398,150	$34,776	$—	$1,129,651
• Employment termination absent a change in control(5)	$121,440	$117,638	$298,613	$28,582	$—	$566,272
Ted Llana
• Change in control transaction (options not assumed)(3)	$914,284	$793,716	$—	$—	$—	$1,708,001
• Change in control employment termination(4)	$914,284	$793,716	$682,500	$47,094	$—	$2,437,595
• Employment termination absent a change in control(5)	$399,705	$233,397	$455,000	$34,729	$—	$1,122,832
Mark Rolfe
• Change in control transaction (options not assumed)(3)	$428,160	$374,394	$—	$—	$—	$802,554
• Change in control employment termination(4)	$428,160	$374,394	$672,375	$47,094	$—	$1,522,023
• Employment termination absent a change in control(5)	$142,718	$124,798	$448,250	$34,729	$—	$750,495

(1)
The amounts listed in this column do not include the payment of accrued salary and vacation that would be due upon termination of employment. Severance payments are based on the officer's annual base salary and annual incentive bonus rate as of December 31, 2009.

(2)
Represents the present value of the continuation of our current employee benefits, including medical, dental, disability and life insurance as well as the value of six months of outplacement services under our retention plan. Under our retention plan, benefits continue for 24 months after a triggering termination for our Chief Executive Officer, 18 months after a triggering termination for our senior vice presidents and 12 months after a triggering termination for our vice presidents.

(3)
If a "change in control" under our retention plan occurs and the surviving or acquiring entity in the change in control transaction neither assumes the officer's equity awards nor issues substitute awards, then 100% of the unvested portion of equity awards held by the officer would become vested in full and all equity awards the vesting of which is based on achievement of performance goals would vest in full immediately prior to the change in control in an amount that would vest had the target level of performance been achieved.

(4)
The amounts in this row were determined on the assumption that a "change in control" under our retention plan occurred and a triggering termination occurred with respect to the officer's employment. In this event, 100% of the unvested portion of equity awards held by such officer would become vested in full and all equity awards the vesting of which is based on achievement of performance goals would vest in full immediately prior to the change in control in an amount that would vest had the target level of performance been achieved.

(5)
If a triggering termination occurred with respect to the officer's employment absent a change in control, then each equity award the vesting of which is solely conditioned upon the continued service of the officer would vest upon employment termination to the same extent that such equity award would have vested over the 12 months following the employment termination and each equity award the vesting of which is conditioned upon the achievement of performance goals would vest in whole or in part dependent on certain factors pursuant to the terms of our retention plan.

Compensation Committee Interlocks and Insider Participation

        None of the members of our Compensation Committee was at any time during 2009 one of our officers or employees. None of our officers serves as a member of the board of directors or compensation committee of any other entity that has one or more officers serving as a member of the Board or Compensation Committee.

Equity Compensation Plans Approved by Stockholders

        As of December 31, 2009, we maintained two equity compensation plans that provide for the issuance of common stock-based awards to officers and other employees, directors and consultants. These consist of the 2008 Employee Stock Purchase Plan and the 2008 Equity Incentive Plan, each of which has been approved by our stockholders. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of December 31, 2009.

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by stockholders	2,194,473	$8.20	1,683,277
Equity compensation plans not approved by stockholders	—	$—	—

Total	2,194,473		1,683,277

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding beneficial ownership of our common stock as of March 9, 2010 with respect to our current officers and directors, and for those persons or groups that beneficially hold more than 5% of our outstanding shares of common stock. The table contains ownership information for:

  •
  each person who is known by us, based on the records of our transfer agent and relevant documents filed with the SEC, to own beneficially more than 5% of the outstanding shares of our common stock;

  •
  each member of or nominee to the Board;

  •
  each of our named executive officers; and

  •
  all members of the Board and our executive officers as a group.

        Unless otherwise specified, the address of each named individual in the table below is the address of the Company.

Name of Beneficial Owner or Identity of Group(1)	Shares of Common Stock Beneficially Owned	Percent of Class
BVF Partners L.P.(2)	3,971,121	15.7%
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
The Baupost Group, L.L.C.(3)	3,506,875	13.9%
10 St. James Avenue, Suite 1700
Boston, Massachusetts 02116
BlackRock, Inc.(4)	1,836,674	7.3%
40 E. 52nd Street
New York, New York 10022
NB Public Equity K/S(5)	1,538,338	6.1%
Oestergade 5, 3rd floor
DK-1100, Copenhagen K
Denmark
Brad Goodwin(6)	37,778	*
Hoyoung Huh, M.D., Ph.D.(7)	19,444	*
Gary Lyons(8)	30,833	*
David R. Parkinson, M.D.(9)	30,833	*
Kurt von Emster(10)	27,222	*
Faheem Hasnain(11)	255,442	1.0%
Andrew Guggenhime(12)	95,549	*
Maninder Hora(13)	51,175	*
Ted Llana(14)	72,219	*
Mark Rolfe	22,446	*
All directors and executive officers as a group (10 persons)(15)	642,941	2.5%

*
Less than 1%

(1)
Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(2)
All information included in this table and this footnote regarding the beneficial ownership of Biotechnology Value Fund, L.P. ("BVF"), Biotechnology Value Fund II, L.P. ("BVF2"), BVF Investments, L.L.C. ("BVLLC"), Investment 10, L.L.C. ("ILL10"), BVF Partners L.P. ("Partners"), BVF Inc. ("BVF Inc.") and Mark N. Lampert ("Mr. Lampert") is based on our review of Amendment No. 2 to Schedule 13D filed with the SEC by BVF, BVF2, BVLLC, ILL10, Partners, BVF Inc. and Mr. Lampert on February 2, 2010 regarding the beneficial ownership of our common stock (the "BVF 13D"). According to the BVF 13D, BVF beneficially owns 915,121 shares, or 3.6% of our common stock; BVF2 beneficially owns 634,000 shares, or 2.5% of our common stock; BVLLC beneficially owns 2,195,000 shares, or 8.7% of our common stock; ILL10 beneficially owns 227,000 shares, or less than 1% of our common stock; and Partners, BVF Inc. and Mr. Lampert each beneficially owns 3,971,121 shares, or 15.7% of our common stock. The BVF 13D also states that each of the reporting persons on the BVF 13D may be deemed to be a member of a group for the purpose of Section 13(d) or 13(g) of the Exchange Act. The table below reflects the number of shares of our common stock to which BVF, BVF2, BVLLC, ILL10, Partners, BVF Inc. and Mr. Lampert have sole voting power, shared voting power, sole dispositive power and shared dispositive power according to the BVF 13D.

	BVF	BVF2	BVLLC	ILL10	Partners	BVF Inc.	Mr. Lampert
Sole voting power (shares)	0	0	0	0	0	0	0
Shared voting power (shares)	915,121	634,000	2,195,000	227,000	3,971,121	3,971,121	3,971,121
Sole dispositive power (shares)	0	0	0	0	0	0	0
Shares dispositive power (shares)	915,121	634,000	2,195,000	227,000	3,971,121	3,971,121	3,971,121
(3)
All information included in this footnote regarding the beneficial ownership of The Baupost Group, L.L.C. ("Baupost"), SAK Corporation ("SAK"), and Seth A. Klarman ("Mr. Klarman") is based on our review of Amendment No. 3 to Schedule 13D filed with the SEC by Baupost, SAK and Mr. Klarman on December 16, 2009 regarding their beneficial ownership of our common stock (the "Baupost 13D"). According to the Baupost 13D, BVP LP beneficially owns 1,238,128 shares, or 4.9% of our common stock; and Baupost, SAK and Mr. Klarman each beneficially owns 3,506,875 shares, or 13.9% of our common stock. The table below reflects the number of shares of our common stock to which Baupost, BVP LP, SAK and Mr. Klarman have sole voting power, shared voting power, sole dispositive power and shared dispositive power according to the Baupost 13D.

	BVP LP	Baupost	SAK	Mr. Klarman
Sole voting power (shares)	0	0	0	0
Shared voting power (shares)	1,238,128	3,506,875	3,506,875	3,506,875
Sole dispositive power (shares)	0	0	0	0
Shares dispositive power (shares)	1,238,128	3,506,875	3,506,875	3,506,875
(4)
All information included in this footnote regarding the beneficial ownership of BlackRock, Inc. ("BlackRock") is based on our review of Schedule 13G filed with the SEC by BlackRock on January 29, 2010 regarding its beneficial ownership of our common stock (the "BlackRock 13G"). According to the BlackRock 13G, BlackRock owns 1,836,674 shares, or 7.3%, of our common stock and has sole voting and dispositive power with respect to these shares.

(5)
All information included in this footnote regarding the beneficial ownership of NB Public Equity K/S ("NB"), NB Public Equity Komplementar ApS ("NB KAS"), Cora Madsen ("Ms. Madsen"),

  Christian Hansen ("Mr. Hansen") and Florian Schönharting ("Mr. Schönharting") is based on our review of Amendment No. 1 to Schedule 13G filed with the SEC by NB, NB KAS, Ms. Madsen, Mr. Hansen and Mr. Schönharting on February 16, 2010 regarding their beneficial ownership of our common stock (the "NB 13G"). According to the NB 13G, NB, NB KAS, Ms. Madsen, Mr. Hansen and Mr. Schönharting each beneficially owns 1,538,338 shares, or 6.1%, of our common stock and each shares voting and dispositive power with respect to these shares.

(6)
Includes 24,444 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by May 8, 2010,, the date 60 days after March 9, 2010.

(7)
Includes 11,111 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by May 8, 2010, , the date 60 days after March 9, 2010.

(8)
Includes 20,000 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by May 8, 2010, the date 60 days after March 9, 2010.

(9)
Includes 20,000 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by May 8, 2010, the date 60 days after March 9, 2010.

(10)
Includes 17,222 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by May 8, 2010, the date 60 days after March 9, 2010.

(11)
Includes 134,312 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by May 8, 2010, the date 60 days after March 9, 2010.

(12)
Includes 49,560 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by May 8, 2010, the date 60 days after March 9, 2010.

(13)
Includes 29,856 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by May 8, 2010, the date 60 days after March 9, 2010.

(14)
Includes 29,337 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by May 8, 2010, the date 60 days after March 9, 2010.

(15)
Consists of all shares beneficially owned by our directors and executive officers who served in that capacity as of March 9, 2010. Includes 335,842 shares issuable upon the exercise of options which are currently exercisable or will become exercisable by May 8, 2010, the date 60 days after March 9, 2010.

Section 16(a) Beneficial Ownership Reporting Compliance

        Our directors and executive officers are required by Section 16(a) of the Securities Exchange Act of 1934 to timely file with the SEC certain reports regarding their beneficial ownership of our common stock. These persons are also required to furnish us with copies of these reports they file with the SEC. To our knowledge, based solely on our review of such Section 16 Reports we have received and written representations from our directors and executive officers, we believe that our officers and executive officers complied with all filing requirements under Section 16(a) during 2009.